Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

MERCK & CO., INC.,

SCHERING-PLOUGH CORPORATION,

BLUE, INC.,

and

PURPLE, INC.

March 8, 2009

TABLE OF CONTENTS

Page

ARTICLE I

THE MERGERS

1.1	The Mergers	2
1.2	Closing	3
1.3	Certificates of Incorporation and Bylaws	3
1.4	Directors and Officers	4

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT
CORPORATIONS

2.1	Conversion of Securities	4
2.2	Exchange of Certificates	7
2.3	Stock Transfer Books	10
2.4	Saturn Options and Other Equity Awards	10
2.5	Mercury Options and Other Equity Awards	12
2.6	Reservation of Shares; Registration	12

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SATURN AND
MERGER SUB 1 AND MERGER SUB 2

3.1	Organization and Qualification	13
3.2	Significant Subsidiaries	13
3.3	Authorization; Validity of Agreement; Necessary Action	14
3.4	Governmental Filings; No Violations; Consents and Waivers	15
3.5	Capital Stock	16
3.6	Saturn SEC Reports	18
3.7	Absence of Certain Changes or Events	20
3.8	Material Contracts	20
3.9	Intellectual Property	21
3.10	Litigation	22
3.11	Permits; Compliance with Laws	22
3.12	Regulatory Compliance	22
3.13	Saturn Employee Benefit Plans	23
3.14	Labor and Employment Matters	26
3.15	Taxes	26
3.16	Tax Matters	27
3.17	Insurance	27
3.18	Environmental Liability	27
3.19	Affiliated Transactions	28
3.20	Brokerage	28
3.21	Opinion of Saturn’s Financial Advisor	28

3.22	Interested Stockholder	29
3.23	Ownership and Operations of Merger Sub 1 and Merger Sub 2	29
3.24	Rights Agreement; Takeover Statutes	29
3.25	Intercompany Notes	29
3.26	No Additional Representations	29

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF MERCURY

4.1	Organization and Qualification	30
4.2	Significant Subsidiaries	31
4.3	Authorization; Validity of Agreement; Necessary Action	31
4.4	Governmental Filings; No Violations; Consents and Waivers	32
4.5	Capital Stock	33
4.6	Mercury SEC Reports	34
4.7	Absence of Certain Changes or Events	35
4.8	Material Contracts	36
4.9	Intellectual Property	36
4.10	Litigation	37
4.11	Permits; Compliance with Laws	37
4.12	Regulatory Compliance	38
4.13	Mercury Employee Benefit Plans	38
4.14	Taxes	39
4.15	Tax Matters	40
4.16	Insurance	40
4.17	Opinion of Mercury’s Financial Advisor	40
4.18	Interested Stockholder	40
4.19	Rights Agreement; Takeover Statutes	40
4.20	Financing	40
4.21	No Additional Representations	41

ARTICLE V
CERTAIN PRE-CLOSING COVENANTS

5.1	Conduct of the Business of Saturn	42
5.2	Conduct of the Business of Mercury	47
5.3	No Control of Other Party’s Business	48

ARTICLE VI
ADDITIONAL AGREEMENTS

6.1	Preparation of the Joint Proxy Statement and the Registration Statement	49
6.2	Shareholders Meetings; Recommendations	50
6.3	Access to Information; Confidentiality	51
6.4	No Solicitation	52
6.5	Efforts to Consummate; Notification	60
6.6	Certain Notices	63

6.7	Public Announcements	63
6.8	Indemnification of Directors and Officers	63
6.9	Employee Benefits	65
6.10	Financing	71
6.11	Takeover Statutes	74
6.12	Transaction Litigation	75
6.13	NYSE Listing	75
6.14	Overseas Financing	75
6.15	Convertible Preferred Stock Conversion	75
6.16	Dividends	75
6.17	Tax-Free Qualification	75
6.18	Tax Treatment of Specified Subsidiaries	76
6.19	Tax Representation Letters	76
6.20	Environmental Matters	76

ARTICLE VII
CONDITIONS

7.1	Conditions to Obligations of Each Party under this Agreement	77
7.2	Conditions to Mercury’s Obligations	77
7.3	Conditions to Saturn’s, Merger Sub 1’s and Merger Sub 2’s Obligations	78

ARTICLE VIII
TERMINATION AND EXPENSES

8.1	Termination	79
8.2	Notice of Termination; Effect of Termination	82
8.3	Expenses and Other Payments	82

ARTICLE IX
DEFINITIONS

9.1	Definitions	85
9.2	Construction	98

ARTICLE X
MISCELLANEOUS

10.1	Non-Survival of Representations and Warranties	99
10.2	Notices	99
10.3	Severability	100
10.4	Entire Agreement	100
10.5	Assignment; Merger Subs	100
10.6	Extension; Waiver	101
10.7	Third Party Beneficiaries	101
10.8	No Strict Construction	101
10.9	Governing Law; Consent to Jurisdiction	101

10.10	Disclosure Letters	102
10.11	Specific Performance	102
10.12	WAIVER OF TRIAL BY JURY	102
10.13	Counterparts	103
10.14	Amendment	103

Exhibit A	Restated Certificate of Incorporation of Saturn Merger Surviving Corporation
Exhibit B	Bylaws of Saturn Merger Surviving Corporation
Exhibit C	Certificate of Incorporation of Mercury Merger Surviving Corporation
Exhibit D	Bylaws of Mercury Merger Surviving Corporation

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made as of March 8, 2009, by and among Merck & Co., Inc., a New Jersey corporation (“Mercury”), Schering-Plough Corporation, a New Jersey corporation (“Saturn”), Blue, Inc., a New Jersey corporation and a wholly owned subsidiary of Saturn (“Merger Sub 1”), and Purple, Inc., a New Jersey corporation and a wholly owned subsidiary of Saturn (“Merger Sub 2”). Capitalized terms used and not otherwise defined in this Agreement have the meanings set forth in Article IX.

RECITALS

WHEREAS, the respective Boards of Directors of Mercury, Saturn, Merger Sub 1 and Merger Sub 2 have approved this Agreement, the merger of Merger Sub 1 with and into Saturn (the “Saturn Merger”) and the merger of Merger Sub 2 with and into Mercury (the “Mercury Merger”) and the other transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Boards of Directors of Saturn and Merger Sub 1 have unanimously determined to recommend to their respective shareholders the approval of this Agreement and the transactions contemplated hereby, including the Saturn Merger, subject to the terms and conditions hereof and in accordance with the provisions of the New Jersey Business Corporation Act (as amended, the “NJBCA”);

WHEREAS, the Boards of Directors of Mercury and Merger Sub 2 have unanimously determined to recommend to their respective shareholders the approval of this Agreement and the transactions contemplated hereby, including the Mercury Merger, subject to the terms and conditions hereof and in accordance with the provisions of the NJBCA;

WHEREAS, the Board of Directors of Saturn has unanimously determined to recommend to its shareholders the approval of the Saturn Share Issuance in accordance with the rules and regulations of the NYSE and the NJBCA; and

WHEREAS, it is intended that, for United States federal income tax purposes, (a) the Mercury Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, and (b) this Agreement will be, and hereby is, adopted as a plan of reorganization.

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained in this Agreement and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, do hereby agree as follows:

ARTICLE I

THE MERGERS

1.1	The Mergers.

(a)       The Saturn Merger. (i) Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the NJBCA, at the Initial Effective Time, Merger Sub 1 shall be merged with and into Saturn. As a result of the Saturn Merger, the separate corporate existence of Merger Sub 1 shall cease and Saturn shall continue as the surviving corporation after the Saturn Merger (the “Saturn Merger Surviving Corporation”).

(ii)       As soon as practicable on the Closing Date, the parties shall cause the Saturn Merger to be consummated by filing a certificate of merger relating to the Saturn Merger (the “Certificate of Saturn Merger”) with the Department of the Treasury of the State of New Jersey, in such form as required by, and executed in accordance with the relevant provisions of, the NJBCA. The Saturn Merger shall become effective at such time at which the Certificate of Saturn Merger is filed with the Department of Treasury of the State of New Jersey or at such subsequent time as Mercury and Saturn shall agree and as shall be specified in the Certificate of Saturn Merger (the date and time the Saturn Merger becomes effective being the “Initial Effective Time”).

(iii)      At the Initial Effective Time, the effect of the Saturn Merger shall be as provided in the applicable provisions of the NJBCA. Without limiting the generality of the foregoing, at the Initial Effective Time, all the property, rights, privileges, powers and franchises of Saturn and Merger Sub 1 shall vest in the Saturn Merger Surviving Corporation, and all debts, liabilities and duties of Saturn and Merger Sub 1 shall become the debts, liabilities and duties of the Saturn Merger Surviving Corporation.

(b)       The Mercury Merger. (i)  Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the NJBCA, at the Subsequent Effective Time, Merger Sub 2 shall be merged with and into Mercury. As a result of the Mercury Merger, the separate corporate existence of Merger Sub 2 shall cease and Mercury shall continue as the surviving corporation after the Mercury Merger (the “Mercury Merger Surviving Corporation”).

(ii)       As soon as practicable on the Closing Date, the parties shall cause the Mercury Merger to be consummated by filing a certificate of merger relating to the Mercury Merger (the “Certificate of Mercury Merger” and together with the Certificate of Saturn Merger, the “Certificates of Merger”) with the Department of the Treasury of the State of New Jersey, in such form as required by, and executed in accordance with the relevant provisions of, the NJBCA. The Mercury Merger shall become effective at such time at which the Certificate of Mercury Merger is filed with the Department of the Treasury of the State of New Jersey or at such subsequent time as Mercury and Saturn shall agree and as shall be specified in the Certificate of Mercury Merger, but in any event immediately after the Initial Effective Time (the date and time the Mercury Merger is effective being the “Subsequent Effective Time”).

(iii)      At the Subsequent Effective Time, the effect of the Mercury Merger shall be as provided in the applicable provisions of the NJBCA. Without limiting the generality of the foregoing, at the Subsequent Effective Time, all the property, rights, privileges, powers and franchises of Mercury and Merger Sub 2 shall vest in the Mercury Merger Surviving Corporation, and all debts, liabilities and duties of Mercury and Merger Sub 2 shall become the debts, liabilities and duties of the Mercury Merger Surviving Corporation.

1.2       Closing. The closing of the Mergers (the “Closing”) shall take place at 10:00 a.m. New York time on the fifth Business Day after the satisfaction or waiver of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions as of the Closing) set forth in Article VII, unless this Agreement shall have been theretofore terminated pursuant to its terms; provided, however, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, if the proceeds of the Financing are not then available in full pursuant to the Commitment Letter (or if Financing Definitive Agreements have been entered into, pursuant to such Financing Definitive Agreements) on the date that would otherwise be the Closing Date, Mercury shall not be required to effect the Closing until such date on which the proceeds of the Financing are available in full pursuant to the Commitment Letter (or if Financing Definitive Agreements have been entered into, pursuant to such Financing Definitive Agreements) (subject to the satisfaction or waiver of the conditions set forth in Article VII as of such date). Notwithstanding the foregoing, the Closing may be consummated at such other time or date as Mercury and Saturn may agree to in writing. The date and time of the Closing is referred to in this Agreement as the “Closing Date.” The Closing shall be held at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York 10004, unless another place is agreed to in writing by Mercury and Saturn.

1.3	Certificates of Incorporation and Bylaws.

(a)       At the Initial Effective Time, by virtue of the Saturn Merger, the certificate of incorporation of Saturn shall be amended to read in its entirety as set forth in Exhibit A and, as so amended, shall be the certificate of incorporation of the Saturn Merger Surviving Corporation, from and after the Initial Effective Time, until thereafter changed or amended as provided therein and/or in accordance with applicable Law. The Saturn Board shall take all action necessary so that, at the Initial Effective Time, the bylaws of Saturn shall be amended to read in their entirety as set forth in Exhibit B, and as so amended, such bylaws shall be the bylaws of the Saturn Merger Surviving Corporation, from and after the Initial Effective Time, until thereafter changed or amended as provided therein, in the certificate of incorporation of the Saturn Merger Surviving Corporation and/or in accordance with applicable Law.

(b)       At the Subsequent Effective Time, by virtue of the Mercury Merger, the certificate of incorporation of Mercury shall be amended to read in its entirety as set forth in Exhibit C and, as so amended, shall be the certificate of incorporation of the Mercury Merger Surviving Corporation, from and after the Subsequent Effective Time, until thereafter changed or amended as provided therein and/or in accordance with applicable Law. The Mercury Board shall take all actions necessary so that at the Subsequent Effective Time, the bylaws of Mercury shall be amended to read in their entirety as set forth in Exhibit D, and as so amended, such bylaws shall be the bylaws of the Mercury Merger Surviving Corporation, from and after the

 Subsequent Effective Time, until thereafter changed or amended as provided therein, in the certificate of incorporation of the Mercury Merger Surviving Corporation and/or in accordance with applicable Law.

1.4	Directors and Officers.

(a)       Prior to the Closing, the Saturn Board shall take all action necessary to (i) cause all of the directors of Saturn immediately prior to the Initial Effective Time (other than three (3) directors designated by Saturn and reasonably satisfactory to Mercury) to resign as directors effective as of the Initial Effective Time, (ii) elect as directors of the Saturn Merger Surviving Corporation effective as of the Initial Effective Time the persons who are members of the Board of Directors of Mercury immediately prior to the Initial Effective Time and such other persons as Mercury shall designate in writing to Saturn prior to the Closing (who, together with the Saturn directors not resigning in accordance with clause (i) above, shall be the sole directors of Saturn Merger Surviving Corporation immediately after the Initial Effective Time), each to hold office in accordance with the certificate of incorporation and bylaws of the Saturn Merger Surviving Corporation, (iii) except as otherwise indicated by Mercury in writing to Saturn prior to the Closing, appoint the persons who are the officers of Mercury immediately prior to the Initial Effective Time as officers holding the same offices of the Saturn Merger Surviving Corporation effective as of the Initial Effective Time, each such person to hold office in accordance with the certificate of incorporation and bylaws of the Saturn Merger Surviving Corporation, and (iv) except as otherwise indicated by Mercury in writing to Saturn prior to the Closing, remove the persons who are officers of Saturn immediately prior to the Initial Effective Time as officers of Saturn effective as of the Initial Effective Time.

(b)       The directors of Mercury immediately prior to the Subsequent Effective Time shall be the directors of the Mercury Merger Surviving Corporation from and after the Subsequent Effective Time, each to hold office in accordance with the certificate of incorporation and the bylaws of the Mercury Merger Surviving Corporation. The officers of Mercury immediately prior to the Subsequent Effective Time shall be the officers of the Mercury Merger Surviving Corporation from and after the Subsequent Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Mercury Merger Surviving Corporation.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

2.1	Conversion of Securities.

(a)       Saturn and Merger Sub 1. At the Initial Effective Time, by virtue of the Saturn Merger and without any action on the part of Saturn, Merger Sub 1 or the holders of any securities of Saturn or Merger Sub 1:

(i)        Conversion Generally. Each share of Saturn Common Stock issued and outstanding immediately prior to the Initial Effective Time (other than any shares of Saturn Common Stock to be cancelled pursuant to Section 2.1(a)(ii) or Section 2.1(a)(iv), or shares to be converted pursuant to Section 2.1(a)(v)) shall be converted into the right to receive (x) 0.5767of a validly issued, fully paid and nonassessable share of Saturn Merger Surviving Corporation Common Stock (the “Stock Consideration”); and (y) $10.50in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration and any cash in lieu of fractional shares of Saturn Common Stock to be paid pursuant to Section 2.2(e), the “Saturn Merger Consideration”). All such shares of Saturn Common Stock that were issued and outstanding immediately prior to the Initial Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist and each holder of a certificate or certificates which immediately prior to the Initial Effective Time represented any such shares of Saturn Common Stock (“Saturn Certificates”) or book-entry shares which immediately prior to the Initial Effective Time represented shares of Saturn Common Stock (“Saturn Book-Entry Shares”) shall thereafter cease to have any rights with respect to such shares of Saturn Common Stock, except the right to receive the Saturn Merger Consideration and as provided by Law. Each share of Convertible Preferred Stock issued and outstanding immediately prior to the Initial Effective Time shall remain outstanding from and after the Initial Effective Time as one share of Convertible Preferred Stock of the Saturn Merger Surviving Corporation in accordance with the terms of Annex A of the certificate of incorporation of the Saturn Merger Surviving Corporation (“Saturn Surviving Corporation Convertible Preferred Stock”). Without any action on the part of the holders of the Convertible Preferred Stock, all outstanding certificates which immediately prior to the Subsequent Effective Time represented such shares of Convertible Preferred Stock and book-entry shares which immediately prior to the Initial Effective Time represented such shares of Convertible Preferred Stock shall, from and after the Initial Effective Time continue to represent a number of shares of Saturn Surviving Corporation Convertible Preferred Stock equal to the number of shares of Convertible Preferred Stock represented thereby immediately prior to the Initial Effective Time.

(ii)       Mercury, Merger Sub 1 and Merger Sub 2 Owned Shares. All shares of Saturn Common Stock owned by Mercury, Merger Sub 1 or Merger Sub 2 or any of their respective wholly owned Subsidiaries shall be cancelled and shall cease to exist and no Saturn Merger Consideration or other consideration shall be delivered in exchange therefor.

(iii)      Merger Sub 1 Common Stock. Each share of common stock of Merger Sub 1 issued and outstanding immediately prior to the Initial Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist.

(iv)      Cancellation of Treasury Shares. Each share of Saturn Common Stock held in the Saturn treasury and each share of Saturn Common Stock, if any, owned by any wholly owned Subsidiary of Saturn immediately prior to the Initial Effective Time (other than any shares of Saturn Common Stock to be converted pursuant to Section 2.1(a)(v)) shall be cancelled and extinguished without any conversion thereof.

(v)       Specified Subsidiary Owned Shares. Each share of Saturn Common Stock owned by DJT Partners, LP, a wholly-owned Subsidiary of Saturn (unless such shares of Saturn Common Stock are cancelled pursuant to Section 6.18) shall be converted into the number of shares of Saturn Merger Surviving Corporation Common Stock equal to (x) the Stock Consideration, expressed as a decimal, plus (y) the fraction resulting from dividing the

Cash Consideration by the closing price per share of the Mercury Common Stock on the last trading day immediately preceding the Closing Date.

(b)       Mercury and Merger Sub 2. At the Subsequent Effective Time, by virtue of the Mercury Merger and without any action on the part of Mercury, Merger Sub 2 or the holders of any securities of Mercury or Merger Sub 2:

(i)        Conversion Generally. Each share of Mercury Common Stock issued and outstanding immediately prior to the Subsequent Effective Time (other than any shares of Mercury Common Stock to be cancelled pursuant to Section 2.1(b)(ii) or Section 2.1(b)(iv)) shall be converted into one (1) validly issued, fully paid and nonassessable share of Saturn Merger Surviving Corporation Common Stock (the “Mercury Merger Consideration”). All such shares of Mercury Common Stock that were issued and outstanding immediately prior to the Subsequent Effective Time shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist and each holder of a certificate or certificates which immediately prior to the Subsequent Effective Time represented any such shares of Mercury Common Stock (“Mercury Certificates”) or book-entry shares which immediately prior to the Subsequent Effective Time represented shares of Mercury Common Stock (“Mercury Book-Entry Shares”) shall thereafter cease to have any rights with respect to such shares of Mercury Common Stock. Without any action on the part of holders of Mercury Common Stock, all outstanding Mercury Certificates and Mercury Book-Entry Shares shall, from and after the Subsequent Effective Time, represent a number of shares of Saturn Merger Surviving Corporation Common Stock equal to the number of shares of Mercury Common Stock represented thereby immediately prior to the Subsequent Effective Time.

(ii)       Saturn, Merger Sub 1 and Merger Sub 2 Owned Shares. All shares of Mercury Common Stock owned by Saturn, Merger Sub 1 or Merger Sub 2 or any of their respective wholly owned Subsidiaries shall be cancelled and shall cease to exist and no Mercury Merger Consideration or other consideration shall be delivered in exchange therefor.

(iii)       Merger Sub 2 Common Stock. Each share of common stock of Merger Sub 2 issued and outstanding immediately prior to the Subsequent Effective Time shall continue as one share of common stock of the Mercury Merger Surviving Corporation, which shall constitute the only outstanding shares of common stock of the Mercury Merger Surviving Corporation.

(iv)      Cancellation of Treasury Shares. Each share of Mercury Common Stock held in the Mercury treasury and each share of Mercury Common Stock, if any, owned by any wholly owned Subsidiary of Mercury immediately prior to the Subsequent Effective Time shall be cancelled and extinguished without any conversion thereof.

(c)       Change in Shares. If, between the date of this Agreement and the Initial Effective Time or Subsequent Effective Time, as applicable, the outstanding shares of Saturn Common Stock or Mercury Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination, contribution or exchange of shares, the Saturn Merger Consideration and the Mercury Merger Consideration and any

adjustments or payments to be made under Section 2.4 and any other number or amount contained in this Agreement which is based upon the price of the Mercury Common Stock or the Saturn Common Stock or the number of shares of Saturn Common Stock or Mercury Common Stock, as the case may be, shall be correspondingly adjusted to provide the holders of Mercury Common Stock and Saturn Common Stock the same economic effect as contemplated by this Agreement prior to such event.

2.2	Exchange of Certificates.

(a)       Exchange Agent. At or prior to the Initial Effective Time, (i) Saturn shall deposit, or shall cause to be deposited, with a commercial bank or trust company designated by Mercury and reasonably satisfactory to Saturn (the “Exchange Agent”), for the benefit of the holders of shares of Saturn Common Stock (x) book-entry shares (which, to the extent subsequently requested, shall be exchanged for certificates) representing the total number of shares of Saturn Merger Surviving Corporation Common Stock issuable as Stock Consideration pursuant to the Saturn Merger and (y) the Repayment Amount to the extent provided by the Mercury Overseas Subsidiaries in accordance with Section 6.14, in cash, in United States dollars, and (ii) Mercury shall, with the cooperation of Saturn to the extent that Saturn is the borrower under the Financing, cause to be deposited with the Exchange Agent, for the benefit of the holders of shares of Saturn Common Stock, proceeds of the Financing, in cash, in United States dollars, which, together with the Repayment Amount, shall be an amount sufficient to pay the aggregate cash amount payable as Cash Consideration (and cash in lieu of fractional shares payable pursuant to Section 2.2(e) in the Saturn Merger) (such shares and cash shall constitute the “Exchange Fund”). Any portion of the Exchange Fund that remains unclaimed by shareholders of Saturn entitled thereto one hundred and eighty (180) days after the Initial Effective Time shall be returned to the Saturn Merger Surviving Corporation and such shareholders shall thereafter look only to the Saturn Merger Surviving Corporation for payment of the Saturn Merger Consideration, without any interest thereon. Any such portion of the Exchange Fund remaining unclaimed by such shareholders five (5) years after the Initial Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by Law, become the property of the Saturn Merger Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(b)       Exchange Procedures. The Saturn Merger Surviving Corporation shall instruct the Exchange Agent to promptly (and in any event no more than five (5) Business Days) after the Initial Effective Time, mail to each holder of record of a Saturn Certificate (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Saturn Certificates shall pass, only upon proper delivery of the Saturn Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Saturn Certificates in exchange for the Saturn Merger Consideration payable in respect of the shares of Saturn Common Stock formerly represented by such Saturn Certificates. Upon surrender of a Saturn Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, properly completed and duly executed, and such other documents as may be reasonably required pursuant to such instructions, the Exchange Agent shall issue and deliver to the holder of such Saturn Certificate the number of whole shares of Saturn Merger Surviving

Corporation Common Stock (in the form of book-entry shares, unless the holder of such Saturn Certificate expressly requests that such shares be delivered in certificated form of Saturn Merger Surviving Corporation Common Stock) and a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Sections 2.1(a)(i), 2.2(e) and 2.2(i) of this Agreement in respect of the shares of Saturn Common Stock formerly represented by such Saturn Certificate, and the Saturn Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of shares of Saturn Common Stock that is not registered in the transfer records of Saturn, the Saturn Merger Consideration payable in respect of such shares of Saturn Common Stock may be paid to a transferee if the Saturn Certificate formerly representing such shares of Saturn Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Saturn Certificate shall be deemed at any time after the Initial Effective Time to represent only the right to receive upon such surrender the Saturn Merger Consideration payable in respect of the shares of Saturn Common Stock formerly represented by such Saturn Certificate and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c), in each case, without any interest thereon. Promptly (and in any event no more than five (5) Business Days) after the Initial Effective Time, the Exchange Agent shall issue and deliver to each holder of Saturn Book-Entry Shares the number of whole shares of Saturn Merger Surviving Corporation Common Stock (in the form of book-entry shares, unless the holder of such Saturn Book-Entry Shares expressly requests that such shares of Saturn Merger Surviving Corporation Common Stock be delivered in certificated form) and a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 2.1(a)(i), 2.2(e) and 2.2(i) of this Agreement in respect of such Mercury Book-Entry Shares, without such holder being required to deliver a Saturn Certificate or an executed letter of transmittal to the Exchange Agent.

(c)       Distributions with Respect to Unexchanged Shares of Saturn Common Stock. No dividends or other distributions declared or made with respect to shares of Saturn Merger Surviving Corporation Common Stock, with a record date after the Initial Effective Time, shall be paid to the holder of any unsurrendered Saturn Certificate, unless and until the holder of such Saturn Certificate shall surrender such Saturn Certificate. Subject to the effect of abandoned property, escheat or other applicable Laws, following surrender of any such Saturn Certificate, there shall be paid to the holder of whole shares of Saturn Merger Surviving Corporation Common Stock issuable in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Initial Effective Time theretofore paid with respect to such whole shares of Saturn Merger Surviving Corporation Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Initial Effective Time but prior to such surrender and a payment date subsequent to such surrender, payable with respect to such whole shares of Saturn Merger Surviving Corporation Common Stock.

(d)       Further Rights in Saturn Common Stock and Mercury Common Stock. The Saturn Merger Consideration issued and paid upon conversion of a share of Saturn Common Stock in accordance with the terms of this Agreement shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such share of Saturn Common Stock (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.2(c)). The Mercury Merger Consideration issued upon conversion of a share of Mercury Common Stock in accordance with the terms of this Agreement shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such share of Mercury Common Stock.

(e)       Fractional Shares. No certificates or scrip representing fractional shares of Saturn Merger Surviving Corporation Common Stock or book-entry credit of the same will be issued upon the surrender for exchange of shares of Saturn Common Stock, but in lieu thereof each holder of Saturn Common Stock who would otherwise be entitled to a fraction of a share of Saturn Merger Surviving Corporation Common Stock upon surrender for exchange of Saturn Common Stock (after aggregating all fractional shares of Saturn Merger Surviving Corporation Common Stock to be received by such holder) shall receive an amount of cash (rounded up to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the Mercury Stock Measurement Price. Such payment shall occur as soon as practicable after the determination of the amount of cash, if any, to be paid to each former holder of Saturn Common Stock with respect to any fractional shares and, in the case of a holder of Saturn Certificates, following compliance by such holder with the exchange procedures set forth in Section 2.2(b) and in the letter of transmittal. No dividend or distribution with respect to Saturn Merger Surviving Corporation Common Stock shall be payable on or with respect to any fractional share and such fractional share interests shall not entitle the owner thereof to any rights of a shareholder of the Saturn Merger Surviving Corporation.

(f)       Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by the Saturn Merger Surviving Corporation on a daily basis in (i) short term direct obligations of the United States of America with maturities of no more than thirty (30) days, (ii) short term obligations for which the full faith and credit of the United States of America is pledged to provide for payment of all principal and interest or (iii) commercial paper obligations receiving the highest rating from either Moody’s Investor Services, Inc. or Standard & Poor’s; provided, that no gain or loss thereon shall affect the amounts payable to former holders of Saturn Common Stock pursuant to the provisions of this Article II. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, the Saturn Merger Surviving Corporation shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations. Any interest and other income resulting from such investments shall promptly be paid to the Saturn Merger Surviving Corporation.

(g)       No Liability. The Saturn Merger Surviving Corporation shall not be liable to any former holder of shares of Saturn Common Stock, for the Saturn Merger Consideration from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or other applicable Law.

(h)       Lost Certificates. If any Saturn Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Saturn Certificate to be lost, stolen or destroyed and, if required by the Saturn Merger Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Saturn Merger Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Saturn Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Saturn Certificate the Saturn Merger Consideration payable in respect of the shares of Saturn Common Stock formerly represented by such Saturn Certificate and any dividend or other distribution to which the holder thereof is entitled pursuant to Section 2.2(c), in each case without any interest thereon.

(i)        Withholding. Each of Saturn, the Saturn Merger Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of local, state, federal, or foreign Tax Law. To the extent that amounts are so deducted or withheld by Saturn, the Saturn Merger Surviving Corporation or the Exchange Agent, as the case may be, and paid over to the applicable Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Saturn, the Saturn Merger Surviving Corporation or the Exchange Agent, as the case may be.

2.3	Stock Transfer Books.

(a)       At the Initial Effective Time, the stock transfer books of Saturn shall be closed with respect to shares of Saturn Common Stock and thereafter there shall be no further registration of transfers of shares of Saturn Common Stock theretofore outstanding on the records of Saturn.

(b)       At the Subsequent Effective Time, the stock transfer books of Mercury shall be closed and thereafter there shall be no further registration of transfers of shares of Mercury Common Stock theretofore outstanding on the records of Saturn.

2.4	Saturn Options and Other Equity Awards.

(a)       Saturn Options. As of the Initial Effective Time, each then-outstanding Saturn Option, whether vested or unvested, will be converted into an option entitling its holders to acquire, upon exercise, a number of shares of Saturn Merger Surviving Corporation Common Stock equal to the product of the (x) Saturn Award Exchange Ratio and (y) the number of shares of Saturn Common Stock subject to such converted Saturn Option immediately prior to the Initial Effective Time (rounded down to the nearest whole share), at an exercise price per share of Saturn Merger Surviving Corporation Common Stock equal to the quotient obtained by dividing (x) the exercise price per share of Saturn Common Stock to which such Saturn Option was subject immediately prior to the Initial Effective Time by (y) the Saturn Award Exchange Ratio (rounded up to the nearest whole cent). Except as specifically provided in the preceding sentence, each converted Saturn Option will continue to be governed by the same terms and conditions as were applicable to the Saturn Option immediately prior to the Initial Effective Time. “Saturn Award Exchange Ratio” means the sum of (A) the number of shares of Saturn Merger Surviving Corporation Common Stock equal to the Stock Consideration, expressed as a decimal plus (B) the fraction resulting from dividing the Cash Consideration by the closing price per share of the Mercury Common Stock on the last trading day immediately preceding the Closing Date.

(b)       Saturn Deferred Stock Units/Saturn Restricted Stock Units. As of the Initial Effective Time, each then-outstanding Saturn Deferred Stock Unit and Saturn Restricted Stock Unit will be adjusted so that its holder will be entitled to receive, upon settlement thereof, a number of shares of Saturn Merger Surviving Corporation Common Stock equal to the product of the (x) Saturn Award Exchange Ratio and (y) the number of shares of Saturn Common Stock subject to such Saturn Deferred Stock Unit or Saturn Restricted Stock Unit, as applicable, immediately prior to the Initial Effective Time. Except as specifically provided in the preceding sentence, each Saturn Deferred Stock Unit or Saturn Restricted Stock Unit, as applicable, will continue to be governed by the same terms and conditions as were applicable to the Saturn Deferred Stock Unit or Saturn Restricted Stock Unit, as applicable, immediately prior to the Initial Effective Time.

(c)       Saturn Performance Awards. As of the Initial Effective Time, each then-outstanding Saturn performance-based award or Saturn performance-based share unit award granted under any of the Saturn Equity Plans (each, a “Saturn Performance Award”) will vest in accordance with the final sentence of this paragraph and be adjusted (each, an “Adjusted Saturn Performance Award”) into the number of shares of Saturn Merger Surviving Corporation Common Stock determined by multiplying (i) the number of shares subject to such Saturn Performance Award that vest pursuant to this paragraph by (ii) the Saturn Award Exchange Ratio. Except as specifically provided in the preceding sentence, each Adjusted Saturn Performance Award will continue to be governed by the same terms and conditions as were applicable to the Saturn Performance Award immediately prior to the Initial Effective Time.

(d)       Miscellaneous; Fractional Shares. No fractional shares of Saturn Merger Surviving Corporation Common Stock will be issued upon exercise or settlement of any Saturn Options, Saturn Deferred Stock Units, Saturn Restricted Stock Units and Saturn Performance Awards, as applicable, after the Initial Effective Time, but in lieu thereof each holder of Saturn Options, Saturn Deferred Stock Units, Saturn Restricted Stock Units and Saturn Performance Awards who would otherwise be entitled to a fraction of a share of Saturn Merger Surviving Corporation Common Stock in connection with any such exercise or settlement (after aggregating all fractional shares of Saturn Merger Surviving Corporation Common Stock to be received by such holder in connection with such exercise or settlement) shall receive an amount of cash (rounded up to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the closing price for the shares of Saturn Merger Surviving Corporation Common Stock on the NYSE on the trading day immediately prior to such exercise or settlement.

(e)       Further Actions. Prior to the Initial Effective Time, Saturn and its Subsidiaries shall pass such resolutions as may be necessary to effectuate the provisions of this Section 2.4. As soon as practicable after the Initial Effective Time, the Saturn Merger Surviving Corporation will deliver to the holders of the Saturn Options, Saturn Deferred Stock Units, Saturn Restricted Stock Units and Saturn Performance Awards appropriate notices setting out the terms applicable to such Saturn Options, Saturn Deferred Stock Units, Saturn Restricted Stock Units and Saturn Performance Awards.

2.5	Mercury Options and Other Equity Awards.

(a)       At the Subsequent Effective Time (i) each then outstanding equity-based award including, without limitation, any stock options, performance share units and restricted stock units, granted pursuant to any Mercury Stock Incentive Plan that provide for settlement in, or the holder thereof to receive upon exercise thereof, shares of Mercury Common Stock (collectively, the “Mercury Equity Awards”), whether or not fully vested and exercisable, and (ii) each of the Mercury Stock Incentive Plans and all agreements thereunder, shall be assumed by the Saturn Merger Surviving Corporation. Each Mercury Equity Award so assumed by the Saturn Merger Surviving Corporation shall continue to have, and be subject to, the same terms and conditions as were applicable to such Mercury Equity Award immediately before the Subsequent Effective Time under the Mercury Stock Incentive Plans and the agreements thereunder pursuant to which such Mercury Equity Award was granted, except that each Mercury Equity Award will be exercisable, or settled upon vesting, as applicable, for shares of Saturn Merger Surviving Corporation Common Stock in lieu of shares of Mercury Common Stock.

(b)       Further Actions. Prior to the Subsequent Effective Time, Mercury and its Subsidiaries shall pass such resolutions as may be necessary to effectuate the provisions of this Section 2.5. As soon as practicable after the Subsequent Effective Time, Mercury will deliver to the holders of the Mercury Equity Awards appropriate notices, setting out the terms applicable to such Mercury Equity Awards.

2.6       Reservation of Shares; Registration. The Saturn Merger Surviving Corporation shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Saturn Merger Surviving Corporation Common Stock for delivery upon exercise or settlement of the Saturn Options, Saturn Deferred Stock Units, Saturn Restricted Stock Units and Saturn Performance Awards under Section 2.4 and Mercury Equity Awards under Section 2.5, as applicable. Promptly after the Initial Effective Time, the Saturn Merger Surviving Corporation shall file with the SEC a registration statement on Form S-8 (or any successor or other appropriate forms) or shall file an amendment to an existing registration statement, as necessary, with respect to the shares of Saturn Merger Surviving Corporation Common Stock subject to the Saturn Options, Saturn Deferred Stock Units, Saturn Restricted Stock Units, Saturn Performance Awards and Mercury Equity Awards and shall use reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus contained therein) for so long as such Saturn Options, Saturn Deferred Stock Units, Saturn Restricted Stock Units, Saturn Performance Awards and Mercury Equity Awards, as applicable, remain outstanding.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SATURN AND

MERGER SUB 1 AND MERGER SUB 2

Saturn, Merger Sub 1 and Merger Sub 2 hereby, jointly and severally, represent and warrant to Mercury that (a) except as set forth on the disclosure letter delivered to Mercury by Saturn, Merger Sub 1 and Merger Sub 2 on the date of the execution of this Agreement (the “Saturn Disclosure Letter”), which identifies items of disclosure by reference to a particular section or subsection of this Agreement (it being understood that any matter disclosed pursuant to any section or subsection of the Saturn Disclosure Letter shall be deemed to be disclosed for all purposes of this Agreement and the Saturn Disclosure Letter, as long as the relevance of such disclosure is reasonably apparent) and (b) other than with respect to Sections 3.5, 3.6(a), and 3.6(f), except as disclosed in the Annual Report on Form 10-K of Saturn for the year ended December 31, 2008 (the “Saturn Form 10-K”) (other than disclosures in the “Risk Factors” or “Forward Looking Statements” sections of such reports or any other disclosures in such reports to the extent they are similarly predictive or forward-looking in nature):

3.1       Organization and Qualification. Each of Saturn, Merger Sub 1 and Merger Sub 2 is a corporation duly organized, validly existing and in good standing under the Laws of New Jersey, and each of Saturn, Merger Sub 1 and Merger Sub 2 has all requisite corporate power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of Saturn, Merger Sub 1 and Merger Sub 2 is duly qualified or licensed to do business, and is in good standing (with respect to jurisdictions that recognize the concept of good standing), in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to so qualify or be licensed, except where the failure to be so qualified has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect. Saturn has made available to Mercury a complete and correct copy of the certificate of incorporation and bylaws, each as amended to date, of Saturn, Merger Sub 1 and Merger Sub 2. Saturn is not in violation of any of the provisions of its certificate of incorporation or bylaws.

3.2       Significant Subsidiaries. Section 3.2 of the Saturn Disclosure Letter sets forth the name, jurisdiction of incorporation or formation and the authorized and outstanding capital stock of, and/or other Equity Interests in, each Significant Subsidiary of Saturn. Except as set forth in Section 3.2 of the Saturn Disclosure Letter, to the Knowledge of Saturn, neither Saturn nor any of its Significant Subsidiaries owns any publicly listed or registered shares of stock, or other publicly listed or registered Equity Interest in any other Person other than Saturn or any of its Subsidiaries. Except as set forth in Section 3.2 of the Saturn Disclosure Letter, there are no contractual obligations of Saturn or any of its Significant Subsidiaries to make any loan to, or any investment (in the form of a capital contribution or otherwise) in, any Significant Subsidiary of Saturn or any other Person. Each Significant Subsidiary of Saturn is either wholly owned by Saturn or by one or more wholly-owned Subsidiaries of Saturn as indicated in Section 3.2 of the Saturn Disclosure Letter. Each outstanding share of capital stock of or other Equity Interest in each of Saturn’s Significant Subsidiaries is owned by Saturn or by a wholly owned Subsidiary of Saturn free and clear of any Liens other than Permitted Liens. Each of Saturn’s Significant Subsidiaries is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or organization, has all requisite corporate power and authority to own its properties and to carry on its businesses as now conducted and is qualified or licensed to do business, and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to qualify or be licensed, except where the failure to be so organized, qualified or licensed has not had, and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect. The Significant

Subsidiaries of Saturn are not in violation, in any material respect, of any of the provisions of their respective certificates or articles of incorporation or bylaws (or equivalent organizational documents).

3.3	Authorization; Validity of Agreement; Necessary Action.

(a)       Each of Saturn, Merger Sub1 and Merger Sub 2 have all requisite corporate power and authority to execute and deliver, and to perform their respective obligations under this Agreement. The execution, delivery and the performance by Saturn, Merger Sub 1 and Merger Sub 2 of this Agreement and the consummation by each of them of the transactions contemplated hereby, including the Mergers and the Saturn Share Issuance, have been duly authorized by all necessary corporate action on the part of Saturn, Merger Sub 1 and Merger Sub 2 and their respective officers, directors and shareholders (i) except that the Saturn Share Issuance and the consummation of the Saturn Merger is subject to the receipt of the Saturn Shareholder Approval, and (ii) other than the approval of this Agreement by Saturn as the sole shareholder of Merger Sub 1 and Merger Sub 2. Assuming the accuracy of the representations and warranties of Mercury set forth in Section 4.18, except for the Saturn Shareholder Approval that is necessary for the Saturn Share Issuance and Saturn Merger, approval of this Agreement by Saturn as the sole shareholder of Merger Sub 1 and Merger Sub 2, and the filing and recording of the Certificates of Merger under the provisions of the NJBCA, no other corporate action on the part of Saturn, its officers, directors or shareholders is necessary to authorize the transactions contemplated hereby. This Agreement has been duly executed and delivered by Saturn, Merger Sub 1 and Merger Sub 2 and constitutes (assuming the due authorization, execution and delivery by Mercury) the valid and binding obligation of Saturn, Merger Sub 1 and Merger Sub 2, enforceable against each of them in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and subject to general principles of equity (whether considered in a proceeding in equity or in law) (the “Bankruptcy and Equity Exception”).

(b)       The Saturn Board, at a meeting duly called and held prior to execution of this Agreement, unanimously (i) approved this Agreement and the transactions contemplated hereby, including the Mergers and the Saturn Share Issuance, (ii) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Saturn and its shareholders, (iii) resolved to recommend that the holders of the Saturn Common Stock grant the Saturn Shareholder Approval and (iv) directed that this Agreement and the transactions contemplated hereby, including the Mergers and the Saturn Share Issuance be submitted to the holders of the Saturn Common Stock for their approval at a meeting duly called and held for such purpose.

(c)       The only vote of holders of Saturn capital stock necessary to approve this Agreement and the transactions contemplated by this Agreement is the approval of this Agreement and the transactions contemplated hereby, including the Mergers and the Saturn Share Issuance, by the affirmative vote, at a meeting at which a quorum is present, of the holders of a majority of votes cast by the holders of Saturn Common Stock at the Saturn Shareholder Meeting, provided that the total votes cast on the proposal represent over 50% in interest of all securities entitled to vote at the Saturn Shareholder Meeting (the “Saturn Shareholder Approval”).

(d)       Immediately following the execution and delivery of this Agreement, Saturn, in its capacity as the sole shareholder of Merger Sub 1 and Merger Sub 2, will approve and adopt this Agreement and the Mergers, and such adoption is the only vote or approval of the holders of any class or series of the capital stock of Merger Sub 1 and Merger Sub 2 which is necessary to adopt this Agreement and consummate the Mergers and the other transactions contemplated hereby.

3.4	Governmental Filings; No Violations; Consents and Waivers.

(a)       Except as set forth in Section 3.4(a) of the Saturn Disclosure Letter and for (i) the applicable requirements, if any, of state securities or “blue sky” laws (“Blue Sky Laws”), (ii) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), the EC Merger Regulation and other applicable Antitrust Laws including but not limited to those listed in Section 3.4(a) of the Saturn Disclosure Letter, (iii) required filings under the Exchange Act and the Securities Act, (iv) any filings required under the rules and regulations of the NYSE, (v) the filing of the Certificates of Merger pursuant to the NJBCA, and (vi) any consents, approvals, authorizations, permits, notices, actions or filings, the failure of which to obtain, take or make, has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect, the execution and delivery of this Agreement by Saturn, Merger Sub 1 and Merger Sub 2, the performance by them of their obligations under this Agreement and the consummation of the transactions contemplated by this Agreement, will not (A) require any authorization, consent, approval, exemption or other action by or notice to any court or Governmental Entity or (B) directly or indirectly conflict with or result in a breach of any Law to which Saturn or any of its Subsidiaries may be subject.

(b)       Except as set forth in Section 3.4(b) of the Saturn Disclosure Letter, neither the execution or delivery of this Agreement by Saturn, Merger Sub 1 and Merger Sub 2 and the performance by them of their obligations under this Agreement nor the consummation of the transactions contemplated hereby will, subject to obtaining the Saturn Shareholder Approval, directly or indirectly (with or without the giving of notice or the passage of time or both), (i) except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect, (A) violate, result in a breach of, require consent under, conflict with or entitle any other Person to accelerate the maturity or performance under, amend, call a default under, exercise any remedy under, modify, rescind, suspend or terminate any term of any Contract to which Saturn or any of its Subsidiaries is a party or to which any of their assets or properties are bound, (B) entitle any Person to any right or privilege to which such Person was not entitled immediately before this Agreement or any other agreement or document contemplated by this Agreement was executed under any term of any Contract to which Saturn or any of its Subsidiaries is a party or to which any of their assets or properties are bound or (C) create any obligation on the part of Saturn or any of its Subsidiaries that it was not obligated to perform immediately before this Agreement or any other agreement or document contemplated by this Agreement was executed under any term of any Contract to which Saturn or any of its Subsidiaries is a party or to which any of their assets or properties are bound, (ii) violate or result in the breach of any term of the certificate of incorporation or bylaws (or comparable governing documents) of Saturn, or except as has not had and would not reasonably be expected to have, either individually or in the aggregate a Saturn Material Adverse Effect, any of its Significant Subsidiaries or (iii) except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect, result in the amendment, creation, imposition or modification of any Lien other than a Permitted Lien upon or with respect to any of the assets or properties that Saturn or any of its Significant Subsidiaries owns, uses or purports to own or use.

3.5	Capital Stock.

(a)       As of the close of business on March 3, 2009 (the “Capitalization Date”), the authorized capital stock of Saturn consists of (i) 2,400,000,000 shares of Saturn Common Stock, of which 1,696,767,572 shares were outstanding (70,171,320 of which were held by DJT Partners, LP, a wholly-owned subsidiary of Saturn) and 421,643,944 shares were held in the treasury of Saturn and (ii) 50,000,000 shares of preferred stock par value $1.00 per share, of which 11,500,000 shares have been designated as 6% Mandatory Convertible Preferred Stock (the “Convertible Preferred Stock”), of which 10,000,000 shares were outstanding. There are no other classes of capital stock of Saturn designated, authorized or outstanding. All issued and outstanding shares of the capital stock of Saturn are and when shares of Saturn Merger Surviving Corporation Common Stock are issued in connection with the Mergers, such shares will be, duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock is entitled to preemptive rights.

(b)       From the close of business on February 28, 2009 through the date of this Agreement, there have been no issuances of shares of the capital stock or other Equity Interests of Saturn or any other securities of Saturn other than issuances of shares of Saturn Common Stock pursuant to the exercise of outstanding Saturn Options or the settlement of outstanding Saturn Deferred Stock Units, Saturn Restricted Stock Units and Saturn Performance Awards outstanding as of February 28, 2009. There were outstanding as of February 28, 2009, no options, warrants, calls, commitments, agreements, arrangements, undertakings or any other rights to acquire capital stock from Saturn other than the right to acquire Saturn Common Stock pursuant to the exercise of outstanding Saturn Options, and the settlement of outstanding Saturn Deferred Stock Units, Saturn Restricted Stock Units and Saturn Performance Awards as set forth in Section 3.5(b) of the Saturn Disclosure Letter and the right to convert shares of the Convertible Preferred Stock into shares of Saturn Common Stock in accordance with the terms of Annex A of Saturn’s certificate of incorporation. The information about Saturn Options, Deferred Stock Units, Saturn Restricted Stock Units and Saturn Performance Awards as of December 31, 2008 set forth in Note 6 to the consolidated financial statements included in Saturn Form 10-K is true and correct as of such date. The numbers of Saturn Options, Saturn Deferred Stock Units, Saturn Restricted Stock Units, and units of Saturn Performance Awards granted from December 31, 2008 through the date of this Agreement are set forth in Section 3.5(b) of the Saturn Disclosure Letter. Section 3.5(b) of the Saturn Disclosure Letter sets forth a complete and correct list as of the February 28, 2009, of the total number of outstanding Saturn Options; the total number of outstanding Saturn Deferred Stock Units and Saturn Restricted Stock Units, the total number of outstanding units of Saturn Performance Award and any other rights to purchase or receive the Saturn Common Stock granted under the Saturn Equity Plans or otherwise. Immediately prior to the Closing, Saturn will provide to Mercury a complete and correct list, as of the Closing Date, of the number of shares of Saturn Common Stock subject to each outstanding Saturn Option, the name of the holder, the exercise price, the grant date, and the general terms and conditions including vesting provisions and exercise period of Saturn Options and the Saturn Equity Plan under which Saturn Options were granted; the number of shares of Saturn Common Stock subject to each outstanding Saturn Deferred Stock Unit and Saturn Restricted Stock Units, the name of the holder, the grant date, and the general terms and conditions including the vesting schedule and the other material terms of Saturn Deferred Stock Units and Saturn Restricted Stock Units, as applicable, and the Saturn Equity Plan under which Saturn Deferred Stock Units and the Saturn Restricted Stock Units, as applicable, were granted; the number of outstanding units granted pursuant to each Saturn Performance Award, the name of the holder, the grant date, and the general terms and conditions including the vesting schedule and other material terms of such Saturn Performance Award and the Saturn Equity Plan under which Saturn Performance Awards were granted; and any other rights to purchase or receive Saturn Common Stock granted under the Saturn Equity Plans or otherwise and the names and positions of the holders, the grant date and the terms thereof and the Saturn Equity Plan under which such rights were granted. No options, warrants, Saturn Deferred Stock Units, Saturn Restricted Stock Units, Saturn Performance Awards, calls, commitments, agreements, arrangements, undertakings or other rights to acquire capital stock from Saturn, or other equity-based awards, have been issued or granted on or after February 28, 2009 through the date of this Agreement.

(c)       No bonds, debentures, notes or other Indebtedness of Saturn having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of Saturn may vote are issued or outstanding.

(d)       Except as otherwise set forth in this Section 3.5 or in Section 3.5(d) of the Saturn Disclosure Letter, as of the date of this Agreement, (i) there are no outstanding obligations of Saturn or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other Equity Interests of Saturn or any of its Subsidiaries except for purchases, redemptions or other acquisitions of shares of Saturn Common Stock (A) required by the terms of the Saturn Plans, (B) in order to pay Taxes or satisfy withholding obligations in respect of such Taxes in connection with the exercise of Saturn Options or (C) as required by the terms of, or necessary for the administration of, any plans, arrangements or agreements existing on the date hereof between Saturn or any of its Subsidiaries and any director or employee of Saturn or any of its Subsidiaries and (ii) there are no outstanding stock-appreciation rights, security-based performance units, “phantom” stock or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive from Saturn or any of its Subsidiaries any payment or other value based on the stock price performance of Saturn or any of its Subsidiaries (other than under the Saturn Equity Plans) or to cause Saturn or any of its Subsidiaries to file a registration statement under the Securities Act.

(e)       Except as set forth in this Section 3.5 or in Section 3.5(e) of the Saturn Disclosure Letter and with respect to awards granted under the Saturn Equity Plans, as of the date of this Agreement, there are no outstanding obligations of Saturn or any of its Subsidiaries (other than immaterial Subsidiaries) (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the sales, issuance, repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or antidilutive rights with respect to any shares of Saturn Common Stock, Convertible Preferred Stock or other Equity Interests in Saturn or any of its Subsidiaries.

(f)        Following the Initial Effective Time, the shares of Convertible Preferred Stock will remain subject to the terms set forth in the certificate of incorporation of the Saturn Merger Surviving Corporation. Since the issuance date of the Convertible Preferred Stock, (i) there has not been an adjustment to the Fixed Conversion Rates or Make-Whole Acquisition Conversion Rate (both as defined in Annex A of the certificate of incorporation of Saturn) pursuant to Section 14 of Annex A of the certificate of incorporation of Saturn or otherwise and (ii) Saturn has paid all regular quarterly dividends payable through the date hereof in respect of the Convertible Preferred Stock in accordance with Annex A of the certificate of incorporation of Saturn.

3.6	Saturn SEC Reports.

(a)       Saturn has timely filed with or otherwise furnished to the SEC all forms, reports, schedules, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act since January 1, 2007 together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (these documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein and schedules and exhibits thereto, the “Saturn SEC Reports”). No Subsidiary of Saturn is required to file with or furnish to the SEC any forms, reports, schedules, statements or other documents. As of their respective dates, the Saturn SEC Reports at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing) (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations of the SEC promulgated thereunder applicable to the Saturn SEC Reports and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)       Saturn’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act, are designed to ensure that all information required to be disclosed by Saturn in the reports it files or submits under the Exchange Act is made known to the chief executive officer and the chief financial officer of Saturn by others within Saturn to allow timely decisions regarding required disclosure as required under the Exchange Act and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Saturn has evaluated the effectiveness of Saturn’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Saturn SEC Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on its most recently completed evaluation of its system of internal control over financial reporting prior to the date of this Agreement, (i) to the Knowledge of Saturn, Saturn had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Saturn’s ability to record, process, summarize and report financial information and (ii) Saturn does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Saturn’s internal control over financial reporting.

(c)       No attorney representing Saturn or any of its Subsidiaries, whether or not employed by Saturn or any Subsidiary of Saturn, has reported to Saturn’s chief legal counsel or chief executive officer evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Saturn or any of its officers, directors, employees or agents pursuant to Section 307 of the Sarbanes-Oxley Act.

(d)       Saturn has provided or made available to Mercury copies of all material written correspondence sent to or received from the SEC by Saturn or its Subsidiaries or their respective counsel or accountants since January 1, 2007. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to Saturn SEC Reports. To the Knowledge of Saturn, none of the Saturn SEC Reports is the subject of ongoing SEC review. To the Knowledge of Saturn, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practice of Saturn.

(e)       The audited consolidated financial statements included in the Saturn Form 10-K and the other financial statements included in the Saturn SEC Reports (including in each case any related notes and schedules) fairly present, in all material respects, the consolidated financial position of Saturn and its consolidated Subsidiaries as of the dates set forth therein and the consolidated results of their operations and their consolidated cash flows for the periods set forth therein, and in each case (A) were prepared from, and in accordance with, the books and records of Saturn and its Subsidiaries in all material respects, and (B) were prepared in conformity with GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto and subject, in the case of financial statements for quarterly periods, to normal and recurring year-end adjustments).

(f)        There is no liability, commitment or obligation of Saturn or any of its Subsidiaries (whether matured or unmatured, known or unknown, asserted or unasserted, absolute or contingent, whether or not accrued) that would be required by GAAP to be reflected on a consolidated balance sheet of Saturn or its Subsidiaries (or described in the notes thereto), other than (i) liabilities or obligations reflected, accrued or reserved against in the audited consolidated balance sheet of Saturn as of December 31, 2008 included in the Saturn Form 10-K or disclosed in the notes thereto (the “Saturn Current Balance Sheet”), (ii) incurred since December 31, 2008 in the ordinary course of business consistent with past practice and (iii) other liabilities or obligations which have not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect.

(g)       Saturn is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) thereof, since the enactment of the Sarbanes-Oxley Act, neither Saturn nor any of its Affiliates has made, arranged, modified (in any material way), or forgiven personal loans to any executive officer or director of Saturn.

3.7       Absence of Certain Changes or Events. Since December 31, 2008 and prior to the date of this Agreement, the business of Saturn and its Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practice. Since December 31, 2008, there has not been any Event or Events that has had or would be reasonably expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect.

3.8	Material Contracts.

(a)       As of the date hereof, except as set forth as an exhibit to the Saturn SEC Reports or in Section 3.8(a) of the Saturn Disclosure Letter, neither Saturn nor any of its Subsidiaries is a party to or bound by any:

(i)        Contract relating to third-party indebtedness for borrowed money or any third party financial guaranty in excess of $250,000,000;

(ii)       (A) non-competition Contracts or any other Contract containing terms that expressly (x) limit or otherwise restrict Saturn or its Subsidiaries or (y) to the Knowledge of Saturn, would, after the Subsequent Effective Time, by its terms expressly limit or otherwise restrict the Saturn Merger Surviving Corporation or its Subsidiaries from, in the case of either (x) or (y), engaging or competing in any line of business or in any geographic area or from developing or commercializing any compounds, any therapeutic area, class of drugs or mechanism of action, in a manner that would be reasonably likely to be material, in the case of (x), to Saturn and its Subsidiaries, taken as a whole, or in the case of (y), to the Saturn Merger Surviving Corporation and its Subsidiaries, taken as a whole, and (B) any Contract pursuant to which a third party supplies Saturn or its Subsidiaries with active ingredients for any of the Key Saturn Products and which Contract is material to Saturn and its Subsidiaries, taken as a whole;

(iii)      Contract that by its terms materially limits the payment of dividends or other distributions by Saturn or any of its Significant Subsidiaries; or

(iv)      Contract required to be filed as an exhibit to Saturn’s Annual Report on Form 10 K pursuant to Items 601(b)(2) or (10) of Regulation SK under the Securities Act.

(b)       All Contracts of the type described in clauses (a)(i), (ii), (iii) and (iv) above to which Saturn or any of its Subsidiaries is a party to or bound by as of the date of this Agreement are referred to herein as the “Saturn Material Contracts”. Except, in each case, as has not, and would not reasonably be expected to have, individually or in the aggregate, a Saturn Material Adverse Effect, each of the Saturn Material Contracts is a valid and binding obligation of Saturn (or the Subsidiaries of Saturn party thereto), and to Saturn’s Knowledge, the other parties thereto, enforceable against Saturn and its Subsidiaries and, to Saturn’s Knowledge, the other parties thereto in accordance with its terms, except as enforcement may be limited by the Bankruptcy and Equity Exception.

(c)       Neither Saturn nor any of its Subsidiaries is, nor to Saturn’s Knowledge is any other party, in breach, default or violation (and no event has occurred or not occurred through Saturn’s or any of its Subsidiaries’ action or inaction or, to Saturn’s Knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any Saturn Material Contract to which Saturn or any of its Subsidiaries is now a party, or by which any of them or any of their respective properties or assets may be bound, except for breaches, defaults or violations that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect.

3.9	Intellectual Property.

(a)       Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect, to the Knowledge of Saturn, either Saturn or one of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, subject to any existing licenses or other grants of rights to third parties, all Intellectual Property used in their respective businesses as currently conducted (collectively, the “Saturn Intellectual Property”). Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect and except as set forth in Section 3.9(a) of the Saturn Disclosure Letter, (i) there are no pending or, to the Knowledge of Saturn, threatened claims by any Person alleging infringement of any Intellectual Property rights of any Person by Saturn or any of its Subsidiaries, (ii) to the Knowledge of Saturn, the conduct of the business of Saturn and its Subsidiaries does not infringe any Intellectual Property rights of any Person, (iii) to the Knowledge of Saturn, neither Saturn nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Saturn Intellectual Property, (iv) to the Knowledge of Saturn, no Person is infringing any Saturn Intellectual Property and (v) to the Knowledge of Saturn, there are no ongoing interferences, oppositions, reissues, or reexaminations or other inter partes proceedings which could reasonably be expected to result in a loss or limitation of a patent right or claim involving any Saturn Intellectual Property. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect, to the Knowledge of Saturn, all Intellectual Property owned by Saturn and its Subsidiaries is valid and enforceable and in full force and effect.

(b)       Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect and except as set forth in Section 3.9(b) of the Saturn Disclosure Letter, to the Knowledge of Saturn, the consummation of the transactions contemplated by this Agreement will not (i) result in the loss of, or otherwise adversely affect, any rights of Saturn or its Subsidiaries in any Intellectual Property, (ii) grant or require Saturn or its Subsidiaries to grant to any Person any rights with respect to any Intellectual Property of Saturn or its Subsidiaries, (iii) subject Saturn or any of its Subsidiaries to any increase in royalties or other payments in respect of any Intellectual Property, (iv) by the terms of any Contract to which Saturn or a Subsidiary of Saturn is a party, diminish any royalties or other payments Saturn or a Subsidiary of Saturn would otherwise be entitled to in respect of any

Intellectual Property or (v) result in the breach or, by the terms of such Contract, termination of any agreement relating to Saturn Intellectual Property.

(c)       Except as set forth in Section 3.9(c) of the Saturn Disclosure Letter, neither Saturn nor any of its Subsidiaries is a party to or bound by any Contract providing a license to Intellectual Property that specifically claims the active ingredient of any Key Saturn Product.

3.10     Litigation. Except as set forth in Section 3.10 of the Saturn Disclosure Letter, there is no action, suit, hearing, claim, investigation, arbitration or proceeding (“Proceeding”) pending or, to Saturn’s Knowledge, threatened against Saturn or any of its Subsidiaries or their respective assets or properties, or their respective officers and directors, in their capacity as such, before or by any court, arbitrator or Governmental Entity that, if adversely determined, would have, or reasonably be expected to have, a Saturn Material Adverse Effect or which challenges this Agreement or the transactions contemplated by this Agreement. There is no unsatisfied judgment or award, decision, decree, injunction, rule or Order of any Governmental Entity, court or arbitrator outstanding against Saturn or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Saturn Material Adverse Effect.

3.11	Permits; Compliance with Laws.

(a)       Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Saturn Material Adverse Effect, Saturn and each of its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, variances, registrations, exemptions, clearances, approvals and orders from any Governmental Entity necessary for them to own, lease and operate their properties or to carry on their business as it is now being conducted (collectively, the “Saturn Permits”), and, to the Knowledge of Saturn, all Saturn Permits are valid and in full force and effect.

(b)       Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Saturn Material Adverse Effect, Saturn and each of its Subsidiaries is (and since January 1, 2007 Saturn and each of its Subsidiaries has been) in compliance with all Laws, Orders or Saturn Permits applicable to Saturn or any of its Subsidiaries, or by which any property or asset of Saturn or any of its Subsidiaries is bound and in compliance with all Contracts entered into with any Governmental Entity as part of the resolution of a regulatory or enforcement action.

3.12	Regulatory Compliance.

(a)       Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Saturn Material Adverse Effect, each of Saturn and its Subsidiaries holds all Saturn Permits, including all authorizations under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), the Public Health Service Act of 1944, as amended (the “PHSA”), and the regulations of the FDA promulgated thereunder, and any other Governmental Entity that is concerned with the quality, identity, strength, purity, safety, efficacy, manufacturing or distribution of the Saturn Products (any such Governmental Entity, a “Saturn Regulatory Agency”) necessary for the lawful operating of the businesses of Saturn or any of its Subsidiaries (the “Saturn Regulatory Permits”), and all such Saturn Regulatory Permits are valid, and in full force and effect. Since January 1, 2007, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Saturn Regulatory Permit except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Saturn Material Adverse Effect. Saturn and each of its Subsidiaries are in compliance in all material respects with the terms of all Saturn Regulatory Permits, and no event has occurred that, to the Knowledge of Saturn, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Saturn Regulatory Permit, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Saturn Material Adverse Effect.

(b)       Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect, since January 1, 2007, all applications, submissions, information and data utilized by Saturn or Saturn’s Subsidiaries as the basis for, or submitted by or, to the Knowledge of Saturn, on behalf of Saturn or Saturn’s Subsidiaries in connection with, any and all requests for a Saturn Regulatory Permit relating to Saturn or any of its Subsidiaries, and its respective business and Saturn Products, when submitted to the FDA or other Saturn Regulatory Agency, were true and correct in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the FDA or other Saturn Regulatory Agency.

(c)       Since January 1, 2007, neither Saturn, nor any of its Subsidiaries, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Saturn Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, or similar policies, set forth in any applicable Laws, except as has not had, and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect.

(d)       For the avoidance of doubt, the provisions of this Section 3.12 do not apply to Environmental Laws or Environmental Permits.

3.13	Saturn Employee Benefit Plans.

(a)       Section 3.13(a) of the Saturn Disclosure Letter sets forth a list of each Saturn Plan and Saturn Employment Agreement. “Saturn Plan” means (i) other than any Saturn Foreign Plan (as defined below), all material “employee benefit plans” within the meaning of Section 3(3) of ERISA, equity (including the Saturn Equity Plans), bonus (sales incentive, short and long term) or other incentive compensation, disability, salary continuation, severance, change in control, retention, retirement, pension, retiree medical or life insurance, deferred compensation, relocation and expatriate policies, and any other plans, agreements (other than an individual employment agreement, change in control agreement or offer letter), policies, trust funds or arrangements (whether written or unwritten, funded or unfunded, insured or self-insured) either (A) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by Saturn or its Subsidiaries or any of their respective ERISA Affiliates on behalf of any employee, officer, director, shareholder or other service provider of Saturn or its Subsidiaries (whether current, former or retired) or their beneficiaries, or (B) with respect to which Saturn or its Subsidiaries or any of their respective ERISA Affiliates has any obligation, contingent or otherwise, on behalf of any such employee, officer, director, shareholder or other service provider or beneficiary. “Saturn Employment Agreement” means each employment agreement, change in control agreement and offer letter with or to any member of Saturn’s executive management team (“EMT”) or any member of the operations management team (“OMT”) (the members of EMT and OMT, the “Senior Employees”) to which Saturn, its Subsidiaries or ERISA Affiliates is a party. Within thirty (30) Business Days after the date hereof, Saturn shall provide a list of all material employee benefit plans, policies, agreements or arrangements (other than those mandated by a government other than the United States) that are maintained primarily for the benefit of employees in a jurisdiction outside of the United States (each, a “Saturn Foreign Plan,” and collectively, the “Saturn Foreign Plans”).

(b)       Saturn has made available to Mercury (i) copies of all documents setting forth the terms of each Saturn Plan and Saturn Employment Agreement, including all amendments thereto and all related trust documents, (ii) the 2007 annual report (Form Series 5500) with all applicable schedules, (iii) the most recent actuarial reports (if applicable) for all Saturn Plans, (iv) the most recent summary plan description, if any, required under ERISA with respect to each Saturn Plan and any material modifications thereto, and (v) the most recent IRS determination or opinion letter issued with respect to each Saturn Plan intended to be qualified under Section 401(a) of the Code.

(c)       Each Saturn Plan, each Saturn Foreign Plan and each Saturn Employment Agreement was established and has been operated in all respects in accordance with its terms and the requirements of all applicable Laws, including the Worker Adjustment and Retraining Notification Act, ERISA and the Code and any applicable Laws in a foreign jurisdiction, except for such noncompliance that has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect, (i) each Saturn Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination letter from the IRS, or is entitled to rely on a favorable opinion issued by the IRS, and, to the Knowledge of Saturn, no fact or event has occurred since the date of such determination letter or letters from the IRS to adversely affect the qualified status of any such Saturn Plan or the exempt status of any such trust, (ii) no action or failure to act and no transaction or holding of any asset by, or with respect to, any Saturn Plan, Saturn Foreign Plan or Saturn Employment Agreement has or may subject Saturn, its Subsidiaries or any ERISA Affiliate or any fiduciary to any tax, penalty or interest, whether by way of indemnity or otherwise under Chapter 43 of Subtitle D of the Code, (iii) there are no Proceedings pending, or to the Knowledge of Saturn or its Subsidiaries or any ERISA Affiliate, threatened or anticipated (other than routine claims for benefits) against Saturn or its Subsidiaries or any ERISA Affiliate or any administrator, trustee or other fiduciary of any Saturn Plan or Saturn Foreign Plan with respect to any Saturn Plan, Saturn Foreign Plan or Saturn Employment Agreement, or against any Saturn Plan or Saturn Foreign Plan or against the assets of any Saturn Plan or Saturn Foreign Plan, and (iv) no Saturn Plan or Saturn Foreign Plan is under audit or investigation by the IRS or any other governmental agency and to the Knowledge of Saturn and its Subsidiaries, no such audit or investigation is pending or threatened in writing, except with respect to matters contested in good faith through appropriate proceedings. Each Saturn Plan can be amended, terminated, or otherwise discontinued without material liability to Saturn, its Subsidiaries or any ERISA Affiliate.

(d)       With respect to each Saturn Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (other than a “multiemployer plan,” within the meaning of Section 3(37) of ERISA) (a “Saturn Pension Plan”), except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect, as of the date hereof, (i) no steps have been taken to terminate any Saturn Pension Plan now maintained or contributed to, no termination of any Saturn Pension Plan has occurred pursuant to which all liabilities have not been satisfied in full, no liability under Title IV of ERISA has been incurred by Saturn, its Subsidiaries or any ERISA Affiliate which has not been satisfied in full, and no event has occurred and, to the Knowledge of Saturn, no condition exists that could reasonably be expected to result in Saturn, its Subsidiaries or any ERISA Affiliate incurring a liability under Title IV of ERISA or could constitute grounds for terminating any Saturn Pension Plan; (ii) no proceeding has been initiated by the Pension Benefit Guaranty Corporation to terminate any Saturn Pension Plan or to appoint a trustee to administer any Saturn Pension Plan; (iii) each Saturn Pension Plan which is subject to Part 3 of Subtitle B of Title I of ERISA or Section 412 of the Code, has been maintained in compliance with the minimum funding standards of ERISA and the Code; (iv) neither Saturn, its Subsidiaries nor any ERISA Affiliate has sought nor received a waiver of its funding requirements with respect to any Saturn Pension Plan and all contributions payable with respect to each Saturn Pension Plan have been timely made; and (v) no reportable event, within the meaning of Section 4043 of ERISA, and no event described in Section 4062 or 4063 of ERISA, has occurred with respect to any Saturn Pension Plan.

(e)       With respect to any Saturn Foreign Plan which would be considered an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (other than a “multiemployer plan,” within the meaning of Section 3(37) of ERISA) if such plan were maintained in the United States (a “Saturn Foreign Pension Plan”), except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect, (i)  each Saturn Foreign Pension Plan required to be registered has been registered and has been maintained in good standing with the applicable regulatory authorities, and (ii) if such Saturn Foreign Pension Plan is intended to be funded and/or book reserved it has been so funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(f)        None of Saturn, its Subsidiaries, any of their respective ERISA Affiliates or any of their respective predecessors has ever during the past six years contributed to, contributes to, has ever during the past six (6) years been required to contribute to, or otherwise participated in or participates in or in any way, directly or indirectly, has any liability with respect to any “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code).

(g)       Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect or, except as set forth in

Section 3.13(g) of the Saturn Disclosure Letter, neither Saturn, its Subsidiaries, nor any of its ERISA Affiliates sponsors or has sponsored any Saturn Plan that provides, or has liability to provide, for any post employment or post retirement health or medical or life insurance benefits for retired, former, or current employees of Saturn or its Subsidiaries, except as required by Section 4980B of the Code.

(h)       Except as set forth in Section 3.13(h) of the Saturn Disclosure Letter, the execution of this Agreement and the performance of the transactions contemplated in this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Saturn Plan, Saturn Foreign Plan or Saturn Employment Agreement, trust or loan that will or may result in any payment (whether of severance pay, termination indemnities or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee, (ii) result in the triggering or imposition of any restrictions or limitations on the right of Saturn or Mercury to amend or terminate any Saturn Plan, Saturn Foreign Plan or Saturn Employment Agreement and receive the full amount of any excess assets remaining or resulting from such amendment or termination, subject to applicable taxes or (iii) provide for any payment by Saturn or its Subsidiaries that would constitute a “parachute payment” within the meaning of Section 280G of the Code.

(i)        Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect, none of Saturn or its Subsidiaries has made any legally binding promises or commitments to create any additional, or to modify or terminate, any Saturn Plan, Saturn Foreign Plan or Saturn Employment Agreement, except to the extent required by Law, in connection with the Integration Process or as contemplated by this Agreement.

3.14     Labor and Employment Matters. Since January 1, 2007, except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect, there has not been, and there currently is not pending or, to the Knowledge of Saturn, threatened, any work stoppage or labor strike against Saturn or its Subsidiaries by employees. With respect to employees based in the United States, to the Knowledge of Saturn, and except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect, no employees are currently represented by any labor union for purposes of collective bargaining and no activities the purpose of which is to achieve such representation of all or some of such employees are threatened or ongoing or have resulted in any petition for a representation election filed with the National Labor Relations Board in the past three months.

3.15     Taxes. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect, Saturn and each of its Subsidiaries (a) have duly and timely filed, or have caused to be duly and timely filed, all Tax Returns required to be filed by any of them (taking into account any extension of time within which to file) and all such Tax Returns are complete and accurate in all respects and were prepared in compliance with all applicable Laws; (b) have paid all Taxes that are required to be paid (whether or not shown on any Tax Return) or that Saturn or any of its Subsidiaries are obligated to deduct or withhold from amounts owing to any employee, creditor or other third party, except with respect to matters contested in good faith through appropriate proceedings or for which adequate reserves have been established on the Saturn Current Balance Sheet; and (c) have not waived any statute of limitations with respect to United States federal income Taxes or agreed to any extension of time with respect to a United States federal income Tax assessment or deficiency. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect, there are no audits, examinations, investigations, deficiencies, claims or other proceedings in respect of Taxes or Tax matters pending or, to the Knowledge of Saturn, threatened in writing, except with respect to matters contested in good faith through appropriate proceedings. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect, neither Saturn nor any of its Subsidiaries has received notice in writing of any claim made by any Governmental Entity in a jurisdiction where Saturn or such Subsidiary does not file Tax Returns that Saturn or such Subsidiary is or may be subject to taxation by that jurisdiction. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect, neither Saturn nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2). All copies of United States federal and state income or franchise Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by Saturn or any of its Subsidiaries that Saturn has made available to Mercury are true and complete copies. Neither Saturn nor any of its Subsidiaries has been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis (other than a consolidated group of which Saturn was the common parent). Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect, neither Saturn nor any of its Subsidiaries (x) has any liability for Taxes of any Person (other than Saturn or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state or foreign Law), as a transferee or successor, by Contract, or otherwise or (y) is a party to, bound by or has any liability under any Tax sharing, allocation or indemnification agreement or arrangement.

3.16     Tax Matters. As of the date of this Agreement, neither Saturn nor any of its Affiliates has taken or agreed to take any action, nor does Saturn have any Knowledge of any fact or circumstance, that would prevent the Mercury Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

3.17     Insurance. Except as set forth in Section 3.17 of the Saturn Disclosure Letter, since January 1, 2007, Saturn and its Subsidiaries have maintained continuous insurance coverage, in each case, in those amounts and covering those risks as are in accordance, in all material respects, with normal industry practice for companies or the size and financial condition of Saturn engaged in businesses similar to those of Saturn and its Subsidiaries.

3.18     Environmental Liability. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Saturn Material Adverse Effect and except as set forth in Section 3.18 of the Saturn Disclosure Letter, (a) Saturn and each of its Subsidiaries are and have been in compliance in all respects with all applicable Environmental Laws and have obtained or applied for all Environmental Permits necessary for their operations as currently conducted, (b) there have been no Releases of any Hazardous Materials at the

Facilities or, to the Knowledge of Saturn, at any Former Facilities that are reasonably likely to form the basis of any Environmental Claim against Saturn or any of its Subsidiaries or impose liability or other obligations on Saturn or any Subsidiary of Saturn under any Environmental Laws for any investigation, corrective action, remediation or monitoring of Hazardous Materials, (c) there are no Environmental Claims pending or, to the Knowledge of Saturn, threatened against Saturn or any of its Subsidiaries, (d) neither Saturn nor any of its Subsidiaries is party to any agreement, order, judgment, or decree by or with any Governmental Entity or third party imposing any liability or obligation on Saturn or any Subsidiary of Saturn under any Environmental Law, (e) neither Saturn nor any of its Subsidiaries has retained or assumed, either contractually or by operation of Law, any liability or obligation that could reasonably be expected to form the basis of any Environmental Claim against, or any liability under any Environmental Law on, Saturn or any of its Subsidiaries, (f) neither the execution of this Agreement nor the consummation of the transactions contemplated herein will require any investigation or remediation activities or notice to or consent of any Governmental Entity or third parties pursuant to any Environmental Law, including without limitation, with respect to the New Jersey Industrial Site Recovery Act and (g) to the Knowledge of Saturn, there are no past or present conditions, events, circumstances, facts, activities, practices, incidents, actions, omissions or plans that may (i) interfere with or prevent continued compliance by Saturn or its Subsidiaries with Environmental Laws and the requirements of Environmental Permits or (ii) give rise to any liability or other obligation under any Environmental Laws. Saturn has delivered, or made available to Mercury, copies of any material environmental assessments, reports, audits, studies, analyses, tests or monitoring possessed by, or reasonably available to, Saturn or its Subsidiaries pertaining to compliance with, or liability under, Environmental Laws relating to the Facilities, the Former Facilities, or Saturn or its Subsidiaries.

3.19     Affiliated Transactions. No executive officer or director of Saturn or any of its Subsidiaries or any Person owning 5% or more of the Saturn Common Stock (or any of such Person’s immediate family members or affiliates or associates) (a) is a party to any Contract with or binding upon Saturn or any of its Subsidiaries or any of their respective assets, rights or properties, (b) has any interest in any property owned by Saturn or any of its Subsidiaries or (c) has engaged in any transaction involving Saturn, any of its Subsidiaries, or any of their respective assets, rights or properties within the last twelve (12) months, in each case, that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (an “Affiliate Transaction”).

3.20     Brokerage. Except for Goldman Sachs & Co. and Morgan Stanley & Co., no Person is entitled to any brokerage, investment banking, success, finder’s or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Saturn or any of its Subsidiaries.

3.21     Opinion of Saturn’s Financial Advisor. The Saturn Board has received an opinion from each of its financial advisors, Goldman Sachs & Co. and Morgan Stanley & Co., Incorporated (the “Saturn Financial Advisors”) to the effect that, as of the date of this Agreement, and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the Saturn Merger Consideration to be received by the holders (other than

Mercury and any direct or indirect subsidiary of Mercury) of Saturn Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders.

3.22     Interested Stockholder. Neither Saturn nor any of its Subsidiaries is or has been at any time an “interested stockholder” (as such term is defined in Section 14A: 10A-3 of the NJBCA) of Mercury.

3.23     Ownership and Operations of Merger Sub 1 and Merger Sub 2. Merger Sub 1 and Merger Sub 2 were formed solely for the purpose of engaging in the transactions contemplated by this Agreement, have engaged in no other business activities, have not and will not have incurred, directly or indirectly, any obligations or liabilities (other than obligations or liabilities incurred in connection with the transactions contemplated by this Agreement) and have conducted and will conduct their operations prior to the Initial Effective Time, in the case of Merger Sub 1, and the Subsequent Effective Time, in the case of Merger Sub 2, only as contemplated by this Agreement. All shares of capital stock of Merger Sub 1 and Merger Sub 2 are owned directly by Saturn.

3.24     Rights Agreement; Takeover Statutes. Saturn has no “rights plan,” “rights agreement” or “poison pill” in effect. The Saturn Board has taken all actions so that the restrictions contained in Section 14A of the NJBCA applicable to a “business combination” with “interested stockholders” (as defined in Section 14A:10A-3 of the NJBCA) or any other similar Law (each, a “Takeover Statute”) will not apply to (a) Mercury in connection with the execution and delivery of this Agreement and (b) the consummation of the Mergers and the other transactions contemplated by this Agreement. No anti-takeover provision contained in Saturn’s certificate of incorporation or bylaws is applicable to the Mergers and no anti-takeover provision, whether in a Law, agreement or otherwise is, or would be, applicable to this Agreement or the consummation of the transactions contemplated by this Agreement.

3.25     Intercompany Notes. Section 3.25 of the Saturn Disclosure Letter lists each of the outstanding promissory notes between (i) Saturn, as lender, and Saturn Holdings BV or Saturn Intl CV, as borrower, and (ii) Saturn Sub, as lender, and Saturn Intl CV as borrower (collectively, the “Intercompany Notes”) and the principal amount outstanding thereunder as of the date hereof. Saturn has provided Mercury with a true and complete copy of each of the Intercompany Notes. Each of the representations set forth in Section 3.25 of the Saturn Disclosure Letter with respect to the Intercompany Notes are true, correct and complete in all material respects.

3.26	No Additional Representations.

(a)       Except for the representations and warranties made by Saturn and Merger Sub 1 and Merger Sub 2 in this Article III, none of Saturn, Merger Sub 1 or Merger Sub 2 or any other Person makes any express or implied representation or warranty with respect to Saturn, Merger Sub 1 or Merger Sub 2 or their respective Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Saturn hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, none of Saturn, Merger Sub 1 or Merger Sub 2 or any other Person makes or has made any representation or warranty to Mercury or any of its Affiliates or Representatives

with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Saturn, Merger Sub 1 or Merger Sub 2, any of their respective Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Saturn, Merger Sub 1 and Merger Sub 2 in this Article III, any oral or written information presented to Mercury or any of its Affiliates or Representatives in the course of their due diligence investigation of Saturn, Merger Sub 1 and Merger Sub 2, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)       Saturn, Merger Sub 1 and Merger Sub 2 each acknowledge and agree that it (i) has had the opportunity to meet with the management of Mercury and to discuss the business, assets and liabilities of Mercury and its Subsidiaries, (ii) has been afforded the opportunity to ask questions of and receive answers from officers of Mercury and (iii) has conducted its own independent investigation of Mercury and its Subsidiaries, their respective businesses, assets, liabilities and the transactions contemplated by this Agreement.

(c)       Notwithstanding anything contained in this Agreement to the contrary, Saturn acknowledges and agrees that neither Mercury nor any other Person has made or is making any representations or warranties relating to Mercury whatsoever, express or implied, beyond those expressly given by Mercury in Article IV hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Mercury furnished or made available to Saturn, Merger Sub 1, Merger Sub 2, or any of their respective Representatives. Without limiting the generality of the foregoing, each of Saturn, Merger Sub 1 and Merger Sub 2 acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Saturn, Merger Sub 1, Merger Sub 2 or any of their respective Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF MERCURY

Mercury hereby represents and warrants to Saturn, Merger Sub 1 and Merger Sub 2 that (a) except as set forth on the disclosure letter delivered to Saturn, Merger Sub 1 and Merger Sub 2 by Mercury on the date of the execution of this Agreement (the “Mercury Disclosure Letter”) which identifies items of disclosure by reference to a particular section or subsection of this Agreement (it being understood that any matter disclosed pursuant to any section or subsection of the Mercury Disclosure Letter shall be deemed to be disclosed for all purposes of this Agreement and the Mercury Disclosure Letter, as long as the relevance of such disclosure is reasonably apparent) and (b) other than with respect to Sections 4.5, 4.6(a), and 4.6(f), except as disclosed in the Annual Report on Form 10-K of Mercury for the year ended December 31, 2008 (the “Mercury Form 10-K”) (other than disclosures in the “Risk Factors” or “Forward Looking Statements” sections of such reports or any other disclosures in such reports to the extent they are similarly predictive or forward-looking in nature):

4.1       Organization and Qualification. Mercury is a corporation duly organized, validly existing and in good standing under the Laws of New Jersey. Mercury has all requisite corporate power and authority to own and operate its properties and to carry on its businesses as now conducted. Mercury is duly qualified or licensed to do business, and is in good standing (with respect to jurisdictions that recognize the concept of good standing), in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to so qualify or be licensed, except where the failure to be so qualified has not had and would not reasonably be expected to have, either individually or in the aggregate, a Mercury Material Adverse Effect. Mercury has made available to Saturn a complete and correct copy of the certificate of incorporation and bylaws, each as amended to date, of Mercury. Mercury is not in violation of any of the provisions of its certificate of incorporation or bylaws.

4.2       Significant Subsidiaries. Each of Mercury’s Significant Subsidiaries is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or organization, has all requisite corporate power and authority to own its properties and to carry on its businesses as now conducted and is qualified or licensed to do business, and is in good standing (with respect to jurisdictions that recognize the concept of good standing), in every jurisdiction in which its ownership of property or the conduct of its businesses as now conducted requires it to qualify or be licensed, except where the failure to be so organized, qualified or licensed has not had and would not reasonably be expected to have, either individually or in the aggregate, a Mercury Material Adverse Effect. The Significant Subsidiaries of Mercury are not in violation, in any material respect, of any of the provisions of their respective certificates or articles of incorporation or bylaws (or equivalent organizational documents).

4.3	Authorization; Validity of Agreement; Necessary Action.

(a)       Mercury has all requisite corporate power and authority to execute and deliver, and to perform its obligations under, this Agreement. The execution, delivery and the performance by Mercury of this Agreement and the consummation by Mercury of the transactions contemplated hereby, including the Mercury Merger, have been duly authorized by all necessary corporate action on the part of Mercury and its officers, directors and shareholders, except that the consummation of the Mercury Merger is subject to the receipt of the Mercury Shareholder Approval. Assuming the accuracy of the representations and warranties of Saturn set forth in Section 3.22, except for the Mercury Shareholder Approval that is necessary for the consummation of the Mercury Merger, and filing and recording of the Certificates of Merger under the provisions of the NJBCA, no corporate action on the part of Mercury or its respective officers, directors or shareholders is necessary to authorize the transactions contemplated hereby. This Agreement has been duly executed and delivered by Mercury and constitutes (assuming the due authorization, execution and delivery by Saturn, Merger Sub 1 and Merger Sub 2) the valid and binding obligation of Mercury, enforceable against Mercury in accordance with its terms, except to the extent that enforceability may be limited by the Bankruptcy and Equity Exception.

(b)       The Mercury Board, at a meeting duly called and held prior to execution of this Agreement, unanimously (i) approved this Agreement and the transactions contemplated hereby, (ii) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Mercury and its shareholders, (iii) resolved to recommend that the holders of the Mercury Common Stock grant the Mercury Shareholder Approval and (iv) directed that this Agreement be submitted to the holders of the Mercury Common Stock for their approval at a meeting duly called and held for such purpose.

(c)       The only vote of holders of the Mercury capital stock necessary to approve this Agreement and the transactions contemplated by this Agreement is the approval of this Agreement by the affirmative vote of the holders of a majority of the votes cast by the holders of the Mercury Common Stock at the Mercury Shareholder Meeting (the “Mercury Shareholder Approval”).

4.4	Governmental Filings; No Violations; Consents and Waivers.

(a)     Except as set forth in Section 4.4(a) of the Mercury Disclosure Letter and for (i) the applicable requirements, if any, of Blue Sky Laws, (ii) the applicable requirements of the HSR Act, the EC Merger Regulation and other applicable Antitrust Laws including but not limited to those listed in Section 4.4(a) of the Mercury Disclosure Letter, (iii) required filings under the Exchange Act and the Securities Act, (iv) any filings required under the rules and regulations of the NYSE, (v) the filing of the Certificates of Merger pursuant to the NJBCA and (vi) any consents, approvals, authorizations, permits, notices, actions or filings, the failure of which to obtain, take or make, has not had and would not reasonably be expected to have, either individually or in the aggregate, a Mercury Material Adverse Effect, the execution and delivery of this Agreement by Mercury, the performance by Mercury of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement will not (A) require any authorization, consent, approval, exemption or other action by or notice to any court or Governmental Entity or (B) directly or indirectly conflict with or result in a breach of any Law to which Mercury or any of its Subsidiaries may be subject.

(b)       Except as set forth in Section 4.4(b) of the Mercury Disclosure Letter, neither the execution or delivery of this Agreement by Mercury and the performance by Mercury of its obligations under this Agreement nor the consummation of the transactions contemplated hereby, including the Mergers, will, subject to obtaining Mercury Shareholder Approval, directly or indirectly (with or without the giving of notice or the passage of time or both) (i) except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Mercury Material Adverse Effect, (A) violate, result in a breach of, require consent under, conflict with or entitle any other Person to accelerate the maturity or performance under, amend, call a default under, exercise any remedy under, modify, rescind, suspend or terminate any term of any Contract to which Mercury or any of its Subsidiaries is a party or to which any of their assets or properties are bound, (B) entitle any Person to any right or privilege to which such Person was not entitled immediately before this Agreement or any other agreement or document contemplated by this Agreement was executed under any term of any Contract to which Mercury or any of its Subsidiaries is a party or to which any of their assets or properties are bound or (C) create any obligation on the part of Mercury or any of its Subsidiaries that it was not obligated to perform immediately before this Agreement or any other agreement or document contemplated by this Agreement was executed under any term of any Contract to which Mercury or any of its Subsidiaries is a party or to which any of their assets or properties are bound, (ii) violate or result in the breach of any term of the certificate of incorporation or bylaws (or comparable governing documents) of Mercury, or except as has not had and would not be reasonably be expected to have, either individually or in the aggregate a Mercury Material Adverse Effect, any of its Significant Subsidiaries or (iii) except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Mercury Material Adverse Effect, result in the amendment, creation, imposition or modification of any Lien other than a Permitted Lien upon or with respect to any of the assets or properties that Mercury or any of its Significant Subsidiaries owns, uses or purports to own or use.

4.5	Capital Stock.

(a)       As of the close of business on the Capitalization Date, the authorized capital stock of Mercury consists of (i) 5,400,000,000 shares of Mercury Common Stock, of which 2,983,508,675 shares were outstanding and 875,818,333 shares were held in the treasury of Mercury and (ii) 10,000,000 shares of preferred stock, of which no shares were designated or outstanding. There are no other classes of capital stock of Mercury designated, authorized or outstanding. All issued and outstanding shares of the capital stock of Mercury are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock is entitled to any preemptive rights.

(b)       From the close of business on the Capitalization Date through the date of this Agreement, there have been no issuances of shares of the capital stock or other Equity Interests of Mercury or any other securities of Mercury other than issuances of shares of Mercury Common Stock in respect of equity-based awards outstanding under Mercury Plans. There were outstanding as of February 28, 2009, no options, warrants, calls, commitments, agreements, arrangements, undertakings or any other rights to acquire capital stock from Mercury other than options and other equity-based awards under the Mercury Plans entitling the holders thereof to acquire or receive up to 270,529,837 shares of Mercury Common Stock from Mercury. No options, warrants, restricted stock units, calls, commitments, agreements, arrangements, undertakings or other rights to acquire capital stock from Mercury, or other equity-based awards, have been issued or granted on or after the Capitalization Date through the date of this Agreement.

(c)       No bonds, debentures, notes or other Indebtedness of Mercury having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of Mercury may vote are issued or outstanding.

(d)       Except as otherwise set forth in this Section 4.5 or in Section 4.5(d) of the Mercury Disclosure Letter, as of the date of this Agreement, (i) there are no outstanding obligations of Mercury or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other Equity Interests of Mercury or any of its Subsidiaries except for purchases, redemptions or other acquisitions of shares of Mercury Common Stock (A) required by the terms of the Mercury Plans, (B) in order to pay Taxes or satisfy withholding obligations in respect of such Taxes in connection with the exercise of options to purchase Mercury Common Stock or (C) as required by the terms of, or necessary for the administration of, any plan, arrangement or agreements existing on the date hereof between Mercury or any of its Subsidiaries and any director or employee of Mercury or any of its Subsidiaries and (ii) there are no outstanding stock-appreciation rights, security-based performance units, “phantom” stock or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive from Mercury or any of its Subsidiaries any payment or other value based on the stock price performance of Mercury or any of its Subsidiaries (other than under the Mercury Plans) or to cause Mercury or any of its Subsidiaries to file a registration statement under the Securities Act.

(e)       Except as set forth in Section 4.5(e) of the Mercury Disclosure Letter and with respect to awards granted under the Mercury Plans, as of the date of this Agreement, there are no outstanding obligations of Mercury or any of its Subsidiaries (other than immaterial Subsidiaries) (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the sales, issuance, repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or antidilutive rights with respect to any shares of Mercury Common Stock or other Equity Interests in Mercury or any of its Subsidiaries.

4.6	Mercury SEC Reports.

(a)       Mercury has timely filed with or otherwise furnished to the SEC all forms, reports, schedules, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act since January 1, 2007 together with all certifications required pursuant to the Sarbanes-Oxley Act (these documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein and schedules and exhibits thereto, the “Mercury SEC Reports”). No Subsidiary of Mercury is required to file with or furnish to the SEC any forms, reports, schedules, statements or other documents. As of their respective dates, the Mercury SEC Reports at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing) (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations of the SEC promulgated thereunder applicable to the Mercury SEC Reports and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)       Mercury’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act, are designed to ensure that all information required to be disclosed by Mercury in the reports it files or submits under the Exchange Act is made known to the chief executive officer and the chief financial officer of Mercury by others within Mercury to allow timely decisions regarding required disclosure as required under the Exchange Act and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Mercury has evaluated the effectiveness of Mercury’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Mercury SEC Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on its most recently completed evaluation of its system of internal control over financial reporting prior to the date of this Agreement, (i) to the Knowledge of Mercury, Mercury had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Mercury’s ability to record, process, summarize and report financial information and (ii) Mercury does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Mercury’s internal control over financial reporting.

(c)       No attorney representing Mercury or any of its Subsidiaries, whether or not employed by Mercury or any Subsidiary of Mercury, has reported to Mercury’s chief legal counsel or chief executive officer evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Mercury or any of its officers, directors, employees or agents pursuant to Section 307 of the Sarbanes-Oxley Act.

(d)       Mercury has provided or made available to Saturn copies of all material written correspondence sent to or received from the SEC by Mercury or its Subsidiaries or their respective counsel or accountants since January 1, 2007. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Mercury SEC Reports. To the Knowledge of Mercury, none of the Mercury SEC Reports is the subject of ongoing SEC review. To the Knowledge of Mercury, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practice of Mercury.

(e)       The audited consolidated financial statements included in the Mercury Form 10-K and the other financial statements included in the Mercury SEC Reports (including in each case any related notes and schedules) fairly present, in all material respects, the consolidated financial position of Mercury and its consolidated Subsidiaries as of the dates set forth therein and the consolidated results of their operations and their consolidated cash flows for the periods set forth therein, and in each case (A) were prepared from, and in accordance with, the books and records of Mercury and its Subsidiaries in all material respects, and (B) were prepared in conformity with GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto and subject, in the case of financial statements for quarterly periods, to normal and recurring year-end adjustments).

(f)        There is no liability, commitment or obligation of Mercury or any of its Subsidiaries (whether matured or unmatured, known or unknown, asserted or unasserted, absolute or contingent, whether or not accrued) that would be required by GAAP to be reflected on a consolidated balance sheet of Mercury or its Subsidiaries (or described in the notes thereto), other than (i) liabilities or obligations reflected, accrued or reserved against in the audited consolidated balance sheet of Mercury as of December 31, 2008 included in the Mercury Form 10-K or disclosed in the notes thereto (the “Mercury Current Balance Sheet”), (ii) incurred since December 31, 2008 in the ordinary course of business consistent with past practice and (iii) other liabilities or obligations which have not had and would not reasonably be expected to have, either individually or in the aggregate, a Mercury Material Adverse Effect.

(g)       Mercury is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) thereof, since the enactment of the Sarbanes-Oxley Act, neither Mercury nor any of its Affiliates has made, arranged, modified (in any material way), or forgiven personal loans to any executive officer or director of Mercury.

4.7       Absence of Certain Changes or Events. Since December 31, 2008 and prior to the date of this Agreement, the business of Mercury and its Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practice. Since December 31, 2008, there has not been any Event or Events that has had or would be reasonably expected to have, either individually or in the aggregate, a Mercury Material Adverse Effect.

4.8	Material Contracts.

(a)       As of the date hereof, except as set forth as an exhibit to the Mercury SEC Reports or in Section 4.8(a) of the Mercury Disclosure Letter, neither Mercury nor any of its Subsidiaries is a party to or bound by any Contract required to be filed as an exhibit to Mercury’s Annual Report on Form 10-K pursuant to Item 601(b)(2) or (10) of Regulation S-K under the Exchange Act (all such Contracts to which Mercury or any of its Subsidiaries is a party to or bound by as of the date of this Agreement are referred to herein as the “Mercury Material Contracts”).

(b)       Except, in each case, as has not, and would not reasonably be expected to have, individually or in the aggregate, a Mercury Material Adverse Effect, each of the Mercury Material Contracts is a valid and binding obligation of Mercury (or the Subsidiaries of Mercury party thereto), and to Mercury’s Knowledge, the other parties thereto, enforceable against Mercury and its Subsidiaries and, to Mercury’s Knowledge, the other parties thereto in accordance with its terms, except as enforcement may be limited by the Bankruptcy and Equity Exception.

(c)       Neither Mercury nor any of its Subsidiaries is, nor to Mercury’s Knowledge is any other party, in breach, default or violation (and no event has occurred or not occurred through Mercury’s or any of its Subsidiaries’ action or inaction or, to Mercury’s Knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any Mercury Material Contract to which Mercury or any of its Subsidiaries is now a party, or by which any of them or any of their respective properties or assets may be bound, except for breaches, defaults or violations that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Mercury Material Adverse Effect.

4.9	Intellectual Property.

(a)       Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Mercury Material Adverse Effect, to the Knowledge of Mercury, either Mercury or one of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, subject to any existing licenses or other grants of rights to third parties, all Intellectual Property used in their respective businesses as currently conducted (collectively, the “Mercury Intellectual Property”). Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Mercury Material Adverse Effect, (i) there are no pending or, to the Knowledge of Mercury, threatened claims by any Person alleging infringement of any Intellectual Property rights of any Person by Mercury or any of its Subsidiaries, (ii) to the Knowledge of Mercury, the conduct of the business of Mercury and its Subsidiaries does not infringe any Intellectual Property rights of any Person, (iii)

to the Knowledge of Mercury, neither Mercury nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Mercury Intellectual Property, (iv) to the Knowledge of Mercury, no Person is infringing any Mercury Intellectual Property and (v) to the Knowledge of Mercury, there are no ongoing interferences, oppositions, reissues, or reexaminations or other inter partes proceedings which could reasonably be expected to result in a loss or limitation of a patent right or claim involving any Mercury Intellectual Property. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Mercury Material Adverse Effect, to the Knowledge of Mercury, all Intellectual Property owned by Mercury and its Subsidiaries is valid and enforceable and in full force and effect.

(b)       Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Mercury Material Adverse Effect, to the Knowledge of Mercury, the consummation of the transactions contemplated by this Agreement will not (i) result in the loss of, or otherwise adversely affect, any rights of Mercury or its Subsidiaries in any Intellectual Property, (ii) grant or require Mercury or its Subsidiaries to grant to any Person any rights with respect to any Intellectual Property of Mercury or its Subsidiaries, (iii) subject Mercury or any of its Subsidiaries to any increase in royalties or other payments in respect of any Intellectual Property, (iv) by the terms of any Contract to which Mercury or a Subsidiary of Mercury is a party, diminish any royalties or other payments Mercury or a Subsidiary of Mercury would otherwise be entitled to in respect of any Intellectual Property or (v) result in the breach or, by the terms of such Contract, termination of any agreement relating to Mercury Intellectual Property.

4.10     Litigation. Except as set forth in Section 4.10 of the Mercury Disclosure Letter, there is no Proceeding pending or, to Mercury’s Knowledge, threatened against Mercury or any of its Subsidiaries or their respective assets or properties, or their respective officers and directors, in their capacity as such, before or by any court, arbitrator or Governmental Entity that, if adversely determined, would have, or reasonably be expected to have, a Mercury Material Adverse Effect or which challenges this Agreement or the transactions contemplated by this Agreement. There is no unsatisfied judgment or award, decision, decree, injunction, rule or Order of any Governmental Entity, court or arbitrator outstanding against Mercury or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Mercury Material Adverse Effect.

4.11	Permits; Compliance with Laws.

(a)       Except as has not had, and will not reasonably be expected to have, individually or in the aggregate, a Mercury Material Adverse Effect, Mercury and each of its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, variances, registrations, exemptions, clearances, approvals and orders from any Governmental Entity necessary for them to own, lease and operate their properties or to carry on their business as it is now being conducted (collectively, the “Mercury Permits”), and to the Knowledge of Mercury, all Mercury Permits are valid and in full force and effect.

(b)       Except as has not had, and would not reasonably be expected to have individually or in the aggregate, a Mercury Material Adverse Effect, Mercury and each of its

Subsidiaries is (and since January 1, 2007, Mercury and each of its Subsidiaries has been) in compliance with all Laws, Orders or Mercury Permits applicable to Mercury or any of its Subsidiaries, or by which any property or asset of Mercury or any of its Subsidiaries is bound and in compliance with all Contracts entered into with any Governmental Entity as part of the resolution of a regulatory or enforcement action.

4.12	Regulatory Compliance.

(a)       Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Mercury Material Adverse Effect, each of Mercury and its Subsidiaries holds all Mercury Permits, including all authorizations under the FDCA, the PHSA, and the regulations of the FDA promulgated thereunder, and any other Governmental Entity that is concerned with the quality, identity, strength, purity, safety, efficacy, manufacturing or distribution of the Mercury Products (any such Governmental Entity, a “Mercury Regulatory Agency”) necessary for the lawful operating of the businesses of Mercury or any of its Subsidiaries (the “Mercury Regulatory Permits”), and all such Mercury Regulatory Permits are valid, and in full force and effect. Since January 1, 2007, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Mercury Regulatory Permit except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Mercury Material Adverse Effect. Mercury and each of its Subsidiaries are in compliance in all material respects with the terms of all Mercury Regulatory Permits, and no event has occurred that, to the Knowledge of Mercury, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Mercury Regulatory Permit, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Mercury Material Adverse Effect.

(b)       Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Mercury Material Adverse Effect, since January 1, 2007, all applications, submissions, information and data utilized by Mercury or Mercury’s Subsidiaries as the basis for, or submitted by or, to the Knowledge of Mercury, on behalf of Mercury or Mercury’s Subsidiaries in connection with, any and all requests for a Mercury Regulatory Permit relating to Mercury or any of its Subsidiaries, and its respective business and Mercury Products, when submitted to the FDA or other Mercury Regulatory Agency, were true and correct in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the FDA or other Mercury Regulatory Agency.

(c)       Since January 1, 2007, neither Mercury, nor any of its Subsidiaries, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other Mercury Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, or similar policies, set forth in any applicable Laws, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Mercury Material Adverse Effect.

(d)       For the avoidance of doubt, the provisions of this Section 4.12 do not apply to Environmental Laws or Environmental Permits.

4.13     Mercury Employee Benefit Plans. Except as set forth in Section 4.13 of the Mercury Disclosure Letter, the execution of this Agreement and performance of the transactions contemplated in this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) (i) constitute an event under any Mercury Plan, trust or loan that will or may result in any payment (whether of severance pay, termination indemnities or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee, (ii) result in the triggering or imposition of any restrictions or limitations on the right of Saturn or Mercury to amend or terminate any Mercury Plan and receive the full amount of any excess assets remaining or resulting from such amendment or termination, subject to applicable taxes or (iii) provide for any payment by Mercury or its Subsidiaries that would constitute a “parachute payment” within the meaning of Section 280G of the Code.

4.14     Taxes. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Mercury Material Adverse Effect, Mercury and each of its Subsidiaries (a) have duly and timely filed, or have caused to be duly and timely filed, all Tax Returns required to be filed by any of them (taking into account any extension of time within which to file) and all such Tax Returns are complete and accurate in all respects and were prepared in compliance with all applicable Laws; (b) have paid all Taxes that are required to be paid (whether or not shown on any Tax Return) or that Mercury or any of its Subsidiaries are obligated to deduct or withhold from amounts owing to any employee, creditor or other third party except with respect to matters contested in good faith through appropriate proceedings or for which adequate reserves have been established on the Mercury Current Balance Sheet and (c) have not waived any statute of limitations with respect to United States federal income Taxes or agreed to any extension of time with respect to a United States federal income Tax assessment or deficiency. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Mercury Material Adverse Effect, there are no audits, examinations, investigations, deficiencies, claims or other proceedings in respect of Taxes or Tax matters pending or, to the Knowledge of Mercury, threatened in writing, except with respect to matters contested in good faith through appropriate proceedings. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Mercury Material Adverse Effect, neither Mercury nor any of its Subsidiaries has received notice in writing of any claim made by any Governmental Entity in a jurisdiction where Mercury or such Subsidiary does not file Tax Returns that Mercury or such Subsidiary is or may be subject to taxation by that jurisdiction. Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Mercury Material Adverse Effect, neither Mercury nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2). All copies of United States federal and state income or franchise Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by Mercury or any of its Subsidiaries that Mercury has made available to Saturn are true and complete copies. Neither Mercury nor any of its Subsidiaries has been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis (other than a consolidated group of which Mercury was the common parent). Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Mercury Material Adverse Effect, neither Mercury nor any of its Subsidiaries (x) has any liability for Taxes of any Person (other than Mercury or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state or foreign Law), as a transferee or successor, by Contract, or otherwise or (y) is a party to, bound by or has any liability under any Tax sharing, allocation or indemnification agreement or arrangement.

4.15     Tax Matters. As of the date of this Agreement, neither Mercury nor any of its Affiliates has taken or agreed to take any action, nor does Mercury have any Knowledge of any fact or circumstance, that would prevent the Mercury Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

4.16     Insurance. Except as set forth in Section 4.16 if the Mercury Disclosure Letter, since January 1, 2007, Mercury and its Subsidiaries have maintained continuous insurance coverage, in each case, in those amounts and covering those risks as are in accordance, in all material respects, with normal industry practice for companies or the size and financial condition of Mercury engaged in businesses similar to those of Mercury and its Subsidiaries.

4.17     Opinion of Mercury’s Financial Advisor. The Mercury Board has received an opinion from J.P. Morgan Securities Inc. (the “Mercury Financial Advisor”) to the effect that, as of the date of this Agreement, and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Mercury Merger Consideration to be received by the holders of Mercury Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders.

4.18     Interested Stockholder. Neither Mercury nor any of its Subsidiaries is or has been at any time an “interested stockholder” (as such term is defined in Section 14A: 10A-3 of the NJBCA) of Saturn.

4.19     Rights Agreement; Takeover Statutes. Mercury has no “rights plan,” “rights agreement” or “poison pill” in effect. The Mercury Board has taken all actions so that no Takeover Statute will apply to (a) Saturn or (b) Merger Sub 2 in connection with the execution and delivery of this Agreement and the consummation of the Mercury Merger and the other transactions contemplated by this Agreement. No anti-takeover provision contained in Mercury’s certificate of incorporation or bylaws is applicable to the Mercury Merger and no anti-takeover provision, whether in a Law, agreement or otherwise is, or would be, applicable to this Agreement or the consummation of the transactions contemplated by this Agreement.

4.20     Financing. Mercury has delivered to Saturn true and complete fully executed copies of the commitment letter, dated as of March 8, 2009 among Mercury, J.P. Morgan Securities, Inc. and JPMorgan Chase Bank, N.A., and including all exhibits, schedules, annexes and amendments to such agreement in effect as of the date of this Agreement (the “Commitment Letter”), pursuant to which and subject to the terms and conditions thereof each of the parties thereto (other than Mercury), have severally agreed and committed to provide the debt financing set forth therein (the “Financing”). The Commitment Letter has not been amended, restated or otherwise modified or waived (except as contemplated thereby) prior to the date of this Agreement and the respective commitments contained in the Commitment Letter have not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Mercury and, to the Knowledge of Mercury, the other parties thereto, subject to the Bankruptcy and Equity Exception. There are no conditions precedent to the funding of the full amount of the Financing, other than as expressly set forth in the Commitment Letter. Subject to the terms and conditions of the Commitment Letter and assuming the accuracy in all material respects of Saturn’s representations and warranties with respect to Saturn and its Subsidiaries, taken as a whole, in Article III of this Agreement, the net proceeds contemplated from the Financing, together with other financial resources of Mercury including cash on hand, the Repayment Amount, and marketable securities of Mercury on the Closing Date, will, in the aggregate, be sufficient for the satisfaction of all of Mercury obligations under this Agreement, including the payment of any amounts required to be paid pursuant to Article I and Article II, and the payment of any debt required to be repaid in connection with the Mergers and of all fees and expenses reasonably expected to be incurred in connection herewith. As of the date of this Agreement, (a) (assuming the accuracy in all material respects of Saturn’s representations and warranties contained in Section 3.7 hereof), no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), in each case, on the part of Mercury under the Commitment Letter or, to the Knowledge of Mercury, any other party to the Commitment Letter and (b) subject to the satisfaction of the conditions contained in Sections 7.1 and 7.2 hereof, Mercury does not have Knowledge that the conditions to the Financing will not be satisfied or that the Financing or any other funds necessary for the satisfaction of all of Mercury’s obligations under this Agreement and the payment of any debt required to be repaid in connection with the Mergers and of all fees and expenses reasonably expected to be incurred in connection herewith will not be available to Mercury or the Saturn Merger Surviving Corporation on the Closing Date. Mercury has fully paid all fees required to be paid prior to the date of this Agreement pursuant to the Commitment Letter.

4.21	No Additional Representations.

(a)       Except for the representations and warranties made by Mercury in this Article IV, neither Mercury nor any other Person makes any express or implied representation or warranty with respect to Mercury or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Mercury hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Mercury nor any other Person makes or has made any representation or warranty to Saturn, Merger Sub 1 or Merger Sub 2 or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Mercury, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Mercury in this Article IV, any oral or written information presented to Saturn, Merger Sub 1 or Merger Sub 2 or any of their Affiliates or Representatives in the course of their due diligence investigation of Mercury, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)       Mercury acknowledges and agrees that it (i) has had the opportunity to meet with the management of Saturn and to discuss the business, assets and liabilities of Saturn and its Subsidiaries, (ii) has been afforded the opportunity to ask questions of and receive answers from officers of Saturn and (iii) has conducted its own independent investigation of Saturn and its Subsidiaries, their respective businesses, assets, liabilities and the transactions contemplated by this Agreement.

(c)       Notwithstanding anything contained in this Agreement to the contrary, Mercury acknowledges and agrees that none of Saturn, Merger Sub 1, Merger Sub 2 or any Person has made or is making any representations or warranties relating to Saturn, Merger Sub 1, Merger Sub 2 or their respective Subsidiaries whatsoever, express or implied, beyond those expressly given by Saturn, Merger Sub 1 and Merger Sub 2 in Article III hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Saturn furnished or made available to Mercury or any of its Representatives. Without limiting the generality of the foregoing, Mercury acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Mercury or any of its Representatives.

ARTICLE V

CERTAIN PRE-CLOSING COVENANTS

5.1       Conduct of the Business of Saturn. Saturn covenants and agrees as to itself and its Subsidiaries that, from the date of this Agreement and continuing until the earlier of the Subsequent Effective Time and the termination of this Agreement, except as expressly permitted by this Agreement, as set forth in Section 5.1 of the Saturn Disclosure Letter, as required by Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Saturn or any of its Subsidiaries, or to the extent Mercury shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Saturn shall conduct, and shall cause its Subsidiaries to conduct, their businesses in all material respects in the ordinary and usual course, consistent with past practice, and, to the extent consistent therewith, Saturn and each of its Subsidiaries shall use their respective reasonable best efforts to (a) preserve its existing assets, (b) preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, clinical trial investigators and managers of its clinical trials, and (c) comply in all material respects with applicable Laws. In addition, and without limiting the generality of the foregoing, from the date of this Agreement to the earlier of the Initial Effective Time and the termination of this Agreement, except as expressly permitted by this Agreement, as set forth in Section 5.1 of the Saturn Disclosure Letter, as required by Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Saturn or the terms of any Contract binding upon Saturn or any of its Subsidiaries, or to the extent Mercury shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Saturn shall not (directly or indirectly), and shall cause each of its Subsidiaries not to (directly or indirectly):

(i)        propose or adopt any changes to the certificate of incorporation or bylaws (or other comparable governing documents) of Saturn or any of its Subsidiaries;

(ii)       make, declare, set aside, or pay any dividend or distribution on any shares of its capital stock or other Equity Interests other than (A) except as set forth in Section 5.1(ii)(A) of the Saturn Disclosure Letter, dividends paid by a direct or indirect wholly owned

Subsidiary of Saturn to its parent corporation in the ordinary and usual course of business consistent with past practice, (B) regular quarterly dividends declared and paid by Saturn in respect of the shares of Saturn Common Stock, in each case not to exceed $0.065 per share, consistent with past practice as to timing of declaration, record date and payment date or (C) regular quarterly dividends paid on the Convertible Preferred Stock in accordance with Annex A of the certificate of incorporation of Saturn, consistent with past practice as to timing of declaration, record date and payment date;

(iii)      (A) adjust, split, combine or reclassify or otherwise amend the terms of its capital stock or other Equity Interests, (B) issue, grant, deliver, sell, repurchase, redeem, purchase, acquire, encumber, pledge, dispose of or otherwise transfer, directly or indirectly, any shares of its capital stock or Equity Interests or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, or based on the value of, any shares of its capital stock or other Equity Interests, or offer to do the same, other than the issuance of shares of Saturn Common Stock pursuant to the exercise of Saturn Options and settlement of Saturn Deferred Stock Units, Saturn Restricted Stock Units and Saturn Performance Awards in accordance with the terms of the applicable award or plan as in effect on the date of this Agreement or pursuant to the conversion of outstanding Convertible Preferred Stock; provided, however, that equity awards under the Saturn Equity Plans may be granted in the ordinary course of business consistent with past practice to directors, officers and employees of Saturn or its Subsidiaries;

(iv)       (A) increase the compensation to directors, officers or employees except for (x) with respect to Senior Employees, any such increases approved by the Compensation Committee of the Saturn Board or the Saturn Chief Executive Officer prior to the date hereof (it being understood that no increase to annual base salary was so approved for EMT and OMT members) and (y) with respect to officers or employees who are not Senior Employees, increases made in the ordinary and usual course of business consistent with past practice in timing and amount and increases made in connection with the completion of Saturn’s integration of global compensation and benefits (the “Integration Process”), (B) increase benefits payable or to become payable to any of its past or present directors, officers or employees, other service providers who provide services exclusively to Saturn and its Subsidiaries, except for increases made in the ordinary and usual course of business consistent with past practice and increases in benefits to officers and employees in connection with the completion of the Integration Process; provided, however, that with respect to any changes in connection with the completion of the Integration Process, such benefits provided shall not exceed the most favorable benefits in the aggregate in place for similarly situated officers and employees immediately prior to the Initial Effective Time, (C) grant any severance or termination pay to any of its past or present directors, officers, employees, or other service providers, other than (x) severance payments in accordance with the severance plans or arrangements of Saturn or any of its Subsidiaries set forth in Section 3.13 of the Saturn Disclosure Letter as in effect as of the date of this Agreement or any Saturn Foreign Plan, or (y) severance payments in the ordinary and usual course of business consistent with past practice in timing and amount to officers and employees who are not Senior Employees, if any, (D) enter into, or amend or modify any employment, severance, consulting or change-in control agreement with any Person (other than as permitted by Section 5.1(iv)(C)(y) or with respect to any non-US employee in the ordinary course of business consistent with past practice), (E) establish, adopt, enter into, amend or take any action to accelerate rights under any Saturn Plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Saturn Plan if it were in existence as of the date of this Agreement except (w) for the adoption and submission to shareholders of Saturn a new annual bonus and stock incentive plan in compliance with Section 162(m) of the Code, (x) if immaterial or technical in nature, (y) for such changes in connection with the completion of the Integration Process; provided, however, that with respect to any changes in connection with the completion of the Integration Process, such benefits provided shall not exceed the most favorable benefits in the aggregate in place for similarly situated officers and employees immediately prior to the Initial Effective Time, or (z) to the extent required by this Agreement or any other currently existing agreement, including any collective bargaining or works council agreement, or to the extent permitted under Section 5.1(iv)(C)(y), (F) except as contemplated by this Agreement or as required by any other agreement, (x) pay, accrue or certify performance level achievements on an aggregate basis for all employees participating in a particular plan, program, policy or arrangement at levels in excess of actually achieved performance in respect of any component of an incentive-based award that requires achievement at a specified level, or (y) take any affirmative action (1) to amend or waive any performance or vesting criteria or (2) to accelerate vesting, exercisability, distribution, settlement or funding under any Saturn Plan, (G) take any action with respect to salary, compensation, benefits or other terms and conditions of employment that would result in a Senior Employee having “good reason” to terminate employment and collect severance payments and benefits pursuant to any change in control or similar agreement or (H) without consulting with Mercury, terminate the employment of a Senior Employee in a manner that would cause the Senior Employee to collect severance payments pursuant to any change in control or similar agreement;

(v)       merge or consolidate Saturn with any Person or effect any share exchange involving any class of the capital stock of Saturn, other than any such transaction between or among direct or indirect Subsidiaries of Saturn;

(vi)      sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any property or assets (including Saturn Intellectual Property) of Saturn or any of its Subsidiaries, except (A) as listed in Section 5.1(vi) of the Saturn Disclosure Letter, (B) for the sale of goods and services in the ordinary and usual course of business, (C) transactions involving property or assets of Saturn or any of its Subsidiaries having a value no greater than $100,000,000 in the aggregate for all such transfers (with the valuation of any contingent consideration being determined in accordance with the valuation methodology used by Saturn in connection with determining the need to make a notification under the HSR Act (without regard to whether payments are being made with respect to assets within or outside the United States)), (D) in connection with any waiver, release, assignment, settlement, compromise of litigation otherwise permitted under this Section 5.1, (E) in connection with cash management or investment portfolio activities in the ordinary course of business, (F) in connection with the sale or pledge of accounts receivable for factoring purposes in the ordinary course of business or (G) in connection with the pledge of cash for letters of credit purposes in the ordinary course of business;

(vii)     other than acquisitions (a) listed in Section 5.1(vii) of the Saturn Disclosure Letter or (b) not in excess of $25,000,000 individually or $50,000,000 in the aggregate, make any acquisitions, by purchase or other acquisition of assets, stock or other Equity Interests, or by merger, consolidation or other business combination (including formation of any joint venture) (with the valuation of any contingent consideration being determined in accordance with the valuation methodology used by Saturn in connection with determining the need to make a notification under the HSR Act (without regard to whether payments are being made with respect to assets within or outside the United States)) (for the avoidance of doubt, this Section 5.1(vii) shall not apply to licenses for Intellectual Property);

(viii)    enter into any strategic licensing, joint venture, collaboration, alliance, co-promotion or similar Contract or Contracts, except for any such Contract or Contracts that do not involve non-contingent consideration which is valued in excess of $50,000,000 individually or $100,000,000 in the aggregate for all such Contracts;

(ix)      with respect to Saturn’s corporate cash investment portfolio and not to its pension plan or similar benefit plans which, in each case, are plans that have fiduciary trustees, (A) purchase material financial instruments that at the time of purchase qualify as Level III assets (as defined in Financial Accounting Standards Board Statement No. 157), (B) change in a material manner the average duration to more than 6 months of Saturn’s investment portfolio or the average credit quality of such portfolio, except for changes that would reduce investment risk in such portfolios, (C) materially change investment guidelines with respect to Saturn’s investment portfolio except for changes that would reasonably be expected to reduce investment risk of Saturn’s investment portfolio, (D) hypothecate, enter into repurchase agreements with respect to, encumber or otherwise pledge assets in Saturn’s investment portfolio or (E) invest new surplus cash from operations in securities other than short term (average duration of no more than 6 months) liquid securities in accordance with past practice;

(x)       enter into material interest rate swaps, foreign exchange or commodity agreements and other similar hedging arrangements other than in the ordinary and usual course of business consistent with past practice for purposes of offsetting a bona fide exposure (including counterparty risk);

(xi)      (1) renew, extend, materially amend, terminate (other than as terminated in accordance with their terms) or cancel, or grant material waivers under, any Saturn Material Contract (including the Saturn Revolving Credit Facility and the Saturn Euronote Facility) or (2) other than with respect to any transaction or activity otherwise expressly permitted by this Section 5.1, enter into any other Contract that, if it had been entered into prior to the date hereof, would constitute a Saturn Material Contract;

(xii)     other than (1) pursuant to the Financing Arrangements pursuant to Section 6.10, (2) pursuant to Section 6.14 of this Agreement, or (3) as otherwise permitted under Section 5.1(xiv), incur any Indebtedness or issue any debt securities or warrants or other rights to acquire debt securities or Indebtedness of Saturn or any of its Subsidiaries or assume, guarantee or endorse, as an accommodation or otherwise, the obligations of any other Person for borrowed money, in each case in excess of $200 million in the aggregate, other than the issuance by Saturn of commercial paper or the borrowing by Saturn or its Subsidiaries under the Saturn Revolving

Credit Facility and its lines of credit facilities overseas, in each case, in the ordinary course of business;

(xiii)    prepay any long-term Indebtedness or change the terms or extend the maturity thereof, other than repayment of borrowings by Saturn and its Subsidiaries under the Saturn Revolving Credit Facility and its lines of credit facilities overseas;

(xiv)    make any loans, capital contributions to, or investments in, any Person, other than (A) cash management or investment portfolio activities in the ordinary course of business and consistent with Saturn’s obligations under Section 5.1(x), (B) in connection with a transaction permitted under Section 5.1(viii) or (ix), (C) in Saturn or its Subsidiaries, (D) as otherwise permitted by this Section 5.1 or (E) as listed on Section 5.1(xiv) of the Saturn Disclosure Letter;

(xv)     other than as reasonably necessary to maintain compliance with applicable laws, regulations or Saturn quality standards, (A) make capital expenditures in excess of $750 million in the aggregate during fiscal year 2009 (as contemplated by Saturn’s 2009 capital expenditure plan and budget, a copy of which 2009 capital expenditure plan and budget has been provided or made available to Mercury, the “2009 Plan”), (B) make capital expenditures in excess of $200 million in the aggregate during any quarter of 2010, or (C) undertake or enter into commitments in 2009 (or any quarter of 2010, as the case may be) that will require capital expenditures beyond 2009 (or such quarter of 2010, as the case may be) in excess of $25 million, in the aggregate, for any one capital project, whether or not contemplated by the 2009 Plan (it being understood that any excess over any threshold amount in this Section 5.1(xv) attributable solely to foreign exchange fluctuation shall not be deemed to violate this clause);

(xvi)    change its financial accounting policies or procedures in effect as of December 31, 2008, other than as required by Law or GAAP, or write up, write down or write off the book value of any material assets of Saturn and its Subsidiaries, other than (A) in the ordinary and usual course of business consistent with past practice or (B) as may be required by Law or GAAP;

(xvii)   other than matters set forth on Section 5.1(xvii) of the Saturn Disclosure Letter or other than matters involving Mercury, its Subsidiaries, affiliates or joint ventures, waive, release, assign, settle or compromise (A) any Proceeding, the resolution of which (x) would involve the payment by, on behalf of or to a third party for the benefit of Saturn or any of its Subsidiaries, whether or not covered or reimbursed by insurance, of an amount in excess of $250 million in the aggregate or (y) would involve the imposition of injunctive relief or other similar restraints on activity that would materially limit or restrict the business of (1) Saturn and its Subsidiaries, taken as whole, or (2) to the Knowledge of Saturn, the Saturn Merger Surviving Corporation and its Subsidiaries, taken as a whole following the Effective Time or (B) any patent infringement claim brought by Saturn or any of its Subsidiaries against a generic manufacturer if (i) such settlement involves a payment or any consideration other than as set forth in clause (ii) below from Saturn or any of its Subsidiaries to such generic manufacturer, unless Saturn receives the opinion of independent antitrust counsel that such settlement is not likely to result in an investigation by the DOJ or FTC, (ii) such settlement involves a diminution of patent term of greater than two (2) years, or (iii) it is not in substantial accordance with settlements previously reached with other defendants on such litigation;

(xviii)  adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, or recapitalization of the shares of Saturn;

(xix)    make or change any material Tax election (except in the ordinary course of business consistent with past practice), file any material amendment to a material Tax Return, settle or compromise any material Tax audit or enter into any material closing agreement, change any annual Tax accounting period, adopt or change any Tax accounting method, surrender any right to claim a material refund of Taxes or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to Saturn or its Subsidiaries;

(xx)     enter into, renew, extend, amend, grant a waiver under or terminate (other than terminations in accordance with their terms) any Affiliate Transaction;

(xxi)    enter into, modify, amend or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (i) impair the ability of Saturn to perform its obligations under this Agreement in any material respect or (ii) prevent or materially delay the consummation of the Mergers; or take any other action intended to or that would reasonably be expected to, individually or in the aggregate, impede, interfere with, prevent, or materially delay the consummation of the Mergers or the other transactions contemplated by this Agreement;

(xxii)   amend, modify, terminate, prepay, repay or satisfy any portion of the Intercompany Notes, except required interest payments pursuant to and in accordance with the terms of the Intercompany Notes or except in accordance with Section 6.14;

(xxiii)  enter into any Contract that would be a Saturn Material Contract under Section 3.8(a)(ii)(A); provided that for purposes of this clause (xxiii) the definition of such Saturn Material Contract shall not include the words “to the Knowledge of Saturn”; or

(xxiv)  authorize any of, or commit or agree to take any of, the foregoing actions.

5.2       Conduct of the Business of Mercury. Mercury covenants and agrees as to itself and its Subsidiaries that, from the date of this Agreement and continuing until the earlier of the Subsequent Effective Time and the termination of this Agreement, except as expressly permitted by this Agreement, as set forth in Section 5.2 of the Mercury Disclosure Letter, as required by Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Mercury or any of its Subsidiaries, or to the extent Saturn shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Mercury shall, and shall cause its Subsidiaries to, conduct their businesses in all material respects in the ordinary and usual course consistent with past practice, and, to the extent consistent therewith, Mercury and each of its Subsidiaries shall use their respective reasonable best efforts to (a) preserve its existing assets, (b) preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, clinical trial investigators and managers of its clinical trials and (c) comply in all material respects with applicable Laws. In addition, and without limiting the generality of the foregoing, from the date of this Agreement to the earlier of the Subsequent Effective Time and the termination of this Agreement, except as expressly permitted by this Agreement, as set forth in Section 5.2 of the Mercury Disclosure Letter, as required by Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Mercury or any of its Subsidiaries, or to the extent Saturn shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Mercury shall not (directly or indirectly), and shall cause each of its Subsidiaries not to (directly or indirectly):

(i)        propose or adopt any changes to the certificate of incorporation or bylaws (or other comparable governing documents) of Mercury that would be reasonably expected to prevent or materially delay or materially impede the consummation of the Mergers;

(ii)       make, declare, set aside, or pay any dividend or distribution on any shares of its capital stock or other Equity Interests, other than (A) dividends paid by a direct or indirect wholly owned Subsidiary of Mercury to its parent and (B) regular quarterly dividends declared and paid by Mercury in respect of the shares of Mercury Common Stock, in each case not to exceed $0.38 per share, consistent with past practice as to timing of declaration, record date and payment date;

(iii)      (A) adjust, split, combine or reclassify or otherwise amend the terms of the capital stock of Mercury or its other Equity Interests or (B) issue, grant, deliver, sell, repurchase, redeem, purchase, acquire, encumber, pledge, dispose of or otherwise transfer, directly or indirectly, any shares of capital stock of Mercury or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, or based on the value of, any shares of the capital stock of Mercury or its other Equity Interests, or offer to do the same, other than issuances of shares of Mercury Common Stock upon exercise of options and settlement of other equity awards of Mercury; provided, however, that awards under Mercury equity compensation plans may be granted in the ordinary course of business consistent with past practice to officers and employees of Mercury and its Subsidiaries;

(iv)      merge or consolidate Mercury with, or sell substantially all of its assets to, any Person or effect any share exchange involving any class of the capital stock of Mercury, other than any such transaction between or among direct or indirect Subsidiaries of Mercury;

(v)       enter into, modify, amend or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (i) impair the ability of Mercury to perform its obligations under this Agreement in any material respect or (ii) prevent or materially delay the consummation of the Mergers; or take any other action intended to or that would reasonably be expected to, individually or in the aggregate, impede, interfere with, prevent, or materially delay the consummation of the Mergers or the other transactions contemplated by this Agreement;

(vi)      adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution or recapitalization of the shares of Mercury; or

(vii)     authorize any of, or commit or agree to take any of, the foregoing actions.

5.3       No Control of Other Party’s Business. Nothing contained in this Agreement shall give Mercury, directly or indirectly, the right to control or direct Saturn’s or its Subsidiaries’ operations prior to the Subsequent Effective Time, and nothing contained in this Agreement shall give Saturn, directly or indirectly, the right to control or direct Mercury’s or its Subsidiaries’ operations prior to the Subsequent Effective Time. Prior to the Subsequent Effective Time, each of Saturn and Mercury shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1	Preparation of the Joint Proxy Statement and the Registration Statement.

(a)       As promptly as is reasonably practicable following the date of this Agreement, Saturn and Mercury shall cooperate in preparing, and prepare, (i) a joint proxy statement (together with any amendments thereof or supplements thereto, the “Joint Proxy Statement”) in order to seek the Saturn Shareholder Approval and the Mercury Shareholder Approval and (ii) a registration statement on Form S-4, which Saturn shall file with the SEC (together with all amendments thereto, the “Registration Statement”), and in which the Joint Proxy Statement will be included as a prospectus. The Registration Statement and the Joint Proxy Statement shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder and other applicable Law. Each of Saturn and Mercury also agrees to use reasonable best efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby. Each of Saturn and Mercury will use its reasonable best efforts to have the Registration Statement become effective and the Joint Proxy Statement cleared by the SEC as promptly as is practicable after such filing and keep the Registration Statement effective for so long as necessary to consummate the Mergers, and each of Saturn and Mercury shall use its respective reasonable best efforts to cause the Joint Proxy Statement to be mailed to the holders of Saturn Common Stock and the holders of Mercury Common Stock as promptly as practicable after the Registration Statement shall have become effective and the Joint Proxy Statement shall have been cleared by the SEC. Saturn shall also take any action required to be taken under any applicable state securities Laws in connection with the issuance of shares of Saturn Merger Surviving Corporation Common Stock in the Mergers and Mercury shall furnish all information concerning Mercury and the Mercury shareholders as may be reasonably requested by Saturn in connection with any such action.

(b)       No filing of, or amendment or supplement to, the Registration Statement will be made by Saturn, and no filing of or amendment or supplement to the Joint Proxy Statement will made by Mercury or Saturn, in each case without providing the other party a reasonable opportunity to review and comment thereon. Saturn and Mercury each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Joint Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Saturn Shareholder Meeting or the Mercury Shareholder Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. If at any time prior to the Subsequent Effective Time, any information relating to Saturn or Mercury, or any of their respective Affiliates, directors or officers, should be discovered by Saturn or Mercury which should be set forth in an amendment or supplement to either the Registration Statement or the Joint Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the shareholders of each of Saturn and Mercury. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement or the Registration Statement or for additional information and shall supply each other with (i) copies of all correspondence and a description of all material oral discussions between it or any of its respective Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Joint Proxy Statement, the Registration Statement or the Mergers and (ii) copies of all orders of the SEC relating to the Joint Proxy Statement or the Registration Statement.

6.2	Shareholders Meetings; Recommendations.

(a)       Mercury shall duly take all lawful actions to call, give notice of, convene and hold a meeting of its shareholders (the “Mercury Shareholder Meeting”) as soon as reasonably practicable following the date of this Agreement for the purpose of securing the Mercury Shareholder Approval. The Joint Proxy Statement shall (i) state that the Mercury Board has unanimously (x) approved this Agreement and the transactions contemplated hereby, (y) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Mercury and its shareholders, and (z) include the recommendation of the Mercury Board that the holders of the Mercury Common Stock vote to approve this Agreement (such recommendation described in this clause (z), the “Mercury Recommendation”) (except to the extent that Mercury effects a Change in the Mercury Recommendation in accordance with Section 6.4 of this Agreement) and (ii) include the written opinion of the Mercury Financial Advisor, that, as of the date of this Agreement, the Mercury Merger Consideration to be received by the holders of Mercury Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders. Mercury shall use all reasonable best efforts to solicit from shareholders of Mercury votes in favor of the Mercury Shareholder Approval. The Mercury Board shall not effect a Change in the Mercury Recommendation except pursuant to and solely as permitted by Section 6.4. Notwithstanding any Change in the Mercury Recommendation, unless this Agreement has been terminated pursuant to the terms hereof, this Agreement shall be submitted to the shareholders of Mercury at the Mercury Shareholder Meeting and nothing contained herein shall be deemed to relieve Mercury of such obligation. In addition to the foregoing, Mercury shall not submit to the vote of its shareholders any Acquisition Proposal other than the Mergers.

(b)        Saturn shall duly take all lawful actions to call, give notice of, convene and hold a meeting of its shareholders (the “Saturn Shareholder Meeting”) as soon as reasonably practicable following the date of this Agreement for the purpose of securing the Saturn Shareholder Approval. The Joint Proxy Statement shall (i) state that the Saturn Board has unanimously (x) approved this Agreement and the transactions contemplated hereby, including the Saturn Share Issuance, (y) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Saturn and its shareholders and (z) include the recommendation of the Saturn Board that the holders of Saturn Common Stock vote to approve this Agreement and the Saturn Share Issuance (such recommendation described in clause (z), the “Saturn Recommendation”) (except to the extent that Saturn effects a Change in the Saturn Recommendation in accordance with Section 6.4) and (ii) subject to the consent of the Saturn Financial Advisors, include the written opinions of the Saturn Financial Advisors, that as of the date of this Agreement, and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the Saturn Merger Consideration to be received by the holders (other than Mercury and any direct or indirect subsidiary of Mercury) of Saturn Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders. Saturn shall use all reasonable best efforts to solicit from shareholders of Saturn votes in favor of the Saturn Shareholder Approval. The Saturn Board shall not effect a Change in the Saturn Recommendation, except pursuant to and solely as permitted by Section 6.4. Notwithstanding any Change in the Saturn Recommendation, unless this Agreement has been terminated pursuant to the terms hereof, this Agreement shall be submitted to the shareholders of Saturn at the Saturn Shareholder Meeting and nothing contained herein shall be deemed to relieve Saturn of such obligation. In addition to the foregoing, Saturn shall not submit to the vote of its shareholders any Acquisition Proposal other than the Mergers.

(c)       Mercury and Saturn shall each use reasonable best efforts to cause the Mercury Shareholder Meeting and the Saturn Shareholder Meeting to be held on the same date and as soon as practicable after the date hereof.

6.3       Access to Information; Confidentiality. Subject to applicable Law, Saturn, Merger Sub 1 and Merger Sub 2, will provide and will cause Saturn’s Subsidiaries and its and their respective directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, and agents and other representatives (collectively, “Representatives”) to provide Mercury and its authorized Representatives, during normal business hours and upon reasonable advance notice access to the offices, employees, customers, suppliers, properties, books and records of Saturn, Merger Sub 1 and Merger Sub 2 (so long as such access does not unreasonably interfere with the operations of Saturn) as Mercury may reasonably request. Subject to applicable Law, Mercury will provide and will cause Mercury’s Subsidiaries and its and their respective Representatives to provide Saturn and its authorized Representatives, during normal business hours and upon reasonable advance notice, commercially reasonable access to the offices, employees, properties, books and records of Mercury (so long as such access does not unreasonably interfere with the operations of Mercury) as Saturn may reasonably request. With respect to any information disclosed pursuant to this

Section 6.3, each of the parties shall comply with, and shall cause each of its Representatives to comply with, all of its obligations under the confidentiality agreement, dated January 15, 2009, previously executed by Saturn and Mercury (the “Confidentiality Agreement”). No party shall be required to provide access to or disclose any information where such access or disclosure would jeopardize any attorney-client privilege of such party or any Subsidiary of such party or contravene any Contract, Law or Order (it being agreed that the parties shall use their respective reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

6.4	No Solicitation.
(a)	General Prohibitions.

(i)        Subject to Section 6.4(b)(i), Saturn shall not, nor shall it authorize or permit any of its Subsidiaries or any of its or their respective Representatives to, directly or indirectly, (A) solicit, initiate, encourage or knowingly facilitate, any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal for Saturn, (B) enter into or engage in any discussions or negotiations regarding, or that could reasonably be expected to lead to, any Acquisition Proposal for Saturn, furnish to any third party (or any Representative of any third party) any information (whether orally or in writing) in connection with, or in furtherance of, any Acquisition Proposal for Saturn, or afford access to the business, properties, assets, books or records of Saturn or any of its Subsidiaries, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any third party (or any Representative of any third party) that has made, is seeking to make or has informed Saturn of any intention to make, or has publicly announced an intention to make, an Acquisition Proposal for Saturn, (C) fail to make, withdraw, qualify, amend or modify or publicly propose to withdraw, qualify, amend or modify the Saturn Recommendation (it being understood that, subject to and without limitation of Section 6.4(g)(i), taking a neutral position or no position with respect to any Acquisition Proposal for Saturn shall be considered an amendment or modification), or recommend, adopt or approve, or publicly propose to recommend, adopt or approve, an Acquisition Proposal for Saturn, or take any action or make any statement inconsistent with the Saturn Recommendation (any of the foregoing in this clause (C), a “Change in the Saturn Recommendation”), (D) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including approving any transaction under, or a third party becoming an “interested stockholder” under, Section 14A of the NJBCA), or any restrictive provision of any applicable anti-takeover provision in Saturn’s articles of incorporation or bylaws, inapplicable to any transactions contemplated by an Acquisition Proposal for Saturn, (E) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other Contract or instrument constituting or relating to an Acquisition Proposal for Saturn (other than a confidentiality agreement of the type referred to in Section 6.4(b)(i)), or any Contract or agreement in principle compelling Saturn to abandon, terminate or breach any of its obligations hereunder, or fail to consummate the transactions contemplated hereby (any of the foregoing agreements in this clause (E), a “Saturn Acquisition Contract”), (F) enter into any confidentiality or similar agreement with any third party which prohibits Saturn from providing or making available to Mercury pursuant to Section 6.4(b)(i) any of the information to be provided to such third party in the time periods provided in Section 6.4(b)(i), (G) grant or permit any third party waiver or release under, or fail to enforce any provision of, any confidentiality, “standstill” or similar agreement with respect to any class of securities of Saturn or any of its Subsidiaries or (H) resolve, propose or agree to do any of the foregoing. Without limiting the foregoing, it is agreed that any violation of the restrictions on Saturn set forth in the preceding sentence by any Representative of Saturn or any of its Subsidiaries shall be a breach of this Section 6.4 by Saturn.

(ii)       Subject to Section 6.4(b)(ii), Mercury shall not, nor shall it authorize or permit any of its Subsidiaries or any of its or their respective Representatives to, directly or indirectly, (A) solicit, initiate, encourage or knowingly facilitate, any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal for Mercury, (B) enter into or engage in any discussions or negotiations regarding, or that could reasonably be expected to lead to, any Acquisition Proposal for Mercury, furnish to any third party (or any Representative of any third party) any information (whether orally or in writing) in connection with, or in furtherance of, any Acquisition Proposal for Mercury, or afford access to the business, properties, assets, books or records of Mercury or any of its Subsidiaries, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any third party (or any Representative of any third party) that has made, is seeking to make or has informed Mercury of any intention to make, or has publicly announced an intention to make, an Acquisition Proposal for Mercury, (C) fail to make, withdraw, qualify, amend or modify or publicly propose to withdraw, qualify, amend or modify the Mercury Recommendation (it being understood that, subject to and without limitation of Section 6.4(g)(ii), taking a neutral position or no position with respect to any Acquisition Proposal for Mercury shall be considered an amendment or modification), or recommend, adopt or approve, or publicly propose to recommend, adopt or approve, an Acquisition Proposal for Mercury, or take any action or make any statement inconsistent with the Mercury Recommendation (any of the foregoing in this clause (C), a “Change in the Mercury Recommendation”), (D) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including approving any transaction under, or a third party becoming an “interested stockholder” under, Section 14A of the NJBCA), or any restrictive provision of any applicable anti-takeover provision in Mercury’s articles of incorporation or bylaws, inapplicable to any transactions contemplated by an Acquisition Proposal, (E) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other Contract or instrument constituting or relating to an Acquisition Proposal for Mercury (other than a confidentiality agreement of the type referred to in Section 6.4(b)(ii), or any Contract or agreement in principle compelling Mercury to abandon, terminate or breach any of its obligations hereunder, or fail to consummate the transactions contemplated hereby (any of the foregoing agreements in this clause (E), a “Mercury Acquisition Contract”), (F) enter into any confidentiality or similar agreement with any third party which prohibits Mercury from providing or making available to Saturn pursuant to Section 6.4(b)(ii) any of the information to be provided to such third party in the time periods provided in Section 6.4(b)(ii), (G) grant or permit any third party any waiver or release under, or fail to enforce any provision of, any confidentiality, “standstill” or similar agreement with respect to any class of securities of Mercury or any of its Subsidiaries or (H)

resolve, propose or agree to do any of the foregoing. Without limiting the foregoing, it is agreed that any violation of the restrictions on Mercury set forth in the preceding sentence by any Representative of Mercury or any of its Subsidiaries shall be a breach of this Section 6.4 by Mercury.

(b)	Exceptions after Receipt of Certain Proposals.

(i)        Notwithstanding anything that may be to the contrary herein, at any time prior to obtaining the Saturn Shareholder Approval (and in no event after obtaining the Saturn Shareholder Approval), the Saturn Board, directly or indirectly through advisors, agents or other intermediaries, may, subject to compliance with Section 6.4(c)(i), (A) if there has been no material breach or failure to comply with Section 6.4(a)(i), engage in negotiations or discussions with any third party that the Saturn Board determines in good faith is credible and reasonably capable of consummating a Superior Proposal for Saturn, and that has made after the date of this Agreement a Superior Proposal for Saturn or a bona fide written Acquisition Proposal for Saturn that the Saturn Board determines in good faith (after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel) could reasonably lead to the receipt of a Superior Proposal for Saturn, (B) thereafter, furnish to such third party nonpublic information relating to Saturn or any of its Subsidiaries pursuant to a confidentiality agreement with terms no less materially favorable to Saturn than those contained in the Confidentiality Agreement and which contains a “standstill” or similar provision on terms no more materially favorable to such third party than the terms of any “standstill” or similar agreement, or provision in any agreement, applicable to Mercury with respect to Saturn; provided, that the terms of such “standstill” or similar provision may allow such third party to make Acquisition Proposals to Saturn in connection with the negotiations or discussions permitted by this Section 6.4(b)(1) (a copy of such confidentiality agreement shall, subject to Section 6.4(c)(i), be provided, promptly after its execution, and which copy and the terms and existence thereof shall be subject to the confidentiality obligations imposed on Mercury pursuant to the Confidentiality Agreement), provided, that, subject to Section 6.4(c)(i), all such nonpublic information (to the extent that such nonpublic information has not been previously provided or made available to Mercury) is provided or made available to Mercury, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such third party, and provided, further, that, if such Superior Proposal for Saturn or Acquisition Proposal for Saturn is made by a third party who or which, on the date hereof, is party to a confidentiality agreement with Saturn which would prohibit Saturn from complying with any of the terms of this Section 6.4(b)(i) or Section 6.4(c)(i) requiring the provision by Saturn of information, agreements or the documents to Mercury, then Saturn may take the actions described in clauses (A) and (B) of this Section 6.4(b)(i) only if such confidentiality agreement with such third party has been amended to (x) allow Saturn to fully comply with such terms of this Section 6.4(b)(i) and Section 6.4(c)(i) without violating such confidentiality agreement and (y) include, if not already included, a “standstill” or similar provision on terms no more materially favorable to such third party than the terms of any “standstill” or similar agreement, or provision in any agreement, applicable to Mercury with respect to Saturn; provided, that the terms of such “standstill” or similar provision may allow such third party to make Acquisition Proposals to Saturn in connection with the negotiations or discussions permitted by this Section 6.4, (C) in response to an Acquisition Proposal for Saturn received by Saturn after the date of this

Agreement that constitutes a Superior Proposal for Saturn or in response to an Intervening Event, and subject to compliance with Section 6.4(d)(i), make a Change in the Saturn Recommendation, and (D) subject to compliance with Section 6.4(d)(i), in response to an Acquisition Proposal which the Saturn Board determines in good faith, after considering advice from outside legal counsel to Saturn and Saturn’s financial advisor, constitutes a Superior Proposal, terminate this Agreement pursuant to Section 8.1(f) to enter into a definitive agreement with respect to such Superior Proposal; but in each case referred to in the foregoing clauses (A) through (D) only if the Saturn Board determines in good faith, after considering advice from outside legal counsel to Saturn, that its failure to take such action would likely constitute a breach of its fiduciary duties under applicable Law.

(ii)       Notwithstanding anything that may be to the contrary herein, at any time prior to obtaining the Mercury Shareholder Approval (and in no event after obtaining the Mercury Shareholder Approval), the Mercury Board, directly or indirectly through advisors, agents or other intermediaries, may, subject to compliance with Section 6.4(c)(ii), (A) if there has been no material breach or failure to comply with Section 6.4(a)(ii), engage in negotiations or discussions with any third party that the Mercury Board determines in good faith is credible and reasonably capable of consummating a Superior Proposal for Mercury, and that has made after the date of this Agreement a Superior Proposal for Mercury or a bona fide written Acquisition Proposal for Mercury that the Mercury Board determines in good faith (after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel) could reasonably lead to the receipt of a Superior Proposal for Mercury, (B) thereafter, furnish to such third party nonpublic information relating to Mercury or any of its Subsidiaries pursuant to a confidentiality agreement with terms no less materially favorable to Mercury than those contained in the Confidentiality Agreement and which contains a “standstill” or similar provision on terms no more materially favorable to such third party than the terms of any “standstill” or similar agreement, or provision in any agreement, applicable to Saturn with respect to Mercury; provided, that the terms of such “standstill” or similar provision may allow such third party to make Acquisition Proposals to Mercury in connection with the negotiations or discussions permitted by this Section 6.4(b)(ii) (a copy of such confidentiality agreement shall, subject to Section 6.4(c)(ii), be provided, promptly after its execution, and which copy and the terms and existence thereof shall be subject to the confidentiality obligations imposed on Mercury pursuant to the Confidentiality Agreement), provided, that, subject to Section 6.4(c)(ii), all such nonpublic information (to the extent that such nonpublic information has not been previously provided or made available to Saturn) is provided or made available to Saturn, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such third party), and provided, further, that, if such Superior Proposal for Mercury or Acquisition Proposal for Mercury is made by a third party who or which, on the date hereof, is party to a confidentiality agreement with Mercury which would prohibit Mercury from complying with any of the terms of this Section 6.4(b)(ii) or Section 6.4(c)(ii) requiring the provision by Mercury of information, agreements or the documents to Saturn, then Saturn may take the actions described in clauses (A) and (B) of this Section 6.4(b)(ii) only if such confidentiality agreement with such third party has been amended to (x) allow Mercury to fully comply with such terms of this Section 6.4(b)(ii) and Section 6.4(c)(ii) without violating such confidentiality agreement and (y) include, if not already included, a “standstill” or similar provision on terms no more materially favorable to such third party than the terms of any

“standstill” or similar agreement, or provision in any agreement applicable to Saturn with respect to Mercury; provided, that the terms of such “standstill” or similar provision may allow such third party to make Acquisition Proposals to Mercury in connection with the negotiations or discussions permitted by this Section 6.4 and (C) in response to an Acquisition Proposal for Mercury received by Mercury after the date of this Agreement that constitutes a Superior Proposal for Mercury or in response to an Intervening Event, and subject to compliance with Section 6.4(d)(ii), make a Change in the Mercury Recommendation, but in each case referred to in the foregoing clauses (A) through (C) only if the Mercury Board determines in good faith, after considering advice from outside legal counsel to Mercury, that its failure to take such action would likely constitute a breach of its fiduciary duties under applicable Law.

(c)	Required Notices.

(i)        Saturn shall not take any of the actions referred to in Section 6.4(b)(i) unless Saturn shall have delivered to Mercury one (1) Business Day’s prior written notice advising Mercury that it intends to take such action, and Saturn shall continue to advise Mercury after taking such action, on a reasonably current basis, of the status and terms of any discussions and negotiations with the third party. In addition, Saturn shall notify Mercury promptly (but in no event later than one (1) Business Day) after receipt by Saturn (or any of its Representatives) of any Acquisition Proposal for Saturn or of any request for information relating to Saturn or any of its Subsidiaries or for access to the business, properties, assets, books or records of Saturn or any of its Subsidiaries by any third party that, to the Knowledge of Saturn, is considering making, or has made, an Acquisition Proposal for Saturn, which notice shall be provided orally and in writing and shall identify the third party making, and the terms and conditions of, any such Acquisition Proposal for Saturn, indication or request (including any changes thereto). Saturn shall keep Mercury reasonably informed, on a reasonably current basis, of the status and details of any such Acquisition Proposal for Saturn, indication or request (including any changes thereto) and shall promptly (but in no event later than one (1) Business Day after receipt) provide to Mercury copies of all correspondence and written materials sent or provided to Saturn or any of its Subsidiaries that describe the material terms and conditions of any Acquisition Proposal for Saturn.

(ii)       Mercury shall not take any of the actions referred to in Section 6.4(b)(ii) unless Mercury shall have delivered to Saturn one (1) Business Day’s prior written notice advising Saturn that it intends to take such action, and Mercury shall continue to advise Saturn after taking such action, on a reasonably current basis, of the status and terms of any discussions and negotiations with the third party. In addition, Mercury shall notify Saturn promptly (but in no event later than one (1) Business Day) after receipt by Mercury (or any of its Representatives) of any Acquisition Proposal for Mercury or of any request for information relating to Mercury or any of its Subsidiaries or for access to the business, properties, assets, books or records of Mercury or any of its Subsidiaries by any third party that, to the Knowledge of Mercury, is considering making, or has made, an Acquisition Proposal for Mercury, which notice shall be provided orally and in writing and shall identify the third party making, and the terms and conditions of, any such Acquisition Proposal for Mercury, indication or request (including any changes thereto). Mercury shall keep Saturn reasonably informed, on a reasonably current basis, of the status and details of any such Acquisition Proposal for Mercury, indication or request (including any changes thereto) and shall promptly (but in no event later than one (1) Business Day after receipt) provide to Saturn copies of all correspondence and written materials sent or provided to Mercury or any of its Subsidiaries that describe the material terms and conditions of any Acquisition Proposal for Mercury.

(d)       Limitations on Ability to Change Recommendation or Terminate the Agreement.

(i)        Notwithstanding Section 6.4(b)(i), the Saturn Board shall not take any action described in clause (C) or (D) of Section 6.4(b)(i) unless (A) Saturn promptly notifies Mercury, in writing, at least three (3) Business Days before taking that action, of its intention to do so in response to an Acquisition Proposal for Saturn that constitutes a Superior Proposal for Saturn (in which case such notification shall have attached thereto the most current version of any proposed agreement or a detailed summary of the material terms of any such proposal and the identity of the offeror) or in respect to an Intervening Event (in which case such notification shall describe such Intervening Event and the reasons for the proposed Change in the Saturn Recommendation), (B) if requested by Mercury, during the three-Business-Day period, Saturn shall negotiate in good faith with Mercury with respect to any revised proposal from Mercury in respect of the terms of the transactions contemplated by this Agreement) and (C) if the Change in the Saturn Recommendation is in response to an Acquisition Proposal for Saturn that constitutes a Superior Proposal for Saturn, Mercury does not make, within such three-Business-Day period, an offer that is at least as favorable to the shareholders of Saturn, as determined by the Saturn Board in good faith (after considering the advice of a financial advisor of nationally recognized reputation), as such Superior Proposal (it being understood that Saturn shall not take any action described in clause (C) or (D) of Section 6.4(b)(i) during such three-Business-Day period, and that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from Saturn and an additional three-Business-Day period that satisfies this Section 6.4(d)(i)).

(ii)       Notwithstanding Section 6.4(b)(ii), the Mercury Board shall not take any action described in clause (C) of Section 6.4(b)(ii) unless (A) Mercury promptly notifies Saturn, in writing, at least three (3) Business Days before taking that action, of its intention to do so in response to an Acquisition Proposal for Mercury that constitutes a Superior Proposal for Mercury (in which case such notification shall have attached thereto the most current version of any proposed agreement or a detailed summary of the material terms of any such proposal and the identity of the offeror) or in respect to an Intervening Event (in which case such notification shall describe such Intervening Event and the reasons for the proposed Change in Mercury Recommendation), (B) if requested by Saturn, during the three-Business-Day period, Mercury shall negotiate in good faith with Saturn with respect to any revised proposal from Saturn in respect of the terms of the transactions contemplated by this Agreement) and (C) if the Change in Mercury Recommendation is in response to an Acquisition Proposal for Mercury that constitutes a Superior Proposal for Mercury, Saturn does not make, within such three-Business-Day period, an offer that is at least as favorable to the shareholders of Mercury, as determined by the Mercury Board in good faith (after considering the advice of a financial advisor of nationally recognized reputation), as such Superior Proposal (it being understood that Mercury shall not take any action described in clause (C) of Section 6.4(b)(ii) during such three-Business-Day period, and that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from Mercury and an additional three-Business-Day period that satisfies this Section 6.4(d)(ii)).

(e)       Definitions of Acquisition Proposal, Intervening Event and Superior Proposal. For purposes of this Agreement:

“Acquisition Proposal” means any offer or proposal by any third party concerning any (i) merger, consolidation, other business combination or similar transaction involving Saturn or Mercury, as applicable, or any of its Subsidiaries, pursuant to which such Person would own 15% or more of the consolidated assets, revenues or net income of Saturn or Mercury, as applicable, and its Subsidiaries, taken as a whole, (ii) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of Saturn or Mercury, as applicable, (including Equity Interests of any of its Subsidiaries) or any Subsidiary of Saturn or Mercury, as applicable, representing 15% or more of the consolidated assets, revenues or net income of Saturn or Mercury, as applicable, and its Subsidiaries, taken as a whole, (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing 15% or more of the voting power of Saturn or Mercury, as applicable, (iv) transaction or series of transactions in which any Person would acquire beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing 15% or more of the voting power of Saturn or Mercury, as applicable, or (v) any combination of the foregoing.

“Intervening Event” means, with respect to Saturn or Mercury, as applicable, a material Event that was not known or reasonably foreseeable to the Saturn Board or Mercury Board, as applicable, on the date of this Agreement, which Event becomes known to the Saturn Board or Mercury Board, as applicable, before the Saturn Shareholder Approval or Mercury Shareholder Approval, as applicable; provided, that (i) in no event shall any action taken by either party pursuant to and in compliance with the affirmative covenants set forth in Section 6.5 of this Agreement, and the consequences of any such action, constitute an Intervening Event, (ii) in no event shall the receipt, existence of or terms of an Acquisition Proposal for a party or any inquiry relating thereto or the consequences thereof constitute an Intervening Event with respect to such party and (iii) in no event shall any Event or Events that has or have an adverse effect on the business, financial condition, assets, liabilities, results of operations, or the market price of the securities of, a party or any of its Subsidiaries constitute an Intervening Event with respect to the other party unless such Event or Events has had or would reasonably be expected to have a Saturn Material Adverse Effect (if such other party is Mercury) or a Mercury Material Adverse Effect (if such other party is Saturn).

“Superior Proposal” means, with respect to Saturn or Mercury, as applicable, a bona fide written Acquisition Proposal for such party, on its most recently amended or modified terms, if amended or modified (except that references in the definition of “Acquisition Proposal” to “15%” shall be replaced by 50%) made by a third party, which with respect to an Acquisition Proposal for Saturn, if financing is required, such third party shall have entered into binding agreements with its financing sources which commit such third party’s financing sources to materially the same extent as Mercury’s financing sources are committed pursuant to the

Commitment Letter and which with respect to an Acquisition Proposal for Mercury, if financing is required, such third party shall have entered into binding commitments for such financing, and that the Saturn Board or the Mercury Board, as applicable, determines in its good faith business judgment (after consultation with Saturn’s or Mercury’s, as applicable, financial advisor and outside legal counsel) to be (i) more favorable to Saturn’s or Mercury’s shareholders, as applicable, from a financial point of view than the Mergers (taking into account all of the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Mercury or Saturn, as applicable, in response to such offer or otherwise)) and relevant legal, financial and regulatory aspects of the proposal, the identity of the third party making such proposal and the conditions for completion of such proposal and (ii) reasonably expected to be consummated, taking into account the financial, legal, regulatory and other aspects of such proposal.

(f)	Obligation to Terminate Existing Discussions.

(i)        Saturn shall, and shall cause its Subsidiaries and its and their respective Representatives to, cease immediately and cause to be terminated any and all existing soliciting activities, discussions or negotiations and access to nonpublic information, if any, with, to or by any third party conducted prior to the date hereof with respect to any Acquisition Proposal for Saturn. Saturn shall promptly request that each third party, if any, in possession of Confidential Information about Saturn or any of its Subsidiaries that was furnished by or on behalf of Saturn or any of its Subsidiaries in connection with its consideration of any potential Acquisition Proposal for Saturn return or destroy all Confidential Information heretofore furnished to such third party.

(ii)       Mercury shall, and shall cause its Subsidiaries and its and their respective Representatives to, cease immediately and cause to be terminated any and all existing soliciting activities, discussions or negotiations and access to nonpublic information, if any, with, to or by any third party conducted prior to the date hereof with respect to any Acquisition Proposal for Mercury. Mercury shall promptly request that each third party, if any, in possession of Confidential Information about Mercury or any of its Subsidiaries that was furnished by or on behalf of Mercury or any of its Subsidiaries in connection with its consideration of any potential Acquisition Proposal for Mercury return or destroy all Confidential Information heretofore furnished to such third party.

(g)	Certain Exceptions.

(i)        Nothing in this Section 6.4 shall prohibit the Saturn Board from (A) taking and disclosing to Saturn’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, or (B) making any disclosure to Saturn’s shareholders if the Saturn Board determines, after consultation with outside counsel, that failure to so disclose such position would be reasonably likely to give rise to a violation of applicable Law; provided, however, that any such disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act other than (x) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, (y) an express rejection of an applicable Acquisition Proposal or (z) an express reaffirmation of its Saturn

Recommendation, shall be deemed a Change in the Saturn Recommendation. In addition, it is understood and agreed that, for purposes of this Agreement (including this Article VI), a factually and materially accurate public statement by Saturn that describes Saturn’s receipt of an Acquisition Proposal for Saturn and the operation of this Agreement with respect thereto shall not be deemed a Change in the Saturn Recommendation if Saturn affirmatively reaffirms in such disclosure the Saturn Recommendation.

(ii)       Nothing in this Section 6.4 shall prohibit the Mercury Board from (A) taking and disclosing to Mercury’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, or (B) making any disclosure to Mercury’s shareholders if the Mercury Board determines, after consultation with outside counsel, that failure to so disclose such position would be reasonably likely to give rise to a violation of applicable Law; provided, however, that any such disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act, other than (x) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, (y) an express rejection of an applicable Acquisition Proposal or (z) an express reaffirmation of its Mercury Recommendation, shall be deemed a Change in the Mercury Recommendation. In addition, it is understood and agreed that, for purposes of this Agreement (including this Article VI), a factually and materially accurate public statement by Mercury that describes Mercury’s receipt of an Acquisition Proposal for Mercury and the operation of this Agreement with respect thereto shall not be deemed a Change in the Mercury Recommendation if Mercury affirmatively reaffirms in such disclosure the Mercury Recommendation.

6.5	Efforts to Consummate; Notification.

(a)       Subject to the terms and conditions of this Agreement, each of Mercury and Saturn will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Mergers and the other transactions contemplated by this Agreement including using reasonable best efforts to (i) cause the conditions precedent set forth in Article VII to be satisfied, (ii) obtain all necessary waivers, consents, approvals, permits, Orders or authorizations (including the expiration or termination of any waiting periods) from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and take all steps as may be necessary to avoid, or to have terminated, if begun, any Proceeding by any Governmental Entity, (iii) obtain all necessary waivers, consents, approvals, permits, Orders or authorizations from third parties, (iv) defend any investigations or Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to avoid the entry of, or to have reversed, terminated, lifted or vacated, any stay, temporary restraining order or other injunctive relief or Order entered by any Governmental Entity which could prevent or delay the Mergers or the consummation of the transactions contemplated hereby and (v) execute and deliver additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In furtherance and not in limitation of the foregoing, Mercury and Saturn agree not to extend any waiting period under HSR Act or enter into any agreement with any Governmental

Entity not to consummate the transaction contemplated by this Agreement, except with the prior written consent of the other party not to be unreasonably withheld or delayed.

(b)       In furtherance and not in limitation of the foregoing, Mercury and where applicable, Saturn shall (i) make or cause to be made the registrations, declarations and filings required of such party under the HSR Act, the EC Merger Regulation and any other Antitrust Laws listed in Section 7.1(b) of the Mercury Disclosure Letter with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable and advisable after the date of this Agreement (and, in the case of any filings required under the HSR Act, in no event later than 30 Business Days from the execution of this Agreement), (ii) furnish to the other party as promptly as reasonably practicable all information required for any application or other filing to be made by the other party pursuant to any applicable Law in connection with the transactions contemplated by this Agreement, (iii) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by, the Antitrust Division of the U.S. Department of Justice (the “DOJ”), the Federal Trade Commission (“FTC”), the European Commission (“EC”) or by any other Governmental Entity in respect of such registrations, declarations and filings or such transactions, (iv) promptly notify the other party of any material communication between that party and the FTC, the DOJ, the EC or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby (including, without limitation, any communication relating to the antitrust merits, any potential remedies, commitments or undertakings, the timing of any waivers, consents, approvals, Permits, Orders or authorizations (including the expiration or termination of any waiting periods), or any agreement regarding the timing of consummation of the Mergers), (v) subject to applicable Law, discuss with and permit the other party (and its counsel) to review in advance, and consider in good faith the other party’s reasonable comments in connection with, any proposed filing or communication to the FTC, the DOJ, the EC or any other Governmental Entity or, in connection with any proceeding by a private party to any other Person, relating to any Antitrust Law or any investigation or other Proceeding pursuant to any Antitrust Law in connection with the Mergers or the other transactions contemplated by this Agreement, (vi) not participate or agree to participate in any substantive meeting, telephone call or discussion (including, without limitation, any meeting, telephone call or discussion relating to the antitrust merits, any potential remedies, commitments or undertakings, the timing of any waivers, consents, approvals, Permits, Orders or authorizations (including the expiration or termination of any waiting periods), and any agreement regarding the timing of consummation of the Mergers) with the FTC, the DOJ, the EC or any other Governmental Entity in respect of any filings, investigation or inquiry relating to any Antitrust Law or any investigation or other Proceeding pursuant to any Antitrust Law in connection with this Agreement or the Mergers unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate in such meeting, telephone call or discussion, (vii) furnish the other party promptly with copies of all correspondence, filings and communications relating to any Antitrust Law or any investigation or other Proceeding pursuant to any Antitrust Law between them and their Affiliates and their respective Representatives on the one hand, and the FTC, the DOJ, the EC or any other Governmental Entity or members of their respective staffs on the other hand, with respect to this Agreement and the Mergers and (viii) act in good faith and reasonably cooperate with the other party in connection with any such registrations, declarations and filings and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Entity under the HSR Act or any other Antitrust Law with respect to any such registration, declaration and filing or any such transaction. Mercury and Saturn may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.5(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Mercury or Saturn, as the case may be) or its legal counsel. Notwithstanding anything to the contrary in this Section 6.5(b), materials provided to the other party or its outside counsel may be redacted to remove references concerning the valuation of Saturn and its Subsidiaries.

(c)       Nothing in this Agreement shall require Mercury or any of its Subsidiaries to agree to or take any action that would result in, or be reasonably likely to result in, any Burdensome Condition. For purposes of this Agreement, a “Burdensome Condition” shall mean making proposals, offering remedies, commitments or undertakings, executing or carrying out agreements (including consent decrees) or submitting to Laws or Orders (i) providing for the license, sale, divestiture or other disposition or holding separate (through the establishment of trust or otherwise) of any capital stock or other Equity Interests of a Subsidiary of Saturn or Mercury, business, assets, categories of assets, or products of Mercury, Saturn or their respective Subsidiaries or the holding separate of the capital stock or other Equity Interests of a Subsidiary of Saturn or Mercury or (ii) otherwise imposing or seeking to impose any limitation on Mercury, Saturn or any of their respective Subsidiaries’ freedom of action with respect to, or their ability to retain, any of the businesses, assets, categories of assets, or products of Mercury, Saturn, the Saturn Merger Surviving Corporation or any of their respective Subsidiaries (any matter referenced in the foregoing clause (i) or (ii) being a “Regulatory Divestiture”) that, in the case of clause (i) and/or (ii), individually or in the aggregate would result in, or be reasonably likely to result in, in the one year loss of net sales revenues (as measured by 2008 net sales revenues) in excess of $1,000,000,000, but excluding any loss of net sales revenues related to the license, sale, divestiture or other disposition or holding separate (through the establishment of trust or otherwise) of any capital stock or other Equity Interests or any business, assets, categories of assets, or products listed in Section 6.5(c) of the Mercury Disclosure Letter. For purposes of calculating the loss of net sales revenue in the preceding sentence, (x) the least amount of lost revenues (as measured by 2008 net sales revenue) as may be required to obtain all necessary waivers, consents, approvals, permits, Orders or authorizations from any Governmental Entity necessary to consummate the Mergers and the other transactions contemplated by this Agreement, or to avoid entry of, or to effect the dissolution of, any Order, shall be used in the event that Mercury elects to offer any license, sale, divestiture or other disposition, holding separate, or limitation on freedom of action that would result in a higher loss of net sales revenue (as measured by net 2008 sales revenue) than reasonably required to achieve such result and (y) lost net sales revenue attributable to the license, sale, divestiture or other disposition or holding separate (through the establishment of trust or otherwise) of any capital stock or other Equity Interests( or any business, assets, categories of assets, or products, as applicable) of an entity the financial results of which were reported on the consolidated financial statements of Mercury or

Saturn included in the Mercury Form 10-K or the Saturn Form 10-K, as the case may be, using the equity method of accounting shall be calculated by (1) multiplying the net 2008 sales revenue of such entity (or of such business, assets, categories of assets or products of such entity, as applicable), by (2) the percentage of the total outstanding capital stock or other Equity Interests of such entity to be licensed, sold, divested or otherwise disposed or held separate by Mercury or Saturn or any of their respective Subsidiary, as the case may be (or in the case of the license, sale, divestiture or other disposition or holding separate of any business, assets, categories of assets or products, as applicable, of such entity, the percentage of the total outstanding capital stock or other Equity Interests of such entity to be held by Mercury or Saturn or any of their respective Subsidiaries, as the case may be). Saturn agrees that it (A) shall not publicly, or before any Governmental Entity or third party, offer, suggest, propose or negotiate, and shall not commit to, or enter into, consent to or acquiesce to any Regulatory Divestiture without the prior written consent of Mercury, which may be withheld in the sole discretion of Mercury and (B) shall commit to, enter into, consent to or acquiesce to any Regulatory Divestitures as directed by Mercury. Notwithstanding anything contained in this Agreement, neither Mercury nor Saturn shall be required by this Section 6.5 to commit to, enter into, consent to, or acquiesce to any Regulatory Divestiture that is not conditioned on the consummation of the Mergers.

6.6       Certain Notices. From and after the date of this Agreement until the earlier to occur of (a) the Closing Date and (b) the termination of this Agreement pursuant to Section 8.1, each of Saturn and Mercury shall promptly notify the other party of (i) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of the other party to effect the Mergers and the other transactions contemplated by this Agreement not to be satisfied, or (ii) the failure of Saturn or Mercury, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement that would reasonably be expected to result in any condition to the obligations of the other party to effect the Mergers and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.6 shall not cure the inaccuracy of any representation or warranty, the failure to comply with any covenant, the failure to meet any condition or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

6.7       Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed upon by Mercury and Saturn. Thereafter, Mercury and Saturn shall consult with and obtain the approval of the other party (such approval not to be unreasonably withheld or delayed) before issuing any other press release or other public announcement with respect to the Mergers or this Agreement and shall not issue any such other press release prior to such consultation and approval, except as may be required by applicable Law or any listing agreement related to the trading of the shares of either party on any securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use reasonable best efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement; provided, however, that each of Mercury and Saturn may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Mercury and Saturn and do not reveal material, nonpublic information regarding the other party.

6.8	Indemnification of Directors and Officers.

(a)       From and after the Subsequent Effective Time, the Saturn Merger Surviving Corporation shall indemnify and hold harmless (and advance funds in respect of each of the foregoing), in the same manner as provided by Saturn immediately prior to the date of this Agreement, each present and former director, officer and employee of Saturn and its Subsidiaries (in all of their capacities) and all fiduciaries under any Saturn Plan, including any person who becomes a director, officer or employee or fiduciary under any Saturn Plan prior to the Subsequent Effective Time (collectively, the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such Indemnified Party is or was a director, officer, employee or fiduciary of Saturn or any of its Subsidiaries or a fiduciary under any Saturn Plan or is or was serving at the request of Saturn or any of its Subsidiaries as a director, officer or employee of any other corporation, limited liability company, partnership, joint venture, trust or other business or non-profit enterprise (including any employee benefit plan), whether asserted or claimed prior to, at or after the Subsequent Effective Time (including with respect to acts or omissions by directors or officers of Saturn or its Subsidiaries in their capacities as such arising in connection with the transactions contemplated by this Agreement), and shall provide advancement of expenses to the Indemnified Parties, in all such cases to the same extent that such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Saturn pursuant to Saturn’s certificate of incorporation, bylaws and indemnification agreements, if any, or by any one of Saturn’s Subsidiaries pursuant to such Subsidiary’s certificate of incorporation, bylaws and indemnification agreements of any Subsidiary of Saturn, if any, in existence on the date of this Agreement.

(b)       For six (6) years after the Subsequent Effective Time, the Saturn Merger Surviving Corporation shall maintain in effect for the benefit of the Indemnified Parties an insurance and indemnification policy with an insurer with the same or better credit rating as the current carrier for Saturn that provides coverage for acts or omissions occurring prior to the Subsequent Effective Time (the “D&O Insurance”) covering each such person covered by the officers’ and directors’ liability insurance policy of Saturn on terms with respect to coverage and in amounts no less favorable than those of Saturn’s directors’ and officers’ insurance policy in effect on the date of this Agreement; provided, however, that the Saturn Merger Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 250% of the annual premium currently paid by Saturn for such coverage; and provided, further, that if any annual premium for such insurance coverage exceeds 250% of such annual premium, the Saturn Merger Surviving Corporation shall obtain as much coverage as reasonably practicable for a cost not exceeding such amount. Saturn Merger Surviving Corporation’s obligations under this Section 6.8(b) may be satisfied by Mercury, or, with the approval, such approval not to be unreasonably withheld, of Mercury, Saturn, purchasing a “tail” policy from an insurer with substantially the same or better credit rating as the current carrier for Saturn’s existing directors’ and officers’ insurance policy, which (i) has an effective term of six (6) years from the Subsequent Effective Time, (ii) covers each person covered by Saturn’s directors’ and officers’ insurance policy in effect on the date of this Agreement or at the Subsequent Effective Time for actions and omissions occurring prior to the Subsequent Effective Time, and (iii) contains terms that are no less favorable than those of Saturn’s directors’ and officers’ insurance policy in effect on the date of this Agreement. If such “tail” policy has been obtained by Saturn prior to the Initial Effective Time, the Saturn Merger Surviving Corporation shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Saturn Merger Surviving Corporation.

(c)       The Saturn Merger Surviving Corporation shall maintain in effect for six (6) years after the Subsequent Effective Time in the Saturn Merger Surviving Corporation’s (or any successor’s) certificate of incorporation and bylaws provisions with respect to indemnification, exculpation and advancement of expenses that are at least as favorable to the intended beneficiaries as those contained in the Saturn Merger Surviving Corporation’s certificate of incorporation and bylaws as in effect as of the Initial Effective Time or in any indemnification agreements of Saturn or its Subsidiaries with any of their respective directors, officers or employees as in effect immediately prior to the Initial Effective Time; provided, however, that all rights to indemnification in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the disposition of such Proceeding or resolution of such claim.

(d)       The provisions of this Section 6.8 are (i) intended to be for the benefit of, and will be enforceable by, each Indemnified Party and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise. The Saturn Merger Surviving Corporation shall pay all reasonable out-of-pocket expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity obligations provided in this Section 6.8 unless it is ultimately determined that such Indemnified Party is not entitled to such indemnity.

(e)       If the Saturn Merger Surviving Corporation, or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of the Saturn Merger Surviving Corporation honor the indemnification obligations set forth in this Section 6.8.

6.9	Employee Benefits.

(a)       For a period from and after the Initial Effective Time through December 31, 2010, (the “Benefits Continuation Period”), the Saturn Merger Surviving Corporation shall provide, or shall cause to be provided, to each employee who is an employee of Saturn or any of its Subsidiaries at the Initial Effective Time (“Saturn Employees”) (i) annual base salary no less than the annual base salary as in effect for such Saturn Employee as of the Initial Effective Time; and (ii) other compensation and employee benefits that are no less favorable, in the aggregate, than the other compensation and employee benefits that are provided to Saturn Employees immediately prior to the Initial Effective Time; provided, however, that (x) for purposes of determining “other compensation and employee benefits” required to be provided pursuant to clause (ii) above, change in control or transaction-based retention, transition, stay or similar bonus arrangements shall be excluded, (y) so long as the Saturn Merger Surviving Corporation complies with the provisions of Section 6.9(g) as may be applicable to a given Saturn Employee, Saturn Merger Surviving Corporation shall be deemed to have satisfied the portion of the covenant contained in clause (ii) above with respect to any obligation to provide severance payments and benefits to such Saturn Employee as may otherwise be required to be provided hereunder, and (z) so long as the Saturn Merger Surviving Corporation complies with the provisions of Section 6.9(d) and (e), as may be applicable to a given Saturn Employee, Saturn Merger Surviving Corporation shall be deemed to have satisfied the portion of the covenant contained in clause (ii) above with respect to any obligation to provide short-term incentive compensation and equity compensation, as applicable, to such Saturn Employee as may otherwise be required to be provided hereunder for the period during which Saturn Merger Surviving Corporation has complied with such provisions. The preceding sentence shall not preclude the Saturn Merger Surviving Corporation or its Subsidiaries at any time following the Initial Effective Time from terminating the employment of any Saturn Employee for any reason (or for no reason). Notwithstanding anything to the contrary, with respect to Saturn Employees who are subject to collective bargaining agreements, compensation and benefits shall be provided in accordance with the applicable collective bargaining agreements. Notwithstanding anything to the contrary, with respect to any Saturn Employees who became Saturn Employees as a result of an acquisition by Saturn (“Acquired Saturn Employees”) and whose compensation and benefits have not been fully integrated into Saturn Plans as of the Initial Effective Time, such Acquired Saturn Employees’ compensation and benefits shall continue to be integrated into the applicable Saturn Plan following the Initial Effective Time; provided however that at such time as the integration is complete, such Acquired Saturn Employee’s compensation and benefits shall be continued as described in the first sentence of this Section 6.9(a). From and after the Initial Effective Time, the Saturn Merger Surviving Corporation shall honor all Saturn Plans, Saturn Employment Agreements and Saturn Foreign Plans and compensation arrangements and agreements in accordance with their terms as in effect immediately before the Initial Effective Time, including without limitation the Shining Performance Program.

(b)       Each Saturn Employee employed in the United States (a “US Employee”) whose employment is terminated during the Benefits Continuation Period under circumstances entitling the US Employee to severance benefits under the applicable plan, program, policy, agreement or arrangement providing severance benefits to such US Employee will receive additional age and service credit under the qualified and non-qualified pension and retirement plans and post-retirement health and welfare plans as if such US Employee had remained employed through the Benefits Continuation Period for purposes of determining whether the US Employee has achieved the following age or number of years of service, as applicable, for the following purposes (but not for purposes of benefit accrual): (u) Age 50: eligibility for post-retirement health coverage; (v) Age 55: portability and continued company paid premiums for retiree life insurance (the “Life Insurance Benefit”), subject to achievement of 5 years of service; (w) Age 60: the 35 percent minimum benefit under the supplemental executive retirement plan (the “SERP Minimum Benefit”), subject to achievement of 10 years of service, and elimination of the reduction for early retirement under the qualified pension plan (the “Qualified Plan Benefit”), subject to achievement of 40 years of service; (x) 5 years of Service: the Life

Insurance Benefit, subject to attainment of age 55, and vesting in the qualified pension plan; (y) 10 years of service: the SERP Minimum Benefit, subject to attainment of age 60; and (z) 40 years of Service: the Qualified Plan Benefit, subject to attainment of age 60. Saturn may amend the qualified and non-qualified pension and retirement plans and post-retirement health and welfare plans in which US Employees participate to reflect and effectuate the foregoing. Such additional age and service credit shall not be provided for purposes of determining pension benefits for any US Employee who actually receives additional age and service credit with respect to such pension benefits under a Saturn Employment Agreement upon a qualifying termination of employment under such agreement, other than the two executives identified on Section 6.9(b) of the Saturn Disclosure Letter.

(c)       Each Saturn Employee who is a “Chief Financial Officer” or “General Manager” of an entity based outside of the United States whose employment is terminated during the two-year period commencing on the Initial Effective Time under circumstances entitling such Saturn Employee to severance benefits under such applicable plan, program, policy, agreement or arrangement providing severance benefits to such Saturn Employee as of the date hereof shall, notwithstanding anything to the contrary in such plan, program, policy, agreement or arrangement, be entitled to a minimum cash severance benefit of two times the sum of such Saturn Employee’s target annual bonus and base salary. Saturn may enter into amendments of such plans, programs, policies, agreements or arrangements to effectuate the foregoing. For the avoidance of any doubt, all cash severance benefits payable under such applicable plan, program, policy, agreement or arrangement, including but not limited to any statutory termination benefits provided pursuant to Law in the applicable local jurisdiction, shall be counted as part of the determination of whether the minimum cash severance benefit of two times the sum of such Saturn Employee’s target annual bonus and base salary has been satisfied.

(d)       Saturn may set and pay short-term incentive bonuses in the ordinary course of business consistent in all material respects with past practice, provided that, with respect to performance year 2009, (i) if the Initial Effective Time occurs after the end of any short-term performance period and prior to the time that short-term incentive bonuses for such period would be paid in the ordinary course of business consistent in all material respects with past practice, Saturn shall pay, immediately prior to the Initial Effective Time, to each person who is a participant in a short-term incentive program immediately prior to the Initial Effective Time (a “Bonus Plan Participant”) a bonus with respect to such performance period based on actual performance for the performance period, provided to the extent that actual results are not yet available for such period or any portion thereof, such bonus shall be based on actual performance for the period for which such results are available and a good faith estimate of actual performance for the remainder of such period and (ii) if the Initial Effective Time occurs during the 2009 calendar year, Saturn Merger Surviving Corporation will pay a full year bonus to each Bonus Plan Participant who is an employee of Saturn Merger Surviving Corporation as of December 31, 2009 based on performance measured through the latest date prior to the Initial Effective Time through which performance against metrics established by Saturn prior to the date hereof can be measured as of the Initial Effective Time, such bonus to be paid no later than March 15, 2010; provided, however that each Bonus Plan Participants whose employment terminates during 2009 and who satisfies the eligibility requirements to receive separation pay under the separation benefits plan applicable to him or her (including, where applicable, signing a valid release of claims) shall receive a pro rata portion of his/her 2009 target bonus based on the number of full days such Bonus Plan Participant was employed by Saturn or Saturn Merger Surviving Corporation or their respective Subsidiaries in 2009. Notwithstanding the foregoing, nothing herein shall adversely affect the right of any participant in a short-term incentive bonus program to receive short term incentive bonus payments upon a termination of employment under the terms of the applicable short-term incentive bonus program.

(e)       In the event that the Initial Effective Time occurs on or after January 1, 2010, each Bonus Plan Participant shall be paid, at the same time as bonuses are paid for performance year 2010 to Saturn Employees under the plan of the Saturn Merger Surviving Corporation, a pro rata portion of his/her 2010 target bonus based on the number of days such Bonus Plan Participant was employed by Saturn or its Subsidiaries in 2010 through the Initial Effective Time. Beginning January 1, 2010 or if the Initial Effective Time occurs on or after January 1, 2010, beginning immediately following the Initial Effective Time, Saturn Employees shall be eligible to participate in any short-term incentive award plans of the Saturn Merger Surviving Corporation and its Subsidiaries to the same extent and on the same terms and conditions as similarly situated employees of the Saturn Merger Surviving Corporation and its Subsidiaries who were not Saturn Employees, provided that, in addition to the amounts described in the first sentence of this Section 6.9(e), the amount of the 2010 bonus payable to such Saturn Employees in respect of the portion of 2010 occurring after the Initial Effective Time under the short term incentive award plans of the Saturn Merger Surviving Corporation or its Subsidiaries shall be pro-rated for the portion of 2010 occurring after the Initial Effective Time. Notwithstanding the foregoing, with respect to performance year 2010, Saturn Merger Surviving Corporation will pay a pro rata portion of the target bonus for performance year 2010 to participants who were Saturn Employees as of the Initial Effective Time whose employment terminates during 2010 who satisfy the eligibility requirements to receive separation pay under the separation benefits plan applicable to them (including, where applicable, signing a valid release of claims) which pro rata portion shall be based on the number of days the Saturn Employee was employed by Saturn or Saturn Merger Surviving Corporation or their respective Subsidiaries in 2010. Beginning January 1, 2010, Saturn Employees shall be eligible to participate in any equity compensation plans of the Saturn merger Surviving Corporation to the same extent and on the same terms and conditions as similarly situated employees of the Saturn Merger Surviving Corporation and its Subsidiaries (or of Mercury and its Subsidiaries to the extent that awards are granted in 2010 prior to the Initial Effective Time) who were not Saturn Employees, provided, that in the event that the Initial Effective Time occurs after the date on which equity compensation grants are made to employees of Mercury generally, Saturn Employees shall nonetheless receive a grant of equity compensation awards in 2010 from Saturn Merger Surviving Corporation as soon as practicable following the Initial Effective Time to the same extent and on the same terms and conditions as similarly situated employees of the Saturn Merger Surviving Corporation and its Subsidiaries who were not Saturn Employees.

(f)        Following the Initial Effective Time, the Saturn Merger Surviving Corporation shall treat former employees of Saturn and its Subsidiaries who, as of the Initial Effective Time, are eligible to receive post-retirement health benefits under the applicable Saturn Plans, no less favorably than similarly situated former employees of the Saturn Merger Surviving

Corporation and its Subsidiaries who are not Saturn Employees with respect to post-retirement health benefits.

(g)       For the period required under the terms of Saturn’s Severance Benefit Plan (the “Saturn Severance Plan”), but in no event for shorter than the Benefits Continuation Period, the Saturn Merger Surviving Corporation shall (i) maintain the Saturn Severance Plan for the purpose of providing any severance payments to Saturn Employees and (ii) provide the severance payments and benefits required thereunder in accordance with the terms of the Saturn Severance Plan to any Saturn Employee who is a participant in the Saturn Severance Plan immediately prior to the Initial Effective Time whose employment is terminated during the Benefits Continuation Period.

(h)       Prior to the Initial Effective Time, Saturn may establish a retention bonus pool not to exceed 90 million dollars to provide cash retention arrangements equal to no more than one times the sum of the applicable Saturn Employee’s base pay and target bonus to certain Saturn Employees other than (i) Saturn Employees with a Saturn Employment Agreements providing severance pay of at least two times the sum of base pay and target bonus, (ii) Saturn Employees employed outside the U.S. who are eligible to receive guaranteed minimum severance in accordance with Section 6.9(c), and (iii) Saturn Employees who are otherwise eligible for separation pay equal to at least two times the sum of base pay and target bonus under the Saturn Severance Plan; provided, however, that Saturn may provide to the Saturn Employees described in clauses (i) and (iii) above, a cash retention arrangement of up to their annual target bonus not to exceed 100% of base pay. The terms of the retention arrangements provided to Saturn Employees under this paragraph shall provide that no retention bonuses will be paid to such Saturn Employees whose employment terminates for any reason prior to the six (6) month anniversary of the Initial Effective Time other than due to termination by the Saturn Merger Surviving Corporation other than for cause.

(i)        Mercury and the Saturn Merger Surviving Corporation hereby agree to the matter set forth on Section 6.9(i) of the Saturn Disclosure Schedule.

(j)        For all purposes (including for purposes of vesting, eligibility to participate, and benefit accrual) under the Mercury Plans providing benefits to any Saturn Employees after the Initial Effective Time or any plan adopted by the Saturn Merger Surviving Corporation or any of its Subsidiaries after the Initial Effective Time (the “New Plans”), each Saturn Employee shall, subject to applicable Law and applicable tax qualification requirements, be credited with his or her years of service with Saturn and its Subsidiaries and their respective predecessors before the Initial Effective Time, to the same extent as such Saturn Employee was entitled, before the Initial Effective Time, to credit for such service under any similar employee benefit plan of Saturn or any of its Subsidiaries in which such Saturn Employee participated or was eligible to participate immediately prior to the Initial Effective Time; provided, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits; and provided, further, that, notwithstanding the foregoing, with respect to retiree health benefit plans applicable to US-based employees, service credit before age 40 will not be recognized for any Saturn Employee who was either hired or rehired by Saturn or its Subsidiaries on or after January 1, 2003 or had not attained age 50 before January 1, 2003. In addition, and without limiting the generality of the foregoing and to the extent permissible by any insurance carrier or vendor applicable to the New Plan, (i) to the extent a Saturn Employee becomes eligible to participate in a New Plan, such Saturn Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to the Saturn Plan or Saturn Foreign Plan in which such Saturn Employee participated immediately before the consummation of the Mergers (such plans, collectively, the “Old Plans”), and (ii) (x) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Saturn Employee, the Saturn Merger Surviving Corporation shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Saturn Employee and his or her covered dependents, unless such conditions would not have been waived under Old Plan of Saturn or its Subsidiaries in which such Saturn Employee participated immediately prior to the Initial Effective Time, and (y) the Saturn Merger Surviving Corporation shall cause any eligible expenses incurred by such Saturn Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(k)       Prior to the Closing, the Saturn Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of Saturn or acquisition by any person who becomes an officer or director of the Saturn Merger Surviving Corporation as of the Initial Effective Time, in each case, who is a covered person of Saturn or will be a covered person of the Saturn Merger Surviving Corporation for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of shares of Saturn Common Stock, Saturn Options or other equity awards of Saturn or shares of Saturn Merger Surviving Corporation Common Stock, Saturn Merger Surviving Corporation options or other equity awards of Saturn Merger Surviving Corporation, as applicable, pursuant to, or in connection with, this Agreement and the Mergers shall be an exempt transaction for purposes of Section 16. Prior to the Closing, the Mercury Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of Mercury who is a covered person of Mercury for purposes of Section 16 of shares of Mercury Common Stock, Mercury options or other Mercury equity awards pursuant to, or in connection with, this Agreement and the Mergers shall be an exempt transaction for purposes of Section 16.

(l)       Notwithstanding anything in this Section 6.9 to the contrary, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any Saturn Plan or Mercury Plan, or shall limit the right of the Saturn Merger Surviving Corporation or Mercury to amend, terminate or otherwise modify any Saturn Plan or Mercury Plan following the Effective Time. If (i) a Person other than the parties hereto makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any Saturn Plan or Mercury Plan, and (ii) such provision is deemed to be an amendment to such Saturn Plan or Mercury Plan even though not explicitly designated as such in this Agreement, then, solely with respect to such Saturn Plan or Mercury Plan, such provision shall lapse retroactively and shall have no amendatory effect with respect thereto.

(m)      The parties acknowledge and agree that all provisions contained in this Section 6.9 are included for the sole benefit of the parties hereto, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including any employees or former employees of Saturn or its Subsidiaries, any participant in any Mercury Plan, or any dependent or beneficiary thereof, or (ii) to continued employment with the Saturn Merger Surviving Corporation or any of its Affiliates.

(n)       With respect to any Saturn Employees based outside of the United States, the Saturn Merger Surviving Corporation’s obligations under this Section 6.9 shall be modified to the extent necessary to comply with applicable Laws of the foreign countries and political subdivisions thereof in which such Saturn Employees are based.

(o)       Saturn agrees to consult in good faith with Mercury regarding material communications to Saturn Employees that describe the impact of the consummation of the transactions contemplated under this Agreement on Saturn Plans and the Employment Agreements.

6.10	Financing.

(a)       Mercury shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to (i) maintain in effect the Commitment Letter, (ii) negotiate definitive agreements with respect thereto on terms and conditions (including the “flex” provisions) contemplated by the Commitment Letter (any such agreements the “Financing Definitive Agreements”), and execute and deliver to Saturn a copy thereof as promptly as practicable (and no later than one (1) Business Day) after such execution, (iii) satisfy on a timely basis all conditions applicable to the Financing in the Commitment Letter or the Financing Definitive Agreements that are within the control of Mercury and comply with its obligations thereunder, (iv) consummate the Financing at or prior to the Closing; provided, that under no circumstances shall Mercury or any of its Subsidiaries be required to issue, or permit Saturn or any of its Subsidiaries to issue, any equity or debt securities, incur, or permit Saturn or any of its Subsidiaries to incur, Indebtedness (other than pursuant to the Financing) or sell, dispose or otherwise transfer, or permit Saturn or any of its Subsidiaries to sell, dispose or otherwise transfer, any assets in order to satisfy any conditions in the Commitment Letter or in order to arrange or obtain any Financing and (v) enforce its rights under the Commitment Letter or the Financing Definitive Agreements in the event of a breach by the financing sources that impedes or delays the Closing, including seeking specific performance of the parties thereunder. In the event that all conditions to the Commitment Letter or the Financing Definitive Agreements have been satisfied or, upon funding will be satisfied, Mercury shall use its reasonable best efforts to cause the lenders and the other Persons providing such Financing to fund on the Closing Date the Financing required to consummate the Mergers and the other transactions contemplated by this Agreement (including by taking enforcement action, including seeking specific performance, to cause such lenders and the other Persons providing such Financing to fund such Financing).

Mercury shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Commitment Letter or the Financing Definitive Agreements and/or substitute other debt or equity financing for all or any portion of the Financing from the same and/or alternative financing sources; provided, that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter or the Financing Definitive Agreements that amends the Financing and/or substitution of all or any portion of the Financing shall not (A) expand upon the conditions precedent or contingencies to the funding on the Closing Date of the Financing as set forth in the Commitment Letter or the Financing Definitive Agreements or (B) prevent or impede or materially delay the consummation of the Mergers and the other transactions contemplated by this Agreement. Mercury shall be permitted to reduce the amount of Financing under the Commitment Letter or the Financing Definitive Agreements in its reasonable discretion; provided, that Mercury shall not reduce the Financing to an amount committed below the amount that is required, together with the Repayment Amount and the financial resources of Mercury, including cash on hand and marketable securities, to consummate the Mergers; and provided, further, that such reduction shall not (x) expand upon the conditions precedent or contingencies to the funding on the Closing Date of the Financing as set forth in the Commitment Letter or the Financing Definitive Agreements or (y) prevent or materially impede or materially delay the consummation of the Mergers and the other transactions contemplated by this Agreement. If any portion of the Financing becomes unavailable or Mercury becomes aware of any event or circumstance that makes any portion of the Financing unavailable, in each case, on the terms and conditions (including the “flex” provisions) contemplated in the Commitment Letter or the Financing Definitive Agreements and such portion is reasonably required to fund the aggregate Cash Consideration, Mercury shall use its reasonable best efforts to arrange and obtain alternative debt financing from the same and/or alternative financial institutions in an amount sufficient to consummate the transactions contemplated by this Agreement, upon terms and conditions not materially less favorable, in the aggregate, to Mercury or the Saturn Merger Surviving Corporation than those in the Commitment Letter or the Financing Definitive Agreements as promptly as practicable following the occurrence of such event. Mercury shall give Saturn prompt oral and written notice (but in any event not later than one (1) Business Day after the occurrence) of any material breach by any party to the Commitment Letter or the Financing Definitive Agreements or of any condition not likely to be satisfied, in each case, of which Mercury has Knowledge, any termination of the Commitment Letter or the Financing Definitive Agreements. Mercury shall keep Saturn informed on a reasonably current basis of the status of its efforts to consummate the Financing. For the avoidance of doubt, the syndication of the Financing to the extent permitted by the Commitment Letter shall not be deemed to violate Mercury's obligations under this Agreement.

(b)       Saturn shall provide, and shall cause its Subsidiaries, and shall use its reasonable best efforts to cause each of its and their respective Representatives, including legal, tax, regulatory and accounting, to provide all cooperation reasonably requested by Mercury in connection with the Financing or any alternate debt financing or debt securities issuance in connection with the financing of the Mergers (collectively the “Financing Arrangements”) (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of Saturn and its Subsidiaries), including (i) providing financial and other information relating to Saturn and its Subsidiaries to Mercury and the lenders and other financial institutions and investors that are or may become parties to the Financing Arrangements and to any underwriters, initial purchasers or placement agents in connection with the Financing Arrangements (the “Financing Parties”) that is customary for such financing or reasonably necessary for the completion of the Financing by the Financing Parties, including information regarding the business, operations, financial projections and prospects of Saturn and its Subsidiaries that is customary for such financing or reasonably necessary for the completion of the Financing by the Financing Parties, (ii) participating and causing senior management of Saturn to participate in a reasonable number of meetings (including customary one-on-one meetings) with any Financing Parties and other presentations, road shows, drafting sessions, due diligence sessions (including accounting due diligence sessions) and sessions with the rating agencies as are reasonably necessary for the completion of the Financing by the Financing Parties, (iii) assisting in the preparation of (A) any customary offering documents, bank information memoranda, Forms 8-K, registration statements, prospectuses and similar documents (including all historical and pro forma financial statements and information regarding Saturn and its Subsidiaries that is required by Regulations S-K and S-X to be included or incorporated by reference in a registration statement) for any of the Financing Arrangements or offering of debt securities in connection therewith, and (B) materials for rating agency presentations, (iv) cooperating with the marketing efforts for any of the Financing Arrangements (including consenting to the use of Saturn’s and its Subsidiaries’ logos; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Saturn or its Subsidiaries or the reputation or goodwill of Saturn or any of its Subsidiaries), (v) assisting in the preparation of and executing and delivering (or using reasonable best efforts to obtain from its advisors), and causing its Subsidiaries to execute and deliver (or use reasonable best efforts to obtain from its advisors), (A) credit agreements and other loan documents, underwriting or note purchase agreements, indentures, currency or interest hedging agreements and other contracts in connection with any of the Financing Arrangements (collectively, the “Financing Documents”), customary certificates (including a certificate of the principal financial officer of Saturn or any Subsidiary with respect to solvency matters), legal opinions or other documents and instruments relating to guarantees and other matters ancillary to the Financing as may be reasonably requested by Mercury in connection with any of the Financing Arrangements and other documents required to be delivered under the Financing Documents and (B) the amendment of any of Saturn’s or its Subsidiaries’ existing credit agreements, currency or interest hedging agreements, or other agreements, in each case, on terms satisfactory to Mercury and that are reasonably requested by Mercury in connection with any of the Financing Arrangements; provided, that no obligation of Saturn or any of its Subsidiaries under any such agreements or amendments shall be effective until the Closing and; provided, further, that Saturn may reasonably deny such request, (vi) using its reasonable best efforts, as appropriate, to have its independent accountants provide their reasonable cooperation and assistance, including providing customary comfort letters to the underwriters in connection with the initial purchase of any securities in connection with any Financing Arrangements and providing customary consents to inclusion of their audit reports in registration statements of Mercury or Saturn, (vii) using its reasonable best efforts to permit any cash and marketable securities of Saturn and its Subsidiaries to be made available to Mercury at the Closing, (viii) providing authorization letters to the Financing Parties authorizing the distribution of information to prospective lenders or investors and containing a representation to the Financing Parties that the public side versions of such documents, if any, do not include material nonpublic information about Saturn or its Affiliates or securities, (ix) using its reasonable best efforts to ensure that the Financing Parties benefit from the existing lending relationships of Saturn and its Subsidiaries, (x) cooperating reasonably with the Financing Parties’ due diligence investigation of Saturn and its subsidiaries, including due diligence performed by any Financing Parties and their respective counsel in connection with any of the Financing Arrangements, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of Saturn and (xi) at the request of Mercury, use its reasonable best efforts to file a registration statement on Form S-3 with respect to a guarantee by Saturn of Indebtedness of Mercury which becomes automatically effective which registers Saturn’s issuance or guarantee of the debt securities to be issued in connection with any Financing Arrangements, which guarantees shall not be effective prior to and only upon the Closing; provided that in no event shall Saturn be required to take any actions that would encumber any of its assets prior to the consummation of the Mergers or that would result in a breach of any of its Contracts; and provided, further, that until the Subsequent Effective Time occurs, neither Saturn nor any of its Subsidiaries shall (x) be required to pay any commitment or other similar fee, (y) have any liability or any obligation under any credit agreement or any related document or any other agreement or document related to the Financing (or alternative financing that Mercury may raise in connection with the transactions contemplated by this Agreement) or (z) be required to incur any other liability in connection with the Financing (or any alternative financing that Mercury may raise in connection with the transactions contemplated by this Agreement) unless reimbursed or reasonably satisfactorily indemnified by Mercury.

(c)       Mercury (i) shall promptly, upon request by Saturn, reimburse Saturn for all reasonable and documented out-of-pocket costs (including reasonable attorneys’ fees) to the extent incurred by Saturn, any of its Subsidiaries or their respective Representatives in connection with the cooperation of Saturn and its Subsidiaries contemplated by this Section 6.10, (ii) acknowledges and agrees that Saturn, its Subsidiaries and their respective Representatives shall not have any responsibility for, or incur any liability to any Person under any of the Financing Arrangements that Mercury may request in connection with the transactions contemplated by this Agreement and (iii) shall indemnify and hold harmless Saturn, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with any of the Financing Arrangements or Financing Documents and any information used in connection therewith, other than with respect to any information provided by Saturn or any of its Subsidiaries, except in the event that such losses, damages, claims, costs or expenses arose out of or result from the willful misconduct or gross negligence of Saturn, its Subsidiaries or their respective Representatives.

(d)       In the event that the Commitment Letter is, or the Financing Definitive Agreements are amended, replaced, supplemented or otherwise modified, including as a result of obtaining alternative financing in accordance with Section 6.10(a), or if Mercury substitutes other financing for all or a portion of the Financing, each of Mercury and Saturn shall comply with its covenants in Sections 6.10(a) and (b) with respect to the Commitment Letter or the Financing Definitive Agreements, as so amended, replaced, supplemented or otherwise modified and with respect to such other financing to the same extent that Mercury and Saturn would have been obligated to comply with respect to the Financing and the provisions in Sections 1.2,

8.1(b)(ii) and 10.11 relating to the Commitment Letter or the Financing Definitive Agreements and the Financing shall be deemed to refer to the Commitment Letter or the Financing Definitive Agreements as so amended, replaced, supplemented or otherwise modified and to such other financing, as applicable.

6.11     Takeover Statutes. If any Takeover Statute is or may become applicable to the Mergers or the other transactions contemplated by this Agreement, Mercury and the Mercury Board or Saturn and the Saturn Board, as the case may be, shall grant all such approvals and take all such actions as are necessary or advisable so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute, regulation or provision in Mercury’s certificate of incorporation or bylaws or Saturn’s certificate of incorporation or bylaws, as the case may be on such transactions.

6.12     Transaction Litigation. Each of Mercury and Saturn shall cooperate with the other in the defense or settlement of any litigation relating to the transactions contemplated by this Agreement against (a) Saturn, any of its Subsidiaries and/or its directors or officers, or (b) Mercury, any of its Subsidiaries and/or its directors or officers. Neither Saturn nor any of its Subsidiaries shall agree to any settlement thereof without the prior written consent of Mercury.

6.13     NYSE Listing. Saturn shall use reasonable best efforts to cause the shares of Saturn Merger Surviving Corporation Common Stock issuable to shareholders of Mercury and Saturn in the Mergers and such other shares of Saturn Merger Surviving Corporation Common Stock to be reserved for issuance upon exercise or settlement of options and other equity awards of Mercury or Saturn to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Subsequent Effective Time.

6.14     Overseas Financing. At the Closing, (a) Mercury will cause one or more non-U.S. Subsidiaries of Mercury (the “Mercury Overseas Subsidiaries”) to lend up to $9.4 billion, in the aggregate (such amount, as determined by Mercury in its discretion, the “Repayment Amount”), to Saturn Holdings BV and Saturn Intl CV and (b) Saturn will cause Saturn Holdings BV and Saturn Intl CV to pay the Repayment Amount to Saturn and Saturn Sub in satisfaction of such portion of the Intercompany Notes as equals the amount of such payment (for these purposes, translating currencies at the spot rate in effect on the date of such payment); it being understood that, for administrative convenience, the Mercury Overseas Subsidiaries may advance the Repayment Amount directly to the Exchange Agent, in which case Saturn, Saturn Sub, Saturn Holdings BV and Saturn Intl CV will issue appropriate letters of direction confirming such payments. The lending of the Repayment Amount from the Mercury Overseas Subsidiaries to Saturn Holdings BV and Saturn Intl CV shall be evidenced by notes in form and substance reasonably satisfactory to Mercury.

6.15     Convertible Preferred Stock Conversion. Promptly following the date hereof, Saturn shall, or shall cause the transfer agent under the Convertible Preferred Stock to, send any required notice to each holder of such stock in accordance with Section 10 of Annex A of the certificate of incorporation of Saturn and the other applicable provisions of the certificate of incorporation of Saturn and applicable Law and Saturn shall otherwise comply with Annex A of the certificate of incorporation of Saturn; provided, that any such notice shall be subject to the approval of Mercury (which approval shall not be unreasonably withheld or delayed).

6.16     Dividends. After the date of this Agreement, each of Mercury and Saturn shall coordinate with the other the payment of dividends with respect to Mercury Common Stock and Saturn Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Mercury Common Stock and Saturn Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Mercury Common Stock, Saturn Common Stock or any shares of Saturn Merger Surviving Corporation Common Stock that any such holder receives in exchange for such shares of Saturn Common Stock or Mercury Common Stock in the Mergers.

6.17     Tax-Free Qualification. Each of Saturn and Mercury shall (i) use its reasonable best efforts to and to cause each of its Subsidiaries to cause the Mercury Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) use its reasonable best efforts not to take any action that will cause the retention by Saturn shareholders of a portion of each share of Saturn Merger Surviving Corporation Common Stock to be taxable.

6.18     Tax Treatment of Specified Subsidiaries. Prior to the Closing, Saturn and Mercury will take such actions or steps as Saturn and Mercury mutually agree are commercially reasonable and practicable to cause DJT Partners, LP to be disregarded as an entity separate from Saturn for United States federal income tax purposes, in which case, at the Initial Effective Time, all shares of Saturn Common Stock held by DJT Partners, LP shall be cancelled and extinguished without any conversion thereof; provided that such steps would not be reasonably likely to (i) impair the ability of Saturn to perform its obligations under this Agreement in any material respect or (ii) prevent or materially delay or impair the consummation of the Mergers or the other transactions contemplated by this Agreement.

6.19     Tax Representation Letters. Each of Mercury and Saturn shall use its reasonable best efforts to deliver to Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) a tax representation letter, dated as of the Closing Date and signed by an officer of Mercury or Saturn, as the case may be, containing representations as shall be reasonably necessary or appropriate to enable Fried Frank to render the opinion described in Section 7.2(e) of this Agreement (each a “Fried Frank Tax Representation Letter”).

6.20     Environmental Matters. To the extent that ISRA applies to the transactions contemplated by this Agreement, prior to the Closing, each of Mercury and Saturn, as the case may be, shall use its reasonable best efforts to take all actions to achieve Compliance with ISRA with respect to all real property owned, leased or operated by Mercury or Saturn located in the State of New Jersey that are considered “industrial establishments” under the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq. (“ISRA” and all such properties, the “New Jersey Properties”), or to obtain a Remediation Agreement (as such term is defined under ISRA) with respect to all New Jersey Properties. Without limiting the generality of the foregoing, each of Mercury and Saturn, as the case may be, shall use its reasonable best efforts to:

(a)       make all filings required by the NJDEP or ISRA in order to achieve Compliance with ISRA, including, without limitation, a General Information Notice, Preliminary Assessment, Site Investigation, Remedial Investigation Workplan or Remedial Action Workplan; and

(b)       obtain and post or execute, and thereafter maintain in full force and effect, any remediation funding source required under ISRA to secure the performance of ISRA compliance activities.  Any such remediation funding source shall be satisfactory in form and substance to the NJDEP. For purposes of this Agreement, “Compliance with ISRA” shall mean the receipt of a letter or letters from the New Jersey Department of Environmental Protection (the “NJDEP”) or from such third party as is authorized by NJDEP to issue the same (a “Site Professional”) approving a No Further Action Letter and Covenant Not to Sue (as such terms are defined under ISRA), or other written determination by the NJDEP or a Site Professional that (i) that the requirements of ISRA have been satisfied, (ii) that the requirements of ISRA do not apply or (iii) that compliance with ISRA has been waived. Such written authorization may include, but not be limited to any of the expedited compliance options set forth in subchapter 5 of the ISRA regulations (NJAC 7:26B-5.1 et seq.)

ARTICLE VII

CONDITIONS

7.1       Conditions to Obligations of Each Party under this Agreement. The respective obligations of each party to effect the Mergers shall be subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a)       Shareholder Approval. The Saturn Shareholder Approval and the Mercury Shareholder Approval shall have been obtained.

(b)       HSR Act; Foreign Laws. (i) The waiting period (and any extension thereof) applicable to the Mergers under the HSR Act shall have been terminated or expired, (ii) the European Commission shall have approved the Mergers under the EC Merger Regulation, and (iii) all waiting periods (and any extensions thereof) set forth in Section 7.1(b) of the Mercury Disclosure Letter that are required to be terminated or expired prior to the Closing shall have terminated or expired, and all approvals set forth in Section 7.1(b) of the Mercury Disclosure Schedule required to be obtained prior to the Closing shall have been obtained.

(c)       No Order. No Governmental Entity of competent jurisdiction in the United States, the European Union or any jurisdiction listed in Section 7.1(c) of the Mercury Disclosure Letter (each such jurisdiction an “Applicable Jurisdiction”) shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, Law or Order (whether temporary, preliminary or permanent) that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of either of the Mergers.

(d)       Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and be in effect and no Proceeding for that purpose shall be pending.

(e)       NYSE Listing. The shares of Saturn Merger Surviving Corporation Common Stock issuable to the shareholders of Saturn and Mercury in the Mergers shall have been approved for listing on the NYSE, subject to official notice of issuance.

7.2       Conditions to Mercury’s Obligations. The obligations of Mercury to effect the Mergers are also subject to the satisfaction or waiver by Mercury at or prior to the Closing of the following conditions:

(a)       Representations and Warranties. (i) Each of the representations and warranties of Saturn, Merger Sub 1 and Merger Sub 2 set forth in 3.5(a), (b), (d) and (e) shall be true and correct other than in de minimis respects (with respect to the aggregate outstanding shares of Saturn Common Stock on a fully diluted basis and Convertible Preferred Stock) as of the date hereof and as of the Closing Date, as if made as of such date (except for representations and warranties in such Sections made as of a specified date, which shall be measured only as of such specified date) (ii) the representations and warranties of Saturn, Merger Sub 1 and Merger Sub 2 set forth in Section 3.1, Section 3.3 and Section 3.25 shall be true and correct in all material respects as of the date hereof and (iii) each of the other representations and warranties of Saturn, Merger Sub 1 and Merger Sub 2 in this Agreement shall be true and correct (without regard to any qualifications as to materiality or Saturn Material Adverse Effect (or any correlative term) contained in such representations and warranties) as of the date hereof and as of the Closing Date, as if made as of such date, except (x) for representations and warranties made as of a specified date, which shall be measured only as of such specified date and (y) where the failure to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have, a Saturn Material Adverse Effect. Mercury shall have received a certificate, dated the date of the Closing and signed by a senior executive officer of Saturn, to the foregoing effect.

(b)       Agreements and Covenants. Saturn shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing. Mercury shall have received a certificate, dated the date of the Closing and signed by a senior executive officer of Saturn, to the foregoing effect.

(c)       Saturn Material Adverse Effect. Since the date of this Agreement there shall not have occurred any Event or Events that have had, or would be reasonably expected to have, individually or in the aggregate, a Saturn Material Adverse Effect. Mercury shall have received a certificate, dated the date of the Closing and signed by a senior executive officer of Saturn, to the foregoing effect.

(d)       Consents and Approvals. The Regulatory Divestitures shall not result in a Burdensome Condition.

(e)       Tax Opinion. Mercury shall have received the written opinion of Fried Frank or other counsel reasonably satisfactory to Mercury, dated the Closing Date, to the effect that the Mercury Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to Mercury shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in this Agreement and in the Fried Frank Tax Representation Letters described in Section 6.19 of this Agreement.

7.3       Conditions to Saturn’s, Merger Sub 1’s and Merger Sub 2’s Obligations. The obligations of Saturn, Merger Sub 1 and Merger Sub 2 to effect the Mergers are also subject to the satisfaction or waiver by Saturn at or prior to the Closing of the following conditions:

(a)       Representations and Warranties. (i) Each of the representations and warranties of Mercury set forth in Section 4.5(a), (b), (d) and (e) shall be true and correct other than in de minimis respects (with respect to the aggregate outstanding shares of Mercury Common Stock on a fully diluted basis) as of the date hereof and as of the Closing Date, as if made as of such date (except for representations and warranties in such Sections made as of a specified date, which shall be measured only as of such specified date), (ii) the representations and warranties of Mercury set forth in Section 4.1 and Section 4.3 shall be true and correct in all material respects as of the date hereof and (ii) each of the other representations and warranties of Mercury in this Agreement shall be true and correct (without regard to any qualifications as to materiality or Mercury Material Adverse Effect (or any correlative term) contained in such representations and warranties) as of the date hereof and as the Closing Date, as if made as of such date, except (x) for representations and warranties made as of a specified date, which shall be measured only as of such specified date and (y) where the failure to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have, a Mercury Material Adverse Effect. Saturn shall have received a certificate, dated the date of the Closing and signed by a senior executive officer of Mercury, to the foregoing effect.

(b)       Agreements and Covenants. Mercury shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Subsequent Effective Time. Saturn shall have received a certificate, dated the date of the Closing and signed by a senior executive officer of Mercury, to the foregoing effect.

(c)       Mercury Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Event or Events that have had, or would reasonably be expected to have, individually or in the aggregate, a Mercury Material Adverse Effect. Saturn shall have received a certificate, dated the date of the Closing and signed by a senior executive officer of Mercury, to the foregoing effect.

ARTICLE VIII

TERMINATION AND EXPENSES

8.1       Termination. Except as specified herein, this Agreement may be terminated and the Mergers may be abandoned at any time prior to the Closing, whether before or after the receipt of the Saturn Shareholder Approval or the Mercury Shareholder Approval:

(a)       by mutual written consent of Saturn and Mercury in each case duly authorized by their respective Boards of Directors;

(b)	by either Saturn or Mercury:

(i)        if any Governmental Entity of competent jurisdiction of an Applicable Jurisdiction shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Mergers and such order, decree, ruling or injunction or other action shall have become final and, in the United States, nonappealable, or if there shall be adopted following the date of execution of this Agreement any Law in the United States, the European Union or any Applicable Jurisdiction that makes consummations of the Mergers illegal or otherwise prohibited; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (b)(i) has fulfilled its obligations under Section 6.5;

(ii)       if the Mergers shall not have been consummated on or before 5:00 p.m., New York time, on December 8, 2009 (such date the “Initial End Date”); provided, that if on the Initial End Date (x) any of the conditions set forth in Section 7.1(b), 7.1(c) or 7.2(d) shall not have been satisfied but all other conditions set forth in Article VII shall have been satisfied or waived or shall then be capable of being satisfied or (y) the proceeds of the Financing are not then available to Mercury in full pursuant to the Commitment Letter (or if Financing Definitive Agreements have been entered into, pursuant to such Financing Definitive Agreements) but all of the conditions set forth in Article VII shall have been satisfied or waived or shall then be capable of being satisfied, then the Initial End Date shall be automatically extended to 5:00 p.m., New York time, on March 8, 2010. As used in this Agreement, the term “End Date” shall mean the Initial End Date, unless the Initial End Date has been extended pursuant to the foregoing proviso, in which case, the term “End Date” shall mean the date to which the Initial End Date has been so extended. Notwithstanding the foregoing, the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any party whose failure to fulfill any of its covenants or agreements under this Agreement has been the principal cause of, or resulted in, the failure of the Mergers to occur on or before the End Date; or

(iii)      (A) (x) in the event that any of the representations or warranties of the other party (or by Merger Sub 1 or Merger Sub 2 in the case of a termination by Mercury) was or becomes inaccurate and, as a result of any such inaccuracy or inaccuracies, the condition set forth in Section 7.2(a) or Section 7.3(a), as applicable, would not then be capable of being satisfied or (y) in the event of any breach or breaches by the other party (or by Merger Sub 1 or Merger Sub 2 in the case of a termination by Mercury) of any covenant or other agreement of the other party (or by Merger Sub 1 or Merger Sub 2 in the case of a termination by Mercury)

contained in this Agreement and, as a result of such breach or breaches, the condition set forth in Section 7.2(b) or Section 7.3(b), as applicable, would not then be capable of being satisfied (in the case of clauses (x) or (y), such other party, a “Condition Failure Party”), and (B) any such breaches or inaccuracies are not curable, or, if curable have not been cured by the End Date; provided, that a party shall not have the right to terminate this Agreement pursuant to this Section 8.1(b)(iii) if it is then a Condition Failure Party;

(c)       by Mercury if (i) a Change in the Saturn Recommendation shall have occurred, whether or not permitted by Section 6.4, (ii) following the date any bona fide Acquisition Proposal for Saturn or any material modification thereto is first publicly announced, disclosed or otherwise made known prior to the time at which Saturn receives the Saturn Shareholder Approval, Saturn fails to issue a press release that expressly reaffirms the Saturn Recommendation within ten (10) Business Days following Mercury’s written request to do so (which request may be made by Mercury one time following any such Acquisition Proposal or any material modifications thereto), (iii) any tender offer or exchange offer constituting an Acquisition Proposal for Saturn is commenced or materially modified by any third party with respect to the outstanding Saturn Common Stock prior to the time at which Saturn receives the Saturn Shareholder Approval, and the Saturn Board shall not have recommended that Saturn’s shareholders reject such tender offer or exchange offer and not tender their Saturn Common Stock into such tender offer or exchange offer within ten (10) Business Days after commencement or material modification of such tender offer or exchange offer, unless Saturn has issued a press release that expressly reaffirms the Saturn Recommendation within such ten (10) Business Day period, (iv) Saturn or the Saturn Board approves, endorses, recommends, adopts or enters into any Acquisition Proposal for Saturn or any Saturn Acquisition Contract, whether or not permitted by Section 6.4, (v) Saturn shall have materially breached its obligations under Section 6.4, (vi) Saturn shall have materially breached its obligations under Section 6.2(b), or (vii) Saturn or the Saturn Board announces, resolves or proposes to do any of the foregoing, whether or not permitted by Section 6.4; provided that Mercury shall no longer be entitled to terminate this Agreement pursuant to this Section 8.1(c) after the earlier of (A) fifteen (15) Business Days after the first day upon which Mercury is entitled to terminate this Agreement pursuant to this Section 8.1(c) or (B) the Saturn Shareholder Approval having been obtained at the Saturn Shareholder Meeting.

(d)       by either Mercury or Saturn if (i) the Saturn Shareholder Meeting (or any postponement or adjournment thereof) shall have concluded and the Saturn Shareholder Approval shall not have been obtained or (ii) the Mercury Shareholder Meeting (or any postponement or adjournment thereof) shall have concluded and the Mercury Shareholder Approval shall not have been obtained;

(e)       by Saturn if (i) a Change in the Mercury Recommendation shall have occurred, whether or not permitted by Section 6.4, (ii) following the date of any bona fide Acquisition Proposal for Mercury or any material modification thereto is first publicly announced, disclosed or otherwise made known prior to the time at which Mercury receives the Mercury Shareholder Approval, Mercury fails to issue a press release that expressly reaffirms the Mercury Recommendation within ten (10) Business Days following Saturn’s written request to do so (which request may be made by Saturn one time following any such Acquisition Proposal or any material modifications thereto), (iii) any tender offer or exchange offer constituting an Acquisition Proposal for Mercury is commenced or materially modified by any third party with respect to the outstanding Mercury Common Stock prior to the time at which Mercury receives the Mercury Shareholder Approval, and the Mercury Board shall not have recommended that Mercury’s shareholders reject such tender offer or exchange offer and not tender their Mercury Common Stock into such tender offer or exchange offer within ten (10) Business Days after commencement or material modification of such tender offer or exchange offer, unless Mercury has issued a press release that expressly reaffirms the Mercury Recommendation within such ten (10) Business Day period, (iv) Mercury or the Mercury Board approves, endorses, recommends, adopts or enters into any Acquisition Proposal for Mercury or any Mercury Acquisition Contract, whether or not permitted by Section 6.4, (v) Mercury shall have materially breached its obligations under Section 6.4, (vi) Mercury shall have materially breached its obligations under Section 6.2(a), or (vii) Mercury or the Mercury Board announces, resolves or proposes to do any of the foregoing, whether or not permitted by Section 6.4; provided that Saturn shall no longer be entitled to terminate this Agreement pursuant to this Section 8.1(e) after the earlier of (A) fifteen (15) Business Days after the first day upon which Saturn is entitled to terminate this Agreement pursuant to this Section 8.1(e) or (B) the Mercury Shareholder Approval having been obtained at the Mercury Shareholder Meeting; or

(f)        by Saturn, at any time prior to the time at which Saturn receives the Saturn Shareholder Approval, if the Saturn Board determines to enter into a definitive agreement with respect to a Superior Proposal in accordance with Section 6.4(b)(i)(D), provided that it pays to Mercury the Termination Fee concurrently with such termination pursuant to Section 8.3(i).

8.2	Notice of Termination; Effect of Termination.

(a)       A terminating party shall provide written notice of termination to the other party specifying with particularity the reason for such termination, and any such termination in accordance with Section 8.1 shall be effective immediately upon delivery of such written notice to the other party.

(b)       In the event of termination of this Agreement by any party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party except with respect to this Section 8.2, the penultimate sentence of Section 6.3, Section 6.10(c), Section 8.3 and Article X which shall remain in full force and effect; provided, however, that, except as set forth in Section 8.3(d), a party may seek to recover reliance damages caused by a Willful and Material Breach of this Agreement by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

8.3	Expenses and Other Payments.

(a)       Except as otherwise provided in this Agreement, including in this Section 8.3, and except with respect to costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC in connection with the Mergers, which shall be borne equally by Saturn and Mercury, each party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated by this Agreement, whether or not the Mergers shall be consummated.

(b)       If Mercury terminates this Agreement pursuant to Section 8.1(c), then Saturn shall (x) pay Mercury the Termination Fee, in cash, by wire transfer of immediately available funds to an account designated by Mercury, no later than two (2) Business Days after such termination, and (y) reimburse Mercury, in cash, for the Mercury Expenses, by wire transfer of immediately available funds to an account designated by Mercury no later than two (2) Business Days after receipt by Saturn of an invoice from Mercury for the Mercury Expenses.

(c)       If Saturn terminates this Agreement pursuant to Section 8.1(e), then Mercury shall (x) pay Saturn the Termination Fee, in cash, by wire transfer of immediately available funds to an account designated by Saturn, no later than two (2) Business Days after such termination, and (y) reimburse Saturn, in cash, for the Saturn Expenses by wire transfer of immediately available funds to an account designated by Saturn, no later than two (2) Business Days after receipt by Mercury of an invoice from Saturn for the Saturn Expenses.

(d)       If (i) all of the conditions set forth in Sections 7.1 and 7.2 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, provided that such conditions shall have been capable of being satisfied as of the date of termination of this Agreement), (ii) the Mergers shall not have been consummated on or prior to the End Date by reason of the proviso set forth in Section 1.2, and (iii) Saturn or Mercury terminates this Agreement pursuant to Section 8.1(b)(ii), then Mercury shall (x) pay to Saturn the Financing Termination Fee, in cash, by wire transfer of immediately available funds, to an account designated by Saturn, in the case of termination by Saturn, no later than two (2) Business Days after such termination, and in the case of termination by Mercury, concurrently with such termination, and (y) reimburse Saturn in cash for the Saturn Expenses by wire transfer of immediately available funds to an account designated by Saturn, no later than two (2) Business Days after receipt by Mercury of an invoice from Saturn for the Saturn Expenses. Saturn agrees that notwithstanding anything in this Agreement, the remedy provided for in the prior sentence shall be the sole and exclusive remedy of Saturn, its Subsidiaries, shareholders, Affiliates, officers, directors, employees or Representatives against Mercury or any of its Related Persons, Representatives or Affiliates for, and in no event will Saturn or any other such Person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, (A) any loss suffered as a result of the failure of the Mergers to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, in each case, with respect to or as a result of any failure to seek or obtain the proceeds of the Financing or any alternative financing and any event related thereto.

(e)       If either Mercury or Saturn terminates this Agreement pursuant to Section 8.1(b)(ii) or Section 8.1(d)(i) or Mercury terminates this Agreement pursuant to Section 8.1(b)(iii), and (i) in the case of a termination pursuant to Section 8.1(d)(i), there shall have been publicly announced, disclosed or otherwise made known an Acquisition Proposal for Saturn on or after the date of this Agreement and prior to the Saturn Shareholder Meeting; or in the case of a termination pursuant to Section 8.1(b)(ii) or Section 8.1(b)(iii), an Acquisition Proposal shall have been made for Saturn on or after the date of this Agreement and prior to such termination, whether or not publicly announced, disclosed or otherwise made known and (ii) within twelve (12) months after such termination, Saturn enters into a definitive agreement with respect to or consummates any Acquisition Proposal (provided, that, for purposes of this clause (ii), any reference in the definition of Acquisition Proposal to 15% shall be deemed to be a reference to 50%), then on the earliest of (A) the date of entering into such definitive agreement or (B) the closing or other consummation of such Acquisition Proposal, Saturn shall pay Mercury the Termination Fee, in cash, by wire transfer of immediately available funds to an account designated by Mercury and, in addition, if no obligation to reimburse Mercury Expenses has previously arisen under Section 8.3(g), Saturn shall reimburse Mercury in cash for the Mercury Expenses by wire transfer of immediately available funds to an account designated by Mercury no later than two (2) Business Days after receipt by Saturn of an invoice for the Mercury Expenses. Notwithstanding the foregoing, Saturn shall not be required to pay the Termination Fee or the Mercury Expenses to Mercury pursuant to this Section 8.3(e) if this Agreement was terminated pursuant to Section 8.1(b)(ii) and upon such termination, Mercury paid the Financing Termination Fee to Saturn pursuant to Section 8.3(d).

(f)        If either Mercury or Saturn terminates this Agreement pursuant to Section 8.1(b)(ii) or Section 8.1(d)(ii) or Saturn terminates this Agreement pursuant to Section 8.1(b)(iii), and, in each case, (i) in the case of a termination pursuant to Section 8.1(d)(ii), there shall have been publicly announced, disclosed or otherwise made known an Acquisition Proposal for Mercury on or after the date of this Agreement and prior to the Mercury Shareholder Meeting; or in the case of a termination pursuant to Section 8.1(b)(ii) or Section 8.1(b)(iii), an Acquisition Proposal shall have been made for Mercury on or after the date of this Agreement and prior to such termination, whether or not publicly announced, disclosed or otherwise made known and (ii) within twelve (12) months after such termination Mercury enters into a definitive agreement with respect to or consummates any Acquisition Proposal (provided, that, for purposes of this clause (ii), any reference in the definition of Acquisition Proposal to 15% shall be deemed to be a reference to 50%), then on the earliest of (A) the date of entering into such definitive agreement or (B) the closing or other consummation of such Acquisition Proposal, Mercury shall pay Saturn the Termination Fee, in cash, by wire transfer of immediately available funds to an account designated by Saturn and, in addition, if no obligation to reimburse Saturn Expenses has previously arisen under Section 8.3(h), Mercury shall reimburse Saturn in cash for the Saturn Expenses by wire transfer of immediately available funds to an account designated by Saturn no later than two (2) Business Days after receipt by Mercury of an invoice for the Saturn Expenses.

(g)       If (i) either Mercury or Saturn terminates this Agreement pursuant to Section 8.1(d)(i), (ii) Mercury terminates this Agreement pursuant to Section 8.1(b)(iii), or (iii) Mercury or Saturn terminates this Agreement pursuant to Section 8.1(b)(ii) and in the case of this clause (iii) any of the conditions set forth in Section 7.2(a), 7.2(b) or 7.2(c) are not then capable of being satisfied, then, in addition to any other obligations of Saturn hereunder, Saturn shall reimburse Mercury in cash for the Mercury Expenses by wire transfer of immediately available funds to an account designated by Mercury, no later than two (2) Business Days after receipt by Saturn of an invoice from Mercury for the Mercury Expenses.

(h)     If (i) either Mercury or Saturn terminates this Agreement pursuant to Section 8.1(d)(ii), (ii) Saturn terminates this Agreement pursuant to Section 8.1(b)(iii), or (iii) Mercury or Saturn terminates this Agreement pursuant to Section 8.1(b)(ii) and in the case of this clause (iii) any of the conditions set forth in Section 7.3(a), 7.3(b) or 7.3(c) are not then capable of being satisfied and Saturn is not entitled to reimbursement of Saturn Expenses pursuant to 8.3(d), then, in addition to any other obligations of Mercury hereunder, Mercury shall reimburse Saturn in cash for the Saturn Expenses by wire transfer of immediately available funds to an account designated by Saturn, no later than two (2) Business Days after receipt by Mercury of an invoice from Saturn for the Saturn Expenses.

(i)        If Saturn terminates this Agreement pursuant to Section 8.1(f), then, in addition to any other obligations of Saturn hereunder, Saturn shall pay Mercury the Termination Fee in cash concurrently with such termination, by wire transfer of immediately available funds to an account designated by Mercury, and, in addition, Saturn shall reimburse Mercury, in cash, for the Mercury Expenses by wire transfer of immediately available funds to an account designated by Mercury no later than two (2) Business Days after receipt by Saturn of an invoice for the Mercury Expenses.

(j)        The parties acknowledge and agree that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. If a party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 6% per annum. If, in order to obtain such payment, the other party commences a suit that results in judgment for such party for such amount, the defaulting party shall pay the other party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit. Each of the parties further acknowledges that the payment of the amounts by Saturn and Mercury specified in this Section 8.3 is not a penalty, but in each case is liquidated damages in a reasonable amount that will compensate Mercury or Saturn, as the case may be, in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall Saturn or Mercury, as applicable, be required to pay the Termination Fee more than once.

ARTICLE IX

DEFINITIONS

9.1       Definitions. For purposes of this Agreement, the following terms, when used in this Agreement with initial capital letters, shall have the respective meanings set forth in this Agreement:

“Acquired Saturn Employees” has the meaning set forth in Section 6.9(a).

“Acquisition Proposal” has the meaning set forth in Section 6.4(e).

“Adjusted Saturn Performance Award” has the meaning set forth in Section 2.4(c).

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, Contract or otherwise.

“Affiliate Transaction” has the meaning set forth in Section 3.19.

“Agreement” means this Agreement, as it may be amended from time to time.

“Antitrust Law” means The Sherman Antitrust Act, as amended, The Clayton Antitrust Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the EC Merger Regulation, the Canadian Investment Regulations and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate (i) foreign investment or (ii) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger and acquisition.

“Applicable Jurisdiction” has the meaning set forth in Section 7.1(c).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.3(a).

“Benefits Continuation Period” has the meaning set forth in Section 6.9(a).

“Blue Sky Laws” has the meaning set forth in Section 3.4(a).

“Bonus Plan Participant” has the meaning set forth in Section 6.9(d).

“Burdensome Condition” has the meaning set forth in Section 6.5(c).

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York in the United States of America.

“Canadian Investment Regulations” means the Competition Act (Canada) and the Investment Canada Act of 1984 (Canada).

“Capitalization Date” has the meaning set forth in Section 3.5(a).

“Cash Consideration” has the meaning set forth in Section 2.1(a).

“Certificate of Mercury Merger” has the meaning set forth in Section 1.1(b).

“Certificate of Saturn Merger” has the meaning set forth in Section 1.1(a).

“Certificates of Merger” has the meaning set forth in Section 1.1(b).

“Change in the Mercury Recommendation” has the meaning set forth in Section 6.4(a).

“Change in the Saturn Recommendation” has the meaning set forth in Section 6.4(a).

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” has the meaning set forth in the recitals.

“Commitment Letter” has the meaning set forth in Section 4.20.

“Compliance with ISRA” has the meaning set forth in Section 6.20.

“Condition Failure Party” has the meaning set forth in Section 8.1(b)(iii).

“Confidential Information” means all confidential or proprietary information, whether written or oral. Notwithstanding the foregoing, Confidential Information shall not include information (i) which was publicly known prior to initial disclosure of such information by a disclosing Person as proven by prior written records in existence prior to such initial disclosure, (ii) that has become publicly known, in print or other tangible form, without any act or omission of any Person other than the disclosing Person, (iii) received by a receiving party without restriction at any time from a third party, other than the disclosing party, rightfully having possession of and the right to disclose such information, (iv) shown to have been otherwise known by the receiving party prior to disclosure of such information by the disclosing party to the receiving party as proven by prior written records in existence prior to such initial disclosure or (v) shown to have been independently developed by employees or agents of the receiving party without access to or use of such information of the disclosing party as proven by the receiving party’s written records.

“Confidentiality Agreement” has the meaning set forth in Section 6.3.

“Contract” means all contracts, agreements, arrangements, understandings, guarantees, notes, mortgages, indentures, leases or licenses.

“Convertible Preferred Stock” has the meaning set forth in Section 3.5(a).

“D&O Insurance” has the meaning set forth in Section 6.8(b).

“DOJ” has the meaning set forth in Section 6.5(b).

“EC” has the meaning set forth in Section 6.5(b).

“EC Merger Regulation” means Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings.

“EMT” has the meaning set forth in Section 3.13(a).

“End Date” has the meaning set forth in Section 8.1(b)(ii).

“Environmental Claims” means, in respect of any Person, any and all administrative, regulatory or judicial actions, suits, orders, decrees, demands, directives, claims, Liens, proceedings or notices of noncompliance or violation by any Governmental Entity or other third party, alleging (a) liability with respect to the potential presence or Release of, or exposure to, any Hazardous Materials at any location, whether or not owned, operated, leased or managed by such Person, (b) indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release of, or exposure to, any Hazardous Materials, or (c) any other liability arising under Environmental Laws.

“Environmental Laws” means all applicable federal, state, local and foreign laws (including international conventions, protocols and treaties), common law, rules, regulations, published and legally binding guidance documents, ordinances, orders, decrees, judgments, binding agreements or Environmental Permits issued, promulgated or entered into, by or with any Governmental Entity, relating to pollution, contamination, Hazardous Materials, natural resources, protection of the environment or human health or safety relating to exposure to Hazardous Materials.

“Environmental Permits” means all permits, licenses, registrations and other governmental authorizations required under applicable Environmental Laws.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that would be deemed a “single employer” with another entity under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Event” means any event, change, development, effect, condition, circumstance, matter, occurrence or state of facts.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 2.2(a).

“Exchange Fund” has the meaning set forth in Section 2.2(a).

“Facilities” means all real property owned, leased, or operated by Saturn or its Subsidiaries and any buildings, facilities, machinery, equipment, furniture, leasehold and other improvements, fixtures, vehicles, structures, any related capital items and other tangible property located on, in, under, or above the real property of Saturn or its Subsidiaries.

“FDA” means the United States Food and Drug Administration.

“FDCA” has the meaning set forth in Section 3.12(a).

“Financing” has the meaning set forth in Section 4.20.

“Financing Arrangements” has the meaning set forth in Section 6.10(b).

“Financing Definitive Agreements” has the meaning set forth in Section 6.10(a).

“Financing Documents” has the meaning set forth in Section 6.10(b).

“Financing Parties” has the meaning set forth in Section 6.10(b).

“Financing Termination Fee” means $2.5 billion.

“Former Facilities” means all real property formerly owned, leased, or operated by Saturn or its Subsidiaries and any buildings, facilities, machinery, equipment, furniture, leasehold and other improvements, fixtures, vehicles, structures, any related capital items and other tangible property located on, in, under, or above the real property of Saturn or its Subsidiaries.

“Fried Frank” has the meaning set forth in Section 6.19.

“Fried Frank Tax Representation Letter” has the meaning set forth in Section 6.19.

“FTC” has the meaning set forth in Section 6.5(b).

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any (a) nation, region, state, province, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, court or tribunal, or other entities), (d) multinational organization or body (including the European Commission) or (e) body entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, including, without limitation, the FDA and the United States Drug Enforcement Administration.

“Hazardous Materials” means (a) any substance that is listed, classified or regulated under any Environmental Laws, (b) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material, toxic molds, or radon or (c) any other substance that is the subject of regulatory action, or that could give rise to liability, under any Environmental Laws.

“HSR Act” has the meaning set forth in Section 3.4(a).

“Indebtedness” means (a) indebtedness for borrowed money or guarantees for any indebtedness of another Person, (b) outstanding debt securities, warrants or other rights to acquire any debt securities of Saturn or any of its Subsidiaries or guarantees of any obligations of any other Person for borrowed money, (c) “keep well” or other agreements to maintain any financial statement condition of another Person and (d) any arrangements having the economic effect of any of the foregoing.

“Indemnified Parties” has the meaning set forth in Section 6.8(a).

“Initial Effective Time” has the meaning set forth in Section 1.1(a).

“Initial End Date” has the meaning set forth in Section 8.1(b)(ii).

“Integration Process” has the meaning set forth in Section 5.1(iv).

“Intellectual Property” means (a) patents, patent applications and invention registrations of any type, (b) trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source identifiers, and registrations and applications for registration thereof, (c) copyrightable works, copyrights, and registrations and applications for registration thereof and (d) confidential or proprietary information, including trade secrets, technology, data (and all rights therein) and know-how.

“Intercompany Notes” has the meaning set forth in Section 3.25.

“Intervening Event” has the meaning set forth in Section 6.4(e).

“IRS” means the United States Internal Revenue Service.

“ISRA” has the meaning set forth in Section 6.20.

“Joint Proxy Statement” has the meaning set forth in Section 6.1(a).

“Key Saturn Products” means ezetimibe, Remicade, Nasonex, Pegintron, Temodar, Clarinex, Claritin OTC, boceprevir, SCH 900518, golimumab, HCV IRES, TRA, sugammadex, asenapine, BACE, FSH-CTP, MFF 258, QMF 149 and Nuvaring.

“Knowledge” of a party means as of the date hereof the reasonable knowledge of the persons listed in Section 9.1(a) of the Saturn Disclosure Letter with respect to Saturn or its Subsidiaries, or the persons listed in Section 9.1(a) of the Mercury Disclosure Letter with respect to Mercury or its Subsidiaries.

“Law” means any statutes, laws (including common law), rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, or decrees, applicable to Saturn or any of its Subsidiaries or Mercury and any of its Subsidiaries, as applicable, or their respective properties or assets.

“Liens” means any mortgages, security interests, liens, claims, pledges, options, rights of first offer or refusal, charges, conditional or installment sale contracts and other encumbrances.

“Life Insurance Benefit” has the meaning set forth in Section 6.9(b).

“Mercury” has the meaning set forth in the preamble hereto.

“Mercury Acquisition Contract” has the meaning set forth in Section 6.4(a).

“Mercury Board” means the Board of Directors of Mercury or any committee thereof.

“Mercury Book-Entry Shares” has the meaning set forth in Section 2.1(b).

“Mercury Certificates” has the meaning set forth in Section 2.1(b).

“Mercury Common Stock” means common stock, par value $0.01 per share, of Mercury.

“Mercury Current Balance Sheet” has the meaning set forth in Section 4.6(f).

“Mercury Disclosure Letter” has the meaning set forth in Article IV.

“Mercury Equity Awards” shall have the meaning set forth in Section 2.5(a).

“Mercury Expenses” means all of the reasonable documented out-of-pocket fees and expenses (including all commitment fees, ticking fees, extension fees, underwriting fees, structuring fees, interest, expenses and other costs or fees incurred in relation to the Commitment Letter, the Financing Definitive Agreements, the Financing, any alternative financing or any of the Financing Arrangements and fees, expenses and disbursements of counsel, accountants, investment bankers, financing sources, experts and consultants to Mercury and its Affiliates and Representatives) incurred by Mercury or any of its Subsidiaries on or prior to the termination of this Agreement in connection with the transactions contemplated hereby; provided, that in no event shall “Mercury Expenses” exceed $250,000,000, in the aggregate.

“Mercury Financial Advisor” has the meaning set forth in Section 4.17.

“Mercury Form 10-K” has the meaning set forth in Article IV.

“Mercury Intellectual Property” has the meaning set forth in Section 4.9(a).

“Mercury Material Adverse Effect” means (a) a material adverse effect on the business, financial condition, or results of operations of Mercury and its Subsidiaries, taken as a whole or (b) any Event that prevents or materially delays, or would be reasonably expected to prevent or materially delay, consummation by Mercury of the transactions contemplated by this Agreement or the performance by Mercury of any of its material obligations under this Agreement; provided, that any effect resulting from any of the following Events shall not be considered when determining whether a Mercury Material Adverse Effect shall have occurred: (i) any change or development in United States financial, credit or securities markets, general economic or business conditions, or political or regulatory conditions, (ii) any act of war, armed hostilities or terrorism or any worsening thereof, (iii) any change in Law or GAAP or the interpretation or enforcement of either, (iv) any change in the pharmaceutical (including animal health, biotechnology and consumer health) industry, (v) the negotiation, execution, delivery, performance, consummation, potential consummation or public announcement of this Agreement or the transactions contemplated by this Agreement, including any litigation resulting therefrom or with respect thereto, and any adverse change in customer, distributor, employee, supplier, financing source, licensor, licensee, sub-licensee, shareholder, co-promotion, collaboration or joint venture partner or similar relationships resulting therefrom or with respect thereto, including as a result of the identity of the other party to the Mergers; (vi) any failure of Mercury or any of its Subsidiaries to meet, with respect to any period or periods, any internal or industry analyst projections, forecasts, estimates of earnings or revenues, or business plans (it being agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Mercury Material Adverse Effect may be taken into account in determining whether a Mercury Material Adverse Effect has occurred), (vii) any change, in and of itself, in the market price or trading volume of the Mercury Common Stock (it being agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of Mercury Material Adverse Effect may be taken into account in determining whether a Mercury Material Adverse Effect has occurred); (viii) the taking of any action required by this Agreement; or (ix) the matters listed on Section 9.1(b) of the Mercury Disclosure Letter; provided, however, that a specific breach of an express representation set forth in Section 4.4, 4.9(b) and 4.13 shall be a breach of such representation notwithstanding subclause (v).Notwithstanding the proviso to clauses (a) and (b) of the preceding sentence, if an Event described in any of subclauses (i), (ii), (iii) and (iv) of such provision has had a disproportionate effect on the business, financial condition, or results of operations of Mercury and its Subsidiaries, taken as a whole, relative to other participants in the pharmaceutical (including animal health, biotechnology and consumer health) industry, then, the incremental impact of such Event on Mercury relative to other participants in the pharmaceutical (including animal health, biotechnology and consumer health) industry shall be taken into account for purposes of determining whether a Mercury Material Adverse Effect has occurred or is reasonably expected to occur.

“Mercury Material Contracts” has the meaning set forth in Section 4.8(a).

“Mercury Merger” has the meaning set forth in the recitals.

“Mercury Merger Consideration” has the meaning set forth in Section 2.1(b).

“Mercury Merger Surviving Corporation” has the meaning set forth in Section 1.1(b).

“Mercury Overseas Subsidiaries” has the meaning set forth in Section 6.14.

“Mercury Permits” has the meaning set forth in Section 4.11(a).

“Mercury Plans” means all “employee benefit plans” within the meaning of Section 3(3) of ERISA, all medical, dental, life insurance, equity, bonus or other incentive compensation, disability, salary continuation, severance, retention, retirement, pension, deferred compensation, vacation, sick pay or paid time off plans or policies, and any other plans, agreements (including employment, consulting and collective bargaining agreements), policies, trust funds or arrangements (whether written or unwritten, insured or self-insured) (a) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by Mercury, its Subsidiaries or any of their respective ERISA Affiliates on behalf of any employee, officer, director, shareholder or other service provider of Mercury or its Subsidiaries (whether current, former or retired) or their beneficiaries, or (b) with respect to which Mercury, its Subsidiaries or any of their respective ERISA Affiliates has or has had any obligation on behalf of any such employee, officer, director, shareholder or other service provider or beneficiary.

“Mercury Recommendation” has the meaning set forth in Section 6.2(a).

“Mercury Regulatory Agency” has the meaning set forth in Section 4.12(a).

“Mercury Regulatory Permits” has the meaning set forth in Section 4.12(a).

“Mercury SEC Reports” has the meaning set forth in Section 4.6(a).

“Mercury Shareholder Approval” has the meaning set forth in Section 4.3(c).

“Mercury Shareholder Meeting” has the meaning set forth in Section 6.2(a).

“Mercury Stock Incentive Plans” means Mercury’s 2006 Incentive Stock Plan, 2004 Incentive Stock Plan, 2001 Incentive Stock Plan, 1996 Incentive Stock Plan, 2006 Non-Employee Director Stock Option Plan, 2001 Non-Employee Director Stock Option Plan, and 1996 Non-Employee Director Stock Option Plan.

“Mercury Stock Measurement Price” means the volume weighted average price per share of Mercury Common Stock (rounded to the nearest cent) on the NYSE for the five (5) consecutive trading days ending on (and including) the second trading day immediately prior to the Closing Date (as reported by Bloomberg LP for each such trading day, or, if not reported by Bloomberg LP, any other authoritative source reasonably selected by Mercury).

“Merger Sub 1” has the meaning set forth in the preamble hereto.

“Merger Sub 2” has the meaning set forth in the preamble hereto.

“Mergers” means the Saturn Merger and the Mercury Merger.

“New Jersey Properties” has the meaning set forth in Section 6.20.

“New Plans” has the meaning set forth in Section 6.9(j).

“NJBCA” has the meaning set forth in the recitals.

“NJDEP” has the meaning set forth in Section 6.20.

“NYSE” means the New York Stock Exchange.

“Old Plans” has the meaning set forth in Section 6.9(j).

“OMT” has the meaning set forth in Section 3.13(a).

“Order” means with respect to any Person, any award, decision, injunction, judgment, stipulation, order, ruling, subpoena, writ, decree, consent decree or verdict entered, issued, made or rendered by any arbitrator or Governmental Entity of competent jurisdiction affecting such Person or any of its properties.

“Permitted Liens” means, with respect to any Person, (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate Proceedings and are adequately reserved for, (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate Proceedings, (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property, (d) covenants, conditions, restrictions, easements and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (e) any right of way or easement related to public roads and highways and (f) Liens arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation.

“Person” means an individual, a group (including a “group” under Section 13(d) of the Exchange Act), a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a Governmental Entity or any department, agency or political subdivision thereof.

“PHSA” has the meaning set forth in Section 3.12(a).

“Qualified Plan Benefit” has the meaning set forth in Section 6.9(b).

“Proceeding” has the meaning set forth in Section 3.10.

“Registered Intellectual Property” means all Intellectual Property that is subject to an application, certificate, filing or registration with a Governmental Entity.

“Registration Statement” has the meaning set forth in Section 6.1(a).

“Regulatory Divestiture” has the meaning set forth in Section 6.5(c).

“Related Person” means any former, current or future, direct or indirect, manager, director, officer, employee, agent or Representative of Mercury, any former, current or future, direct or indirect, holder of any equity interests or securities of Mercury, any former, current or future affiliate or assignee of Mercury or any former, current or future manager, director, officer, employee, agent, representative, affiliate or assignee of any of the foregoing.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping, disposing, dispersing, leaching, or migrating into, onto, or through the environment or within or upon any building, structure, facility or fixture.

“Repayment Amount” has the meaning set forth in Section 6.14.

“Representatives” has the meaning set forth in Section 6.3.

“Sarbanes-Oxley Act” has the meaning set forth in Section 3.6(a).

“Saturn” has the meaning set forth in the preamble hereto.

“Saturn Acquisition Contract” has the meaning set forth in Section 6.4(a).

“Saturn Award Exchange Ratio” has the meaning set forth in Section 2.4(a).

“Saturn Board” means the Board of Directors of Saturn or any committee thereof.

“Saturn Book-Entry Shares” has the meaning set forth in Section 2.1(a).

“Saturn Certificates” has the meaning set forth in Section 2.1(a).

“Saturn Common Stock” means the common stock, par value $0.50 per share, of Saturn.

“Saturn Current Balance Sheet” has the meaning set forth in Section 3.6(f).

“Saturn Deferred Stock Units” means each outstanding deferred stock unit, whether vested or unvested, representing an unfunded contractual right to receive shares of Saturn Common Stock issued under the Saturn Equity Plans.

“Saturn Disclosure Letter” has the meaning set forth in Article III.

“Saturn Employees” has the meaning set forth in Section 6.9(a).

“Saturn Employment Agreements” has the meaning set forth in Section 3.13(a).

“Saturn Equity Plans” means Saturn’s 2006 Stock Incentive Plan, Saturn’s 2002 Stock Option Plan, Saturn’s 1997 Stock Incentive Plan and the new stock incentive plan which Saturn is permitted to adopt and establish in accordance with the provisions of this Agreement.

“Saturn Euronote Facility” means the Credit Agreement dated October 24, 2007 entered into among Saturn, as the Borrower, each of the lenders from time to time party thereto, and BNP Paribas, as Administrative Agent, as amended, supplemented or otherwise modified from time to time.

“Saturn Expenses” means all of the reasonable documented out-of-pocket fees and expenses (including all fees, expenses and disbursements of counsel, accountants, investment bankers, experts and consultants to Saturn and its Affiliates and Representatives) incurred by Saturn or any of its Subsidiaries on or prior to the termination of this Agreement in connection with the transactions contemplated hereby; provided that in no event shall “Saturn Expenses” exceed $150,000,000, in the aggregate.

“Saturn Financial Advisors” has the meaning set forth in Section 3.21.

“Saturn Foreign Pension Plan” has the meaning set forth in Section 3.13(e).

“Saturn Foreign Plan(s)” has the meaning set forth in Section 3.13(a).

“Saturn Form 10-K” has the meaning set forth in Article III.

“Saturn Holdings BV” means Schering-Plough International Holdings B.V.

“Saturn Intellectual Property” has the meaning set forth in Section 3.9(a).

“Saturn Intl CV” means Schering-Plough International C.V.

“Saturn Material Adverse Effect” means (a) a material adverse effect on the business, financial condition, or results of operations of Saturn and its Subsidiaries, taken as a whole or (b) any Event that prevents or materially delays, or would be reasonably expected to prevent or materially delay, consummation by Saturn of the transactions contemplated by this Agreement or the performance by Saturn of any of its material obligations under this Agreement; provided, that any effect resulting from any of the following Events shall not be considered when determining whether a Saturn Material Adverse Effect shall have occurred: (i) any change or development in United States financial, credit or securities markets, general economic or business conditions, or political or regulatory conditions, (ii) any act of war, armed hostilities or terrorism or any worsening thereof, (iii) any change in Law or GAAP or the interpretation or enforcement of either, (iv) any change in the pharmaceutical (including animal health, biotechnology and consumer health) industry, (v) the negotiation, execution, delivery, performance, consummation, potential consummation or public announcement of this Agreement or the transactions contemplated by this Agreement, including any litigation resulting therefrom or with respect thereto, and any adverse change in customer, distributor, employee, supplier, financing source, licensor, licensee, sub-licensee, shareholder, co-promotion, collaboration or joint venture partner or similar relationships resulting therefrom or with respect thereto, including as a result of the identity of the other party to the Mergers, (vi) any failure of Saturn or any of its Subsidiaries to meet, with respect to any period or periods, any internal or industry analyst projections, forecasts, estimates of earnings or revenues, or business plans (it being agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Saturn Material Adverse Effect may be taken into account in determining whether a Saturn Material Adverse Effect has occurred), (vii) any change, in and of itself, in the market price or trading volume of the Saturn Common Stock (it being agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of Saturn Material Adverse Effect may be taken into account in determining whether a Saturn Material Adverse Effect has occurred); (viii) the taking of any action required by this Agreement, or (ix) the matters listed on Section 9.1(b) of the Saturn Disclosure Letter; provided, however, that a specific breach of an express representation set forth in Section 3.4, 3.9(b) and 3.13(h) shall be a breach of such representation notwithstanding subclause (v). Notwithstanding the proviso to clauses (a) and (b) of the preceding sentence, if an Event described in subclauses (i), (ii), (iii) or (iv) of such provision has had a disproportionate effect on the business, financial condition or results of operations of Saturn and its Subsidiaries, taken as a whole, relative to other participants in the pharmaceutical (including animal health, biotechnology and consumer health) industry, then, the incremental impact of such Event on Saturn relative to other participants in the pharmaceutical (including animal health, biotechnology and consumer health) industry shall be taken into account for purposes of determining whether a Saturn Material Adverse Effect has occurred or is reasonably expected to occur.

“Saturn Material Contracts” has the meaning set forth in Section 3.8(b).

“Saturn Merger” has the meaning set forth in the recitals.

“Saturn Merger Consideration” has the meaning set forth in Section 2.1(a).

“Saturn Merger Surviving Corporation” has the meaning set forth in Section 1.1(a).

“Saturn Merger Surviving Corporation Common Stock” means common stock, par value $0.50 per share, of the Saturn Merger Surviving Corporation.

“Saturn Options” means each outstanding option, whether vested or unvested, to purchase shares of Saturn Common Stock issued under the Saturn Equity Plans.

“Saturn Pension Plan” has the meaning set forth in Section 3.13(d).

“Saturn Performance Award” has the meaning set forth in Section 2.4(c).

“Saturn Permits” has the meaning set forth in Section 3.11(a).

“Saturn Plan” has the meaning set forth in Section 3.13(a).

“Saturn Product” means all biological and drug products, all animal health products and all consumer products being tested in clinical trials, manufactured, sold or distributed by Saturn or any of its Subsidiaries.

“Saturn Recommendation” has the meaning set forth in Section 6.2(b).

“Saturn Regulatory Agency” has the meaning set forth in Section 3.12(a).

“Saturn Regulatory Permits” has the meaning set forth in Section 3.12(a).

“Saturn Restricted Stock Units” means each outstanding restricted stock unit representing an unfunded contractual right to receive shares of Saturn Common Stock issued under the Saturn Equity Plans.

“Saturn Revolving Credit Facility” means the Credit Agreement dated August 9, 2007 and entered into among Saturn, as a Borrower, certain subsidiaries thereof from time to time party thereto as Designated Borrowers, Saturn Ltd, as Swiss Borrower, the lenders from time to time party thereto and Banc of America, N.A. as Administrative Agent, as amended, supplemented or otherwise modified from time to time.

“Saturn SEC Reports” has the meaning set forth in Section 3.6(a).

“Saturn Severance Plan” has the meaning set forth in Section 6.9(e).

“Saturn Share Issuance” means the issuance of shares of Saturn Merger Surviving Corporation Common Stock to holders of the Mercury Common Stock and the Saturn Common Stock as a result of the Mergers pursuant to the terms and subject to the conditions of this Agreement.

“Saturn Shareholder Approval” has the meaning set forth in Section 3.3(c).

“Saturn Shareholder Meeting” has the meaning set forth in Section 6.2(b).

“Saturn Sub” shall mean “Schering Corporation.”

“Saturn Surviving Corporation Convertible Preferred Stock” has the meaning set forth in Section 2.1(a)(i).

“SEC” means the United States Securities and Exchange Commission.

“Section 16” has the meaning set forth in Section 6.9(h).

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Employees” has the meaning set forth in Section 3.13(a).

“SERP Minimum Benefit” has the meaning set forth in Section 6.9(b).

“Significant Subsidiary” shall mean, with respect to any party, any corporation or other organization, whether incorporated or unincorporated or domestic or foreign to the United States, that is a “significant subsidiary” as defined under Rule 1-02(w) of Regulation S-X promulgated under the Securities Act.

“Site Professional” has the meaning set forth in Section 6.20.

“Stock Consideration” has the meaning set forth in Section 2.1(a).

“Subsequent Effective Time” has the meaning set forth in Section 1.1(b).

“Subsidiary” means any corporation, company, partnership, organization or other entity of which the securities or other ownership interests having more than 50% of the ordinary voting power in electing the board of directors or other governing body are, at the time of such determination, owned by an entity or another Subsidiary of such entity.

“Superior Proposal” has the meaning set forth in Section 6.4(e).

“Takeover Statute” has the meaning set forth in Section 3.24.

“Tax” or “Taxes” means any United States federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

“Tax Returns” means any return, report, information return, form, declaration, statement or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax, including any attachments, amendment, or supplements thereto.

“Termination Fee” means $1.25 billion.

“US Employee” has the meaning set forth in Section 6.9(b).

“Willful and Material Breach” means a material breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

9.2	Construction.

(a)       Unless the context otherwise requires, as used in this Agreement (i) an accounting term not otherwise defined in this Agreement has the meaning ascribed to it in accordance with GAAP, (ii) “or” is not exclusive, (iii) “including” and its variants mean “including, without limitation” and its variants, (iv) words defined in the singular have the parallel meaning in the plural and vice versa, (v) words of one gender shall be construed to apply to each gender, (vi) the term “party” refers to a party to this Agreement and the term “parties” refers to the parties to this Agreement and (vii) the terms “Article,” “Section,” and “Schedule” refer to the specified Article, Section, or Schedule of or to this Agreement.

(b)       A reference to any Person includes such Person’s successors and permitted assigns.

(c)       Any references to “dollars” or “$” means dollars of the United States of America.

ARTICLE X

MISCELLANEOUS

10.1     Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Subsequent Effective Time. This Section 10.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance, in whole or in part, after the Subsequent Effective Time.

10.2     Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person or (b) upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or by hand for delivery on the next Business Day) or (c) on receipt after dispatch by registered or certified mail, postage prepaid or (d) on the next Business Day if transmitted by national overnight courier, addressed, in each case as follows:

Notices to Mercury:

Merck & Co., Inc.

One Merck Drive

P.O. Box 100, WS3A-65

Whitehouse Station, NJ 08889-0100

Attn: Office of Secretary

Facsimile No.: 908-735-1246

with a copy to (which shall not constitute notice):

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attn:	David N. Shine
Philip Richter

Facsimile No.: 212-859-4000

Notices to Saturn, Merger Sub 1 or Merger Sub 2:

Schering-Plough Corporation

2000 Galloping Hill Road

Kenilworth, NJ 07033

Attn:	Thomas Sabatino
K.C. Lam

Facsimile No.: 908-298-7555

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attn:    Andrew R. Brownstein

Gavin D. Solotar

Facsimile No.: 212-403-2000

10.3     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated by this Agreement are fulfilled to the extent possible.

10.4     Entire Agreement. This Agreement, the exhibits hereto, the Saturn Disclosure Letter, the Mercury Disclosure Letter and the other documents delivered pursuant hereto and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter of this Agreement.

10.5     Assignment; Merger Subs. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Saturn guarantees the full and punctual performance by Merger Sub 1 and Merger Sub 2 of all the obligations of Merger Sub 1 and Merger Sub 2 hereunder.

10.6     Extension; Waiver. At any time prior to the Subsequent Effective Time, the parties, by action taken or authorized by their respective Boards of Directors, may to the extent legally allowed, (a) extend the time for performance of any of the obligations or other acts of the other parties, (b) waive any breach of an inaccuracy in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other of any of the agreements or conditions contained herein.

10.7     Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than with respect to the Indemnified Parties solely pursuant to Section 6.8, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.8     No Strict Construction. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

10.9	Governing Law; Consent to Jurisdiction.

(a)       This Agreement shall in all respects be governed by, and construed in accordance with, the Laws of the State of New Jersey applicable to agreements made and to be performed entirely within such State, including all matters of construction, validity and performance.

(b)       Any claim, action or dispute against any party to this Agreement arising out of or in any way relating to this Agreement shall be brought in the New Jersey Superior Court in Hunterdon County or in the event (but only in the event) that the New Jersey Superior

Court does not have subject matter jurisdiction over such claim, action or dispute, in the United States District Court for the District of New Jersey sitting in Newark in the State of New Jersey. Each of the parties hereby submits to the exclusive jurisdiction of such courts for the purpose of any such claim, action or dispute; provided, that a final judgment in any such claim, action or dispute shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably waives and unconditionally agrees not to assert, by way of a motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this agreement (i) any objection that it may ever have that the laying of venue of any such claim, action or dispute in any federal or state court located in the above named county or city is improper, (ii) any objection that any such claim, action or dispute brought in any of the above named courts has been brought in an inconvenient forum and (iii) any claim that it is not personally subject to the jurisdiction of the above named courts. To the extent that service of process by mail is permitted by applicable Law, each party irrevocably consents to the service of process in any such claim, action or dispute in such courts by the mailing of such process by registered or certified mail, postage prepaid, at its address for notices provided for herein.

10.10   Disclosure Letters. The statements in the Saturn Disclosure Letter and the Mercury Disclosure Letter relate to the provisions in the section of this Agreement to which they expressly relate; provided, however, that any information set forth in one section of the Saturn Disclosure Letter or the Mercury Disclosure Letter, as the case may be, shall also be deemed to apply to each other section to which its relevance is reasonably apparent. In the Saturn Disclosure Letter and the Mercury Disclosure Letter, (a) all capitalized terms used but not defined therein shall have the meanings assigned to them in this Agreement, (b) the section numbers correspond to the section numbers in this Agreement and (c) inclusion of any item in a disclosure letter (i) does not represent a determination that such item is material or establish a standard of materiality, (ii) does not represent a determination that such item did not arise in the ordinary course of business and (iii) shall not constitute, or be deemed to be, an admission to any third party concerning such item.

10.11   Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages, except as limited by Section 8.3) to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. In circumstances where Mercury or Saturn is obligated to consummate the Mergers and the Mergers have not been consummated (other than as a result of the other party’s refusal to close in violation of this Agreement) each of Saturn and Mercury expressly acknowledges and agrees that the other party and its shareholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate such other party and its shareholders, and that such other party on behalf of itself and its shareholders shall be entitled to enforce specifically Mercury’s or Saturn’s, as the case may be, obligation to consummate the

Mergers. Notwithstanding the foregoing or any other provision of this Agreement, the parties acknowledge and agree that neither Saturn nor Merger Sub 1 or Merger Sub 2 shall be entitled to enforce specifically the obligations of Mercury to consummate the transactions contemplated by this Agreement unless all of the conditions set forth in Section 7.1 and Section 7.2 shall have been satisfied or waived and the proceeds of the Financing are then available in full pursuant to the Commitment Letter (or if Financing Definitive Agreements have been entered into, pursuant to such Financing Definitive Agreements). Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.11, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

10.12   WAIVER OF TRIAL BY JURY. THE PARTIES WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING UNDER OR CONCERNING THIS AGREEMENT OR ANY ACTION OR PROCEEDING ARISING OUT OF OR CONCERNING THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING.

10.13   Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.14   Amendment. Subject to applicable Law, this Agreement may be amended by the mutual agreement of the parties at any time prior to the Initial Effective Time only by an instrument in writing signed by the parties.

* * * * *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

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